
11008389


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
211
SECTION



HAMPSHIRE GROUP

2 0 1 1

HAMPSHIRE GROUP

September 26, 2011

To Our Shareholders:

In contrast to the adversity and headwinds we've faced for much of the last five years, the past several months have been very promising for our Company. During 2009, we set about implementing a pragmatic and thoughtful turnaround plan that showed early signs of success—SG&A was reduced, gross profit margin was improved and the majority of our non-operational matters were resolved. During a severe retail downturn in the U.S., we appeared to be on track for a marked improvement in our results, until ominous signs of raw material cost increases, overseas labor pressures and rising logistics costs emerged.

These factors impacted the profitability of our products and their competitiveness on the floors of our retail customers who have for some time been steering their offerings to private label brands. It was apparent to us that our women's businesses were ill-equipped to successfully confront these new economic realities. This past May, we announced the sale of our Hampshire Designers business to LF USA and the sale of our Item Eyes business to KBL Group, with anticipated total proceeds of approximately $15.5 million.

We have a clear operating strategy going forward to transform our business into one best suited for the coming market realities: we need to be a brand owner, diversify our distribution channels through strategies aimed at vertical specialty stores and direct-to-consumer, and, in some cases, vertically integrate. I am pleased to report that we have repositioned ourselves onto a path to accomplish each of these goals, while preserving the strength of our balance sheet, and thus, our ability to see our turnaround through to a successful completion.

On August 25, 2011, we consummated our acquisition of Rio Garment S. de R. L. for an aggregate purchase price, subject to certain adjustments, of $22.9 million, of which approximately $10 million will be paid in the form of shares of our common stock. Hampshire Group now consists of: our legacy Hampshire Brands business, which markets moderate apparel to department and chain stores primarily under licensed labels; scott james™, our contemporary, better priced menswear brand, which we debuted during July 2010; and Rio Garment S de R. L., a Honduras-based manufacturer of knit tops primarily for the vertical specialty store channel.

In scott james™ we have a business that has, in just over one year, opened over 170 better men's specialty store accounts, become a foundational brand for a leading online retailer, and, most importantly, given us something strong enough off of which to launch our own e-commerce enabled web site and our first retail store. Still in the early stages, we believe this brand in the long-term is perfectly suited for substantial growth. The gross margins of scott james™ are significantly higher than those of our historical businesses and, with sales growth, will contribute to an improved business model and value for our company.

In Rio Garment, we have acquired a profitable business with built-in capacity for growth in a distribution channel, vertical specialty stores, that is 24% larger than the combined department and chain store channels. As we integrate Rio Garment, we foresee significant cross-selling opportunities by introducing Rio products to our legacy customer base and by penetrating Rio's customer relationships with our core, men's products. Further, the acquisition puts us on the leading edge of a strong industry trend toward migrating production back to the western hemisphere, from which additional unforeseen benefits are likely to come.

Over the past two years we have demonstrated our ability and commitment to curtailing expenses and enhancing efficiencies. You should expect these core principles to continue to govern our efforts as we strive to return to profitability and growth by way of continuing our turnaround efforts at Hampshire Brands, scaling the scott james™ business and leveraging our financial strength and industry reputation to reap the growth opportunities presented by way of Rio Garment.

The management and board of directors of the company are fully committed to improving shareholder value. While much work remains, I have confidence that our strategy and many new initiatives will lead us to significantly improved operating performance. In a short time we have dramatically changed our company to one that can effectively compete in today's global markets. Many obstacles remain in an ongoing challenging economy but, as I remarked at the outset, it is an exciting and promising time for the Company. I am proud of the employees and management team of the company for the immense dedication and herculean efforts they have made in recent months. I look forward to providing updates along the way and I thank you, our shareholders, for your patience and support as we worked to get to this transformative moment in our lifecycle.

Respectfully,



Heath L. Golden

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 000-20201

HAMPSHIRE GROUP, LIMITED

(Exact name of registrant as specified in its charter)

Delaware	**06-0967107**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
114 W. 41st Street, New York, New York	**10036**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 840-5666

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
(Title of Class)
Common Stock, $0.10 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted to its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if Smaller Reporting Company)	Smaller Reporting Company ☒

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 3, 2010, the aggregate market value of the voting and non-voting Common Stock held by non-affiliates of the registrant was $25,022,905. Such aggregate market value was computed by reference to the closing sale price of the Common Stock as reported on the OTC Markets, a centralized quotation service that collects and publishes market maker quotes for over-the-counter securities, on such date. For purposes of making this calculation only, the Registrant has defined "affiliates" as including all directors and executive officers, but excluding any institutional stockholders owning more than ten percent of the Registrant's Common Stock.

Number of shares of Common Stock outstanding as of March 8, 2011: 6,329,235

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Registrant's Definitive Proxy Statement, relative to our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

HAMPSHIRE GROUP, LIMITED

ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended December 31, 2010

"SAFE HARBOR" STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

From time to time, we make oral and written statements that may constitute "forward looking statements" (rather than historical facts) as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (the "SEC") in its rules, regulations and releases, including Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We desire to take advantage of the "safe harbor" provisions in the Private Securities Litigation Reform Act of 1995 for forward looking statements made from time to time, including, but not limited to, the forward looking statements made in this Annual Report on Form 10-K (the "Annual Report"), as well as those made in other filings with the SEC.

Forward looking statements can be identified by our use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue," "forecast," "foresee," or other similar words. Such forward looking statements are based on our management's current plans and expectations and are subject to risks, uncertainties and changes in plans that could cause actual results to differ materially from those described in the forward looking statements. Important factors that could cause actual results to differ materially from those anticipated in our forward looking statements include, but are not limited to, those described under "Risk Factors" set forth in Item 1A of this Annual Report.

We expressly disclaim any obligation to release publicly any updates or any changes in our expectations or any changes in events, conditions or circumstances on which any forward-looking statement is based.

As used herein, except as otherwise indicated by the context, the terms "Hampshire," "Company," "we," and "us" are used to refer to Hampshire Group, Limited and our wholly-owned subsidiaries.

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PART I.

Item 1. Business.

Company Overview

General

Hampshire Group, Limited is a provider of women's and men's sweaters, wovens and knits, and is a designer and marketer of branded apparel in the United States. As a holding company, we operate through our wholly-owned subsidiaries—Hampshire Designers, Inc. and Item-Eyes, Inc., which in turn hold our operating divisions—Women's and Men's. The Company was established in 1977 and is incorporated in the state of Delaware.

Our Women's division is comprised of both our women's knitwear business, known as Hampshire Designers, and our women's related sportswear business, known as Item-Eyes. Our men's division, known as Hampshire Brands, offers both sweaters and sportswear.

Our products, both branded and private label, are marketed in the moderate and better markets through multiple channels of distribution, including national and regional department and chain stores. All of our divisions source their product with quality manufacturers. Keynote Services, Limited, our China based subsidiary, assists with our sourcing needs and provides quality control services.

Recent Initiatives

The economic environment that we experienced in 2008, which continued throughout 2009 and into 2010, was characterized by, among other things, a decline in consumer spending, substantial tightening of credit markets, and inflationary pressures on our cost of goods. Accordingly, our priorities included:

- ***Restructuring of management.*** During 2009, in light of a prolonged and accelerating decline in operating results, our Board of Directors initiated a plan to restructure the management team to better position the Company to meet the challenges posed by the economic environment in 2009 and to establish a framework for future growth. This plan resulted in the reduction of senior management from eight to four positions, the departure of five executives, the appointment of Heath L. Golden as President and Chief Executive Officer, and the hiring of Howard L. Zwilling as President of Women's Apparel. Mr. Zwilling joined us with more than 30 years of operational and merchandising expertise in the retail industry and a strong knowledge of the women's apparel sector from former leadership roles at Jones Apparel Group. During October 2010, we further strengthened our management team by appointing Eric G. Prengel as President of Men's Apparel. Mr. Prengel brings nearly two decades of expertise in developing and growing menswear brands, most recently at HMX LLC (formerly Hartmarx Corporation).
- ***Broadening our customer base and our diversifying sales channels.*** We remained focused on exploring opportunities to grow our sales and expand our retail relationships in 2010. As part of these efforts, in the second quarter we acquired scott james™, a men's specialty retailer and wholesaler provider. A contemporary menswear collection primarily selling to upscale specialty stores, scott james™ marked an important first step in our ongoing mission to strengthen and deepen our retail relationships.
- ***Reducing our overhead to a level commensurate with projected revenue.*** We continued our cost reduction efforts initiated in 2009 by implementing tighter controls on discretionary spending, reducing compensation, and streamlining initiatives. We also continued to rationalize office space and staff, including the consolidation of certain support and production functions and outsourcing of certain corporate functions.
- ***Decentralizing our sourcing to achieve reductions in cost of goods sold.*** During 2008, we sourced over 95% of our goods within China largely through three Company offices in China, which employed over 130 people and were overseen by a global sourcing executive reporting to the Chief Executive Officer. During 2009, we reduced our China-based organizational structure to 26 employees and one office and are making a concerted effort to explore sourcing opportunities in, among other places, Bangladesh, Vietnam, India and Indonesia. In addition, rather than have sourcing as a corporate function, it is now handled at the division level. This structure remained in effect during 2010 and resulted in more effective collaboration between our sales and design teams, on the one hand, and our third party factories, on the other hand. This structure has helped manage cost of goods sold and ingoing margins and enabled us to reduce the portion of our goods sourced in China to 87%.

- ***Improving cash flow***. Prior to 2009, we paid for virtually all of our goods using letters of credit, which required a credit facility with significant capacity and resulted in meaningful costs. We have since obtained open terms from most of our major suppliers, which has resulted in us increasing our average time outstanding for trade payables and permitted us to significantly reduce the size of our credit facility and its associated costs. Further in October 2010, we entered into a new credit facility with more favorable terms that replaced the prior credit facility in its entirety.

Our Products

We have significantly expanded and diversified our product lines. In the 1990s, our product line primarily consisted of women's full-fashion, Luxelon® (acrylic yarn) sweaters marketed under the Designers Originals® label. Although Designers Originals®, now in its 55th year, remains a leading brand at retailers nationwide, our expanded product line permits us to supply many more departments of our existing customers and helps us attract new customers.

Hampshire Designers. Hampshire Designers offers sweaters and knit tops for women under the brands Designers Originals®, Hampshire Studio®, Mercer Street Studio®, and Spring+Mercer®, as well as the private labels of our customers. Hampshire Studio® and Mercer Street Studio® are proprietary labels for two of our largest accounts. Spring+Mercer® is a line that we introduced during 2006 that features more contemporary styling.

Item-Eyes. Item-Eyes markets women's related sportswear, including jackets, sweaters, pants, skirts, and "soft dressing," for the moderate market under labels such as Requirements®, RQT by Requirements®, and R.E.Q. by Requirements®, as well as the private labels of our customers.

Hampshire Brands. For men, we offer sweaters under the licensed names of Geoffrey Beene® and Dockers®, as well as the private labels of our customers. In Fall 2009, in an exclusive arrangement with J. C. Penney Company, Inc. ("JC Penney"), we launched a full sportswear line under the licensed JOE Joseph Abboud® label, which includes sweaters, knits, woven tops, blazers, and a range of men's bottoms, as well as a tops line under the licensed Alexander Julian Colours® label, which includes sweaters, knits and woven tops. In addition, we introduced our own brand, Spring+Mercer®, for men during 2006, which is a more modern line featuring sweaters and knit and woven tops.

scott james. scott james™ is a men's specialty retailer and wholesale provider of apparel. scott james™ operates one store, located in Boston, Massachusetts and a wholesale business that sells primarily to upscale specialty stores. We acquired scott james™ in 2010 to broaden our customer base and diversify our sales channels.

The emphasis with each of the brands is a compelling product that features high quality and good value. Our brands cover the entire range of department store offerings, from "main floor" traditional styles to fashion-forward designer styles.

Our Strengths

We believe that we occupy a strong competitive position in a consolidating industry, which we plan to further solidify through:

Business Focus. We continually review our portfolio of labels, business lines, and divisions to evaluate whether they meet profitability and performance requirements and are in line with our business focus. During 2010, through the acquisition of certain assets we launched the scott james™ label.

Solid Infrastructure. We are recognized by leading retailers for our compelling product design, high quality-value proposition, sourcing expertise, and commitment to customer service, all of which are important components for major retailers. Our international sourcing abilities permit us to deliver trend right, quality product to each of the tiers of distribution we supply, which are primarily located within the United States. The quality of our garments is assured in a variety of ways. Each garment is manufactured using fine quality yarns and undergoes rigorous quality assurance checks. We utilize our own personnel, as well as factory personnel, independent inspection agencies, and independent test labs to ensure that our products meet the high quality standards required for our brands.

Extensive and Diverse Retail Relationships. Our relationships with major retailers range from national and regional department stores such as Macy's, Inc. ("Macy's"), Belk, Inc., and Dillard's, Inc., to national chain stores such as JC Penney and Kohl's Department Stores, Inc. ("Kohls"), to warehouse clubs such as Costco Wholesale Corporation, to off-price retailers such as TJ Maxx, a division of The TJX Companies, Inc., and Ross Stores, Inc. These relationships enable our products to reach a large consumer base both in number and in geographical area.

Our Strategy

Hampshire's strategies for the future include leveraging our:

Experienced Design and Sourcing Capabilities. We have and continue to invest in high quality design talent and resources, including designers with years of experience, state of the art design software and seamless, real time data and video connectivity to our China office. Each of these initiatives is aimed at further strengthening our design and sourcing efficiencies to ensure our brands fulfill the demand for high quality, value and trend-right product.

Strong Competitive Position. As our retail customers seek to differentiate their assortments from competitors, they are increasingly turning to select designer and exclusive labels. We have demonstrated our value to retailers by offering such well-known licensed brands as Geoffrey Beene®, Dockers®, JOE Joseph Abboud® and Alexander Julian Colours® lines. In addition, we are continuing to develop our own contemporary-styled brands, Spring+Mercer® and scott james™, while concurrently managing our historic core labels, which include Designers Originals®, Hampshire Studio®, Mercer Street Studio®, Requirements®, RQT by Requirements®, and R.E.Q. by Requirements®.

Constant Improvement of our Infrastructure. As efficient systems and technologies are critical to meeting our retail customers' needs, we are constantly re-evaluating our infrastructure to obtain additional synergies and efficiencies. In 2009, we implemented a state-of-the-art accounting, analysis, and payables imaging software platform, which we believe will continue to drive efficiency. In 2010, we continued to integrate our reporting and operating platforms to improve efficient access to valuable information.

Growth Opportunities in Existing and New Channels. We are focused both on growing our sales to retailers in the moderate department and chain store channel, where we believe we are under-penetrated, as well as actively exploring new sales channels including international, specialty stores and shop-at-home. Our efforts with scott james™ mark an important starting point for us in these efforts.

Organization

We have a long history of supplying men's and women's branded and private label sweaters and women's woven and knit related sportswear to the moderate price sector of department stores, and national chains throughout the United States. We utilize our own sales force to sell our product. With our established international sourcing relationships, we have the ability to respond quickly to changing fashion trends.

Customers

We have long term relationships with many of our customers. We sell our products principally into the moderate price sector of most major department and chain stores in the United States. Over the past few years, we have seen a decrease in the number of our significant retail customers due to the consolidation of the retail industry and bankruptcy filings by several customers. Sales to our three largest customers, JC Penney, Kohl's, and Macy's in 2010 represented 26%, 15%, and 11%, respectively, of total annual sales. These same three customers represented 27%, 16%, and 11%, respectively, of total sales during 2009. For each of the last two years, more than 99% of our sales were to customers located in the United States. Sales outside of the United States were principally to two accounts in Canada and Mexico.

Suppliers

We primarily use foreign suppliers for our raw materials and the production of our product. During 2010, the majority of our product was produced by independent manufacturers located in China.

Competition

The apparel market remains highly competitive. Competition is primarily based on design, price, quality, and service. While we face competition from domestic manufacturers and distributors, our primary competition comes from private label programs of the internal sourcing organizations of many of our customers and factories located in Southeast Asia.

Our ability to compete is enhanced by our in-house design capabilities and our international sourcing relationships. Our launches of JOE Joseph Abboud® and scott james™ are the most recent examples of our ongoing efforts to deploy our financial resources in a manner that helps develop a competitive advantage by broadening our apparel offering and product lines to reach multiple tiers of distribution.

Seasonality
Although we sell apparel throughout the year, our business is highly seasonal with approximately 74% of annual net sales occurring during the third and fourth quarters of 2010, which is consistent with our historical results. This is primarily due to the large concentration of sweaters in our product mix and the seasonality of the apparel industry in general. Accordingly, our inventory typically increases in the second and third quarters to accommodate such anticipated demand.

Effects of Changing Prices
We are subject to increased prices for the products we source. We have historically managed our gross margin by achieving sourcing efficiencies, controlling costs in other parts of our operation and, when appropriate, passing along a portion of our cost increases to our customers through higher selling prices. We confront inflationary pressures in transportation costs, labor and materials, particularly cotton.

Backlog
Our sales order backlog as of March 4, 2011 was approximately $95.8 million compared to approximately $97.5 million as of March 5, 2010. The timing of the placement of seasonal orders by customers affects the backlog; accordingly, a comparison of backlog from year to year is not necessarily indicative of a trend in sales for the year. The backlog as of March 4, 2011 is expected to be filled during 2011.

Trademarks and Licenses
We consider our owned trademarks to have significant value in the marketing of our products. In addition, we have entered into licensing agreements to manufacture and market apparel under certain labels for which we pay royalties based on the volume of sales. The licensing agreements are generally for a three-year term, with an option to renew for an additional three-year period, provided we have met certain sales thresholds. We do not own any patents.

Research and Development Activities
During the last two fiscal years, we did not spend any significant amounts on research and development activities.

Electronic Information Systems
In order to schedule production, fill customer orders, transmit shipment data to our customers' distribution centers, and invoice electronically, we have developed a number of integrated electronic information systems applications. Over 90% of all of our customer orders for 2010 were received electronically. In some instances, our customers' computer systems generate these orders based on sales and inventory levels. We electronically send advance shipment notices and invoices to our customers, which result in the timely update of their inventory levels.

Credit and Collection
We manage our credit and collection functions by approving and monitoring our customers' credit lines. Credit limits are determined by past payment history and financial information obtained from credit agencies and other sources. The majority of high risk accounts are factored without recourse, if possible, with financial institutions to reduce our high credit risk exposure. We believe that our review procedures and our credit and collection staff have contributed significantly toward minimizing our losses from bad debt.

Governmental Regulation and Trade Agreements
The apparel industry and our business are subject to a wide variety of international trade agreements as well as federal, state, and local regulations. We believe we are in compliance in all material respects with these agreements and regulations.

International trade agreements in particular can have a significant impact on the apparel industry and consequently on our business. These agreements generally provide for tariffs, which impose a duty charge on the product being imported, and quotas, which limit the amount of a product that may be imported from a specific country, both of which increase the cost of importing a product.

Primary among the trade agreements existing between the United States and certain foreign countries is the World Trade Organization ("WTO"), which is the governing body for international trade among the 151 originating member countries, including the United States. Effective January 1, 2005, all such quota restrictions involving trade with WTO member countries were terminated. In addition to the WTO, apparel imports into the United States are affected by other trade agreements and legislation, including the North American Free Trade Agreement, which has eliminated all apparel tariffs and quotas between Canada, Mexico, and the United States, and legislation granting similar trade benefits to 23 Caribbean countries. Further, Congress passed the African Growth and Opportunity Act in 2000, which gave 38 countries in sub-Saharan Africa similar trade privileges on apparel and certain other products exported to the United States.

Compliance with Environmental Laws
We believe that we are in compliance with applicable environmental laws and that such compliance will not have a major adverse financial impact on us. We further believe that there are no environmental matters that are likely to have a significant financial impact on us.

Employees
As of March 8, 2011, we had approximately 158 full-time employees and 4 part-time employees. We believe our relationship with our employees is good.

Available Information
Our periodic and current reports, including amendments to such reports as filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our website, www.hamp.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on our website is not and should not be deemed a part of this Annual Report or a part of any other report or filing with the SEC.

Item 1A. Risk Factors.

In addition to the risks that are described below, there may be risks that we do not yet know of or that we currently think are immaterial that may also impair our business. If any of the events or circumstances described as risks below or elsewhere in this report actually occur, our business, results of operations, or financial condition could be materially and adversely affected. The following risks, as well as other information contained herein, including our consolidated financial statements and notes thereto, should be carefully considered in evaluating our business and any investment in our common stock.

The apparel industry is heavily influenced by general economic cycles that affect consumer spending. A prolonged period of depressed consumer spending would have a material adverse effect on us.
The apparel industry has historically been subject to cyclical variations, recessions in the general economy and uncertainties regarding future economic prospects that affect consumer spending habits, which could negatively impact our business. The success of our operations depends on a number of factors impacting discretionary consumer spending, including general economic conditions, consumer confidence, wages and unemployment, housing prices, consumer debt, interest rates, fuel and energy costs, taxation and political conditions. A downturn in the economy may affect consumer purchases of our products and adversely impact our growth and profitability.

We primarily use foreign suppliers for our raw materials and the manufacture of our products, which poses risks to our business operations.
During 2010, most of our products were produced by independent manufacturers located in China. Although no single supplier is critical to our production needs, any of the following could adversely affect the production and delivery of our products and, as a result, have an adverse effect on our business, financial condition, and results of operations:

- political or labor instability in countries where contractors and suppliers are located;
- political or military conflict involving the United States;
- heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries, or impoundment of goods for extended periods;
- a significant decrease in availability or continued increase in cost of labor or raw materials, particularly in cotton or petroleum-based synthetic fabrics;
- impact of the global economic downturn on third party factories and their viability;
- disease epidemics and health-related concerns, such as the SARS, Avian, and H1N1 flu outbreaks in recent years, which could result in closed factories, reduced workforces, and scrutiny or embargo of goods produced in infected areas;
- imposition of regulations, quotas or duties relating to imports, which, among other things, could limit our ability to produce products in cost effective countries that have the labor force and expertise required;
- any action that may change the currency exchange rate of the Yuan against the dollar or to permit the exchange rate to float; and
- significant fluctuation of the value of the dollar against other foreign currencies.

The occurrence of any, some, or all of these events would result in an increase in our costs of goods, which we may not be able to pass on to our customers. This reduction in our gross margin would likely result in an adverse effect on our results of operations.

There may not be an established public trading market for the Company's common stock.
Effective with the opening of business on January 19, 2007, our common stock was delisted from the Nasdaq Global Market. There is currently no established public trading market for our common stock. Our common stock is currently quoted on the OTC Markets (formerly known as "Pink Sheets") under the symbol "HAMP.PK". The OTC Markets is a centralized quotation service that collects and publishes market maker quotes for over-the-counter securities in real time. Over-the-counter market quotations, like those on the OTC Markets, reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. Currently, we are not actively seeking to become listed on the Nasdaq Global Market or any other exchange. There can be no assurance that our common stock will again be listed on the Nasdaq Global Market or any other exchange, or that a trading market for our common stock will be established.

We rely on our key customers, and a significant decrease in business from or the loss of any one of these key customers would substantially reduce our revenues and adversely affect our business.
JC Penney, Kohl's and Macy's account for a significant portion of our revenues. We do not have long term agreements with any of our customers and purchases generally occur on an order-by-order basis. A decision by any of our major customers, whether motivated by marketing strategy, competitive conditions, financial difficulties, or otherwise, to decrease significantly the amount of merchandise purchased from us or to change their manner of doing business with us, could substantially reduce our revenues and have a material adverse effect on our profitability.

The retail industry has, in the past several years, experienced a great deal of consolidation and other ownership changes and we expect such changes to be ongoing. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations, or re-position their stores' target markets. Any of these types of actions could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could decrease our opportunities in the market, increase our reliance on a smaller number of customers, and decrease our negotiating strength with them.

Our business has been and could continue to be adversely affected by financial instability experienced by our customers.
During the past several years, various retailers have experienced significant financial difficulties, which have resulted in bankruptcies, liquidations, and store closings. Over the last few years, several of our customers, including Goody's, Mervyns, Gottschalks, and Boscov's, either reorganized or liquidated. We sell our product primarily to national and regional department stores in the United States on credit and evaluate each customer's financial condition on a regular basis in order to determine the credit risk we take in selling goods to them. The financial difficulties of a customer could cause us to curtail business with that customer and we may be unable to shift sales to another customer at comparable margins. We may also assume more credit risk relating to receivables of a customer experiencing financial instability. Should these circumstances arise with respect to our customers, our inability to shift sales or to collect on our trade accounts receivable from any one of our customers could substantially reduce our revenues and have a material adverse effect on our financial condition and results of operations.

Chargebacks and margin support payments may have a material adverse effect on our business.
Consistent with industry practice, we may allow customers to deduct agreed upon amounts from the purchase price for sales allowances, co-op advertising, new store opening discounts, and other marketing development funds, which in the opinion of management promotes brand awareness. In addition, margin support payments may be required due to lower than anticipated sell through rates, which may be caused by uncontrollable factors, such as general economic conditions, changing fashion trends, and weather conditions, as well as controllable factors, such as wholesale prices, design, merchandising, and the quality of our goods. During recent years, we have experienced a significant increase in the annual amount of margin support needed. These deductions have a dilutive effect on our business and results of operations since they reduce overall gross profit margins on sales. If our efforts to reduce the trend in our margin support need are unsuccessful, we will likely continue to experience significant levels of chargebacks and margin support payments, which may further reduce our profitability resulting in a material adverse effect on our business.

We are dependent upon the revenues generated by our licensing alliances and the loss or inability to renew certain licenses could reduce our revenue and consequently reduce our net income.
We license from third parties such as Geoffrey Beene®, Dockers®, JOE Joseph Abboud®, and Alexander Julian Colours® brands for specific products. The term of each of our licenses is generally three years, and, we typically have the opportunity to renew or extend the licenses, which are sometimes conditioned upon our meeting certain sales targets. We may not be able

to renew or extend these licenses on favorable terms, if at all. If we are unable to renew or extend any one of these licenses, we could experience a decrease in net sales.

We may not be able to anticipate consumer preferences and fashion trends, which could negatively affect acceptance of our products by retailers and consumers and result in a significant decrease in net sales.

Our failure to anticipate, identify, and respond effectively to changing consumer demands and fashion trends could adversely affect acceptance of our products by retailers and consumers and may result in a significant decrease in net sales or leave us with a substantial amount of unsold inventory. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. We may not be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, any new products or brands that we introduce may not be received successfully by retailers and consumers. If our products are not received successfully by retailers and consumers and we are left with a substantial amount of unsold inventory, we may be forced to rely on markdowns or promotional sales to dispose of excess inventory. If this occurs, our business, financial condition, and results of operations could be materially adversely affected.

If our manufacturers fail to use acceptable ethical business practices, our business could be adversely affected.

We require our manufacturers to operate in compliance with applicable laws, rules, and regulations regarding working conditions, employment practices, and environmental compliance. However, we do not control the labor and other business practices of the independent manufacturers of our products. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of products to us could be interrupted and our reputation could be damaged. Any of these events could have a material adverse effect on our results of operations.

Our business could be harmed if we do not deliver quality products in a timely manner.

Our sourcing, logistics, and technology functions operate within substantial production and delivery requirements and subject us to the risks associated with unaffiliated manufacturers, transportation, and other factors. If we do not comply with customer product requirements or meet their delivery requirements, our customers could seek reduced purchase prices, require significant margin support, reduce the amount of business they do with us, or cease to do business with us, all of which would adversely affect our business.

If we encounter problems with our distribution system, our ability to deliver our products to the market would be adversely affected.

We rely on our third party distribution facilities to warehouse and to ship product to our customers. Due to the fact that substantially all of our product is distributed from a relatively small number of locations, our operations could be interrupted by earthquakes, floods, fires, or other natural disasters near our distribution centers. We maintain business interruption insurance, but it may not adequately protect us from the loss of customers. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including transportation of product to and from distribution facilities. If we encounter problems with our distribution system, our inability to meet customer expectations on managing inventory, complete sales, and achieve objectives for operating efficiencies could have a material adverse effect on our business.

Labor disruptions at ports or our suppliers' facilities, manufacturers' facilities, or distribution facilities may adversely affect our business.

Our business depends on our ability to source and distribute product in a timely manner. As a result, we rely on the free flow of goods on a consistent basis from our suppliers and manufacturers. Labor disputes at various ports or at our suppliers, manufacturers, or our distribution facilities create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during our peak importing or manufacturing seasons. An interruption in the flow of goods could have a material adverse effect on our business, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation, or shortages and reduced net sales and net income.

We rely significantly on information technology and any failure, inadequacy, interruption, or security lapse of that technology could adversely affect our ability to effectively operate our business.

Our ability to manage and maintain our inventory and internal reports and to ship products to customers and invoice them on a timely basis depends significantly on our internally developed enterprise resource planning system, as over 90% of our orders are received electronically. The failure of this system to operate effectively or to integrate with other systems or a breach in security of this system could cause delays in product fulfillment and reduced efficiency of our operations, and it could require significant capital investments to remedy any such failure, problem, or breach.

We operate in a highly competitive and fragmented industry and our failure to compete successfully could result in a loss of one or more significant customers.
The apparel industry is highly competitive and fragmented. Our competitors include numerous apparel designers, manufacturers, retailers, importers, and licensors, many of which have greater financial and marketing resources than we possess. We believe that the principal competitive factors in the apparel industry are:

- brand name and brand identity,
- timeliness, reliability, and quality of product and services provided,
- market share and visibility,
- price, and
- the ability to anticipate customer and consumer demands.

The level of competition and the nature of our competitors vary by product segment with low margin manufacturers being our main competitors in the less expensive segment of the market and with domestic and foreign designers and licensors competing with us in the more upscale segment of the market. Increasingly, we experience competition from our customers' in-house private labels. If we do not maintain our brand names and identities and continue to provide high quality and reliable services on a timely basis at competitive prices, our ability to compete in our industry will be adversely affected. If we are unable to compete successfully, we could lose one or more of our significant customers, which could have a material adverse effect on our sales and financial performance.

We may face challenges in the management of the sales and profitability of any acquisitions that we may make, as well as in integrating the acquisitions, any of which may negatively impact our business.
As part of our growth strategy, we may acquire or license new brands and product categories. Acquisitions have inherent risks, including the risk that the projected sales and net income from the acquisition may not be generated, the risk that the integration of the acquired business is more costly and takes longer than anticipated, the risk of diversion of the attention and resources of management, risks associated with additional customer concentration and related credit risk, risks of retaining key personnel, and risks associated with unanticipated events and unknown legal liabilities. Any of these risks could have a material adverse effect on our business.

The ultimate resolution of income and other possible tax liabilities may require us to incur expense beyond amounts reserved on our balance sheet or make cash payments beyond those that we anticipated.
Our historic income and other tax positions may be challenged by the appropriate taxing authorities. We believe that we have provided adequate reserves for these tax positions for all periods open under the applicable statutes of limitations, but a challenge by a taxing authority could prove costly to defend as well as to resolve. If the actual liability for taxes exceeds our reserves, earnings could be materially adversely affected and we may be required to make cash payments beyond what we anticipated.

We are dependent on certain key personnel, the loss of whom could negatively impact our ability to manage our business and thereby adversely affect our business.
Our future success depends to a significant extent on retaining the services of key executive officers, other key members of management, and directors. The loss of the services of any one of these individuals, or any other key member of management, could have a material adverse effect on our business.

The stockholders' rights plan adopted by the Board of Directors in 2008 may inhibit takeovers and may adversely affect the market price of our common stock.
In 2008, our Board of Directors ("Board") approved the creation of our Series A Preferred Stock and adopted a stockholders' rights plan pursuant to which it declared a dividend of one Series A Preferred Stock purchase right for each share of our common stock held by stockholders of record. The preferred share purchase rights will also attach to any additional shares of common stock issued. Initially, these rights will not be exercisable and will trade with the shares of our common stock. Under the rights plan, these rights will generally be exercisable only if a person or group acquires, or commences a tender or exchange offer, for 15% or more of our common stock. If the rights become exercisable, each right will permit its holder to purchase one one-thousandth of a share of Series A Preferred Stock for the exercise price of $33.00 per right. The rights plan also contains customary "flip-in" and "flip-over" provisions such that if a person or group acquires beneficial ownership of fifteen percent or more of our common stock, each right will permit its holder, other than the acquiring person or group, to purchase shares of our common stock for a price equal to the quotient obtained by dividing $33.00 per right by one-half the then current market price of our common stock. In addition, if, after a person acquires such ownership, we are later acquired in a merger or similar transaction, each right will permit its holder, other than the acquiring person or group, to purchase shares of the acquiring corporation's stock for a price equal to the quotient obtained by dividing $33.00 per right by one-half

of the then current market price of the acquiring company's common stock, based on the market price of the acquiring corporation's stock prior to such merger.

The stockholders' rights plan and the associated Series A Preferred Stock purchase rights may discourage a hostile takeover and prevent our stockholders from receiving a premium over the prevailing market price for the shares of our common stock.

Global economic, political and social conditions may harm our ability to do business, increase our costs and negatively affect our stock price.

Global credit and financial markets have experienced extreme disruptions in recent years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. While the decline in consumer spending has recently moderated, these economic conditions could still lead to continued declines in consumer spending and may have resulted in a resetting of consumer spending habits that makes it unlikely that such spending will return to prior levels for the foreseeable future which in turn may lead to further decreases in our net sales or a material adverse effect on our operating results, financial position and cash flows. Economic conditions have also led to a highly promotional environment and strong discounting pressure from our customers, which have had a negative effect on our revenues and profitability. This promotional environment may continue even after economic growth returns, as we expect that consumer spending trends are likely to remain below historical levels for the foreseeable future.

Fluctuations in the price, availability and quality of the fabrics or other raw materials used to manufacture our products, as well as the price for labor and transportation could have a material adverse effect on our cost of sales or our ability to meet our customers' demands. The prices for fabrics depend largely on the market prices for the raw materials used to produce them. The price and availability of such raw materials may fluctuate significantly, depending on many factors. During 2010 and continuing into 2011, we have experienced significant upward pressure on each of the foregoing cost inputs, which has resulted in pressure on our gross margin. Whenever possible, we pass along these cost increases to our customers through higher selling prices. Should our customers not accept such increases or should they accept them in the first instance, but fail to achieve higher average unit retails thereby increasing their need for margin support from us, our profitability may be materially adversely affected.

Item 1B. Unresolved Staff Comments.

Not Applicable.

Item 2. Properties.

We lease all of our administrative offices, operations center, sales offices, sourcing offices, showrooms and a retail store. Our sales offices and showrooms are in New York, New York. Our retail store is in Boston, Massachusetts. We have administrative offices in Anderson, South Carolina, an operations center in New York, New York and Minneapolis, Minnesota, and a sourcing office in Dongguan, China. We believe that all of our properties are well maintained and suitable for their intended use, with the exception being our New York office. See Item 3. Legal Proceedings.

Item 3. Legal Proceedings.

Audit Committee Investigation Concluded

In 2006, the Audit Committee of the Board commenced the Audit Committee Investigation related to, among other things, the misuse and misappropriation of assets for personal benefit, certain related party transactions, tax reporting, internal control deficiencies, financial reporting, and accounting for expense reimbursements, in each case involving certain members of the Company's former management.

On March 7, 2008, the Company filed a complaint in the Court of Chancery of the State of Delaware for the County of New Castle (the "Court") against Messrs. Ludwig Kuttner, Charles Clayton, and Roger Clark, former members of management. On August 4, 2008, the Company entered into a Stock Purchase and Settlement Agreement and Mutual Releases with Mr. Kuttner, his wife, Beatrice Ost-Kuttner, his son, Fabian Kuttner, and a limited liability company controlled by him, K Holdings LLC (together, the "Kuttner Parties"). Under the Agreement, the Company and the Kuttner Parties exchanged releases of ongoing and potential claims, and the Kuttner Parties sold all of the stock of the Company that they owned to the Company for approximately $12.0 million and Mr. Kuttner made a $1.6 million payment to the Company.

On September 10, 2008 and September 19, 2008, Mr. Clayton and Mr. Clark, respectively, filed answers with respect to the claims that the Company filed against them on March 7, 2008, as well as counterclaims against the Company. Mr. Clayton and Mr. Clark denied the Company's claims against them and asserted claims against the Company for, among other things, certain compensation and benefits, defamation and other damages.

On September 22, 2008, Mr. Clayton filed a third-party complaint against certain of the Company's directors and officers. Mr. Clayton's complaint asserted claims against those directors and officers for, among other things, contribution in the event that Mr. Clayton is found liable to the Company for damages in relation to the Company's complaint against him, defamation and other damages allegedly stemming from the Company's issuance of certain press releases related to the Audit Committee Investigation.

On June 12, 2009, the Company and its directors and officers who are parties to the litigation filed a motion for summary judgment. On September 2, 2009, the Court granted the motion in part and dismissed Mr. Clayton's claim for intentional infliction of emotional distress against the Company, as well as his defamation claim against the Company's directors and officers. The Court denied the remainder of the Company's motion and set the remainder of the parties' claims for trial.

On December 21-24, 2009, the Court held a trial on the Company's claims, Clayton's and Clark's counterclaims, and Clayton's third-party claims. On July 12, 2010, the Court issued its Memorandum Opinion. Before entering a final judgment, the Court required supplemental briefing regarding the computation of the amount of damages to be paid. Prior to the Court entering a final judgment on the damages issues, the Company and Messrs. Clayton and Clark reached settlements as to the outstanding matters between them. The Company and Mr. Clark settled the outstanding matters, including potential claims for indemnification for reimbursement of certain legal costs incurred, for a payment to Mr. Clark of approximately $0.4 million. The Company and Mr. Clayton settled the outstanding matters, including potential claims for indemnification of certain legal costs incurred, for payment to Mr. Clayton of approximately $1.0 million, net of a disgorgement of $0.4 million of bonuses previously paid to Mr. Clayton. All litigation related to the Audit Committee Investigation has now been resolved.

New York Office Lease

In July 2007, the Company entered into a lease (the "New York Lease") for corporate office space located at 119 West 40th Street, New York, NY 10018 (the "New York Office"). As part of the New York Lease, the landlord agreed to commence and substantially complete major capital improvements to the common areas of the New York Office by June 2008. After June 2008, if the landlord has not made such progress on the capital improvements, the New York Lease provides, among other things, for a reduction in rent by one half, until substantial completion of the capital improvements.

On February 16, 2011, the Company filed a complaint in the Supreme Court, New York County, with respect to the New York Lease. The Company asserted claims against the landlord of the New York Office; (i) for a judgment declaring (a) that the Company is not in default under the New York Lease and (b) that the rent previously paid by the Company represents the full amount of rent; and (ii) for rescission of the New York Lease as of June 30, 2008 by reason of default by the Landlord with respect to a material provision under the New York Lease requiring prompt completion of major capital improvements of the New York Office's common areas. The motion is scheduled to be heard on March 31, 2011.

On February 23, 2011, the receiver of the New York Office commenced a non-payment proceeding in the Civil Court of the City of New York against the Company. The receiver seeks payment of allegedly past due and unpaid rent and additional rent under the New York Lease. The Company vigorously denies that any rent or additional rent is due and owing under the New York Lease and has moved for an order removing this action to the Supreme Court, New York County, and consolidating it with the previously commenced action described above. That motion is also scheduled to be heard on March 31, 2011. See Item 8. Financial Statements and Supplementary Data *Note 6 – Accrued Expenses and Other Liabilities* and *Note 10 – Commitments and Contingencies* to the audited consolidated financial statements.

The Company is from time to time involved in other litigation incidental to the conduct of its business, none of which is expected to be material to its business, financial condition, or operations.

Item 4. (Removed and Reserved).

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

There is currently no established public trading market for our common stock. Our common stock is currently quoted on the OTC Markets under the symbol "HAMP.PK". The OTC Markets is a centralized quotation service that collects and publishes market maker quotes for over-the-counter securities in real time. Over-the-counter market quotations, like those on the OTC Markets, reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

As of March 8, 2011, the Company had 42 stockholders of record of our common stock, although we believe there are a significantly larger number of beneficial owners. The following table sets forth the low and high sales prices of shares of our common stock for each of the quarters of 2010 and 2009 as reported by the OTC Markets:

	2010		2009	
	Low	High	Low	High
First Quarter	$ 3.30	$ 4.60	$ 1.50	$ 5.50
Second Quarter	3.88	14.99*	1.75	5.55
Third Quarter	3.85	4.75	2.00	3.05
Fourth Quarter	3.01	4.50	2.50	3.99

*Intraday sales price on May 7, 2010.

The closing stock price on March 8, 2011 was $4.00.

Any determination to pay dividends will be made by our Board and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as our Board may deem relevant. Our revolving credit facility contains restrictive covenants placing limitations on payment of cash dividends. We have not declared or paid any dividends with respect to our common stock except a two-for-one stock split in the form of a dividend in 2005.

On March 31, 2010, 1,305 shares were returned to the Company in accordance with the Hampshire Group, Limited 2009 Stock Incentive Plan which allows employees to satisfy their applicable withholding tax obligations by using shares of common stock that would otherwise be deliverable upon the vesting of the restricted stock.

See Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters for information regarding our equity compensation plan.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements, including the related notes, included herein in Item 8. Financial Statements and Supplementary Data. The selected consolidated financial data under the captions *Statement of Operations Data* and *Balance Sheet Data* as of and for the end of each of the years in the five-year period ended December 31, 2010 are derived from our consolidated financial statements. The statement of operations data includes results from continuing operations, which excludes an extraordinary gain on an acquisition made in 2006 as well as the discontinued operations of Marisa Christina, Shane Hunter, and David Brooks in each year presented. Our historical results are not necessarily indicative of results to be expected in any future period.

(in thousands, except per share data)	Year Ended December 31, 2010	2009	2008	2007	2006
Statement of Operations Data:					
Net sales	$ 134,482	$ 165,178	$ 240,901	$ 257,046	$ 280,158
Gross profit	26,437	39,401	52,201	64,048	71,454
Selling, general, and administrative expenses	33,484	39,715	57,632	57,985	59,256
Restructuring charges	—	4,820	580	—	—
Goodwill impairment loss	—	—	8,162	—	—
Special costs	4,481	4,547	2,995	5,291	6,159
Tender offer related costs	—	2,053	386	—	—
Income (loss) from operations	$ (11,528)	$ (11,734)	$ (17,554)	$ 772	$ 6,039
Income (loss) from continuing operations	$ (9,676)	$ (6,006)	$ (24,892)	$ 2,761	$ 3,341
Basic income (loss) per share from continuing operations	$ (1.74)	$ (1.10)	$ (3.61)	$ 0.35	$ 0.43
Diluted income (loss) per share from continuing operations	$ (1.74)	$ (1.10)	$ (3.61)	$ 0.35	$ 0.43
Basic weighted average common shares outstanding	5,554	5,482	6,884	7,860	7,855
Diluted weighted average common shares outstanding	5,554	5,482	6,884	7,860	7,862

	2010	2009	2008	2007	2006
Balance Sheet Data:					
Cash and short term investments	$ 33,720	$ 33,365	$ 35,098	$ 48,431	$ 70,210
Restricted cash	2,725	—	—	—	—
Working capital [(1)]	51,920	59,627	61,643	81,466	82,029
Total assets	78,553	86,929	98,706	156,468	147,234
Long-term liabilities [(1)]	13,950	14,656	14,480	13,539	537
Total stockholders' equity	49,402	58,849	64,797	106,544	107,577
Book value per share outstanding	7.81	9.32	11.85	13.56	13.69

[(1)] *Excludes discontinued operations*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion contains statements that are forward-looking. These statements are based on expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of, among other reasons, factors discussed in the "Safe Harbor" statement on page ii of this report and Item 1A – Risk Factors *and elsewhere in this report. The commentary should be read in conjunction with the consolidated financial statements and related notes and other statistical information included in this report.*

OVERVIEW

The following is a graphical illustration (it does not represent an actual time period, actual revenues, actual cash balances, etc.) of the historical seasonal nature of our business.


Cash & Cash Equivalents
Revenue
Operating Income or Loss
Dollars
Quarters
Q1
Q2
Q3
Q4

Our product mix, which has a high concentration of sweaters, skews our revenues to the third and fourth quarters and accounted for approximately 74% of our net sales in 2010. Inventory begins to rise in the second quarter and typically peaks during the third quarter before descending to its cyclical low in the fourth quarter. Trade receivable balances rise commensurately with sales. Cash balances follow the cycle as inventory is purchased, product is sold, and trade receivables are collected. Funding inventory and pending trade receivable collections deplete cash balances, generally requiring draws from our revolving credit facility in the third or fourth quarters. Our income or loss from continuing operations has generally been correlated with revenue, as a large percentage of our profits have historically been generated in the third and fourth fiscal quarters.

We are a provider of women's and men's sweaters, wovens and knits, and a designer and marketer of branded apparel in the United States. As a holding company, we operate through our wholly-owned subsidiaries: Hampshire Designers, Inc. and Item-Eyes, Inc. which in turn hold our operating divisions – Women's and Men's. We were established in 1977 and are incorporated in the state of Delaware.

Our Women's division is comprised of both our women's knitwear business, known as Hampshire Designers, Inc. and our of women's related sportswear business, known as Item Eyes. Our men's division, known as Hampshire Brands, offers both sweaters and sportswear.

Our products, both branded and private label, are marketed in the moderate and better markets through multiple channels of distribution including national and regional department and chain stores. All of our divisions source their product with what we believe are quality manufacturers. Keynote Services, Limited, our subsidiary based in China, assists with our sourcing needs and provides quality control.

Our primary strength is our ability to design, develop, source, and deliver quality products within a given price range, while providing superior levels of customer service. We have developed international sourcing abilities that permit us to deliver quality merchandise at competitive prices to our customers.

Our divisions source the manufacture of their product with factories primarily located in Southeast Asia. Our products are subject to price increases, which we try to offset by achieving sourcing efficiencies, controlling costs in other parts of our operations and, when necessary, passing along a portion of our cost increases to our customers through higher selling prices. We purchase our products from international suppliers in U.S. dollars.

The apparel market is highly competitive. Competition is primarily based on product design, price, quality, and service. We face competition from apparel designers, manufacturers, importers, licensors, and our own customers' private label programs, many of which are larger and have greater financial and marketing resources than we have available to us.

The 2009 and 2010 economic environment was characterized by, among other things, a decline in consumer spending, substantial tightening of credit markets, and inflationary pressures on our cost of goods. Accordingly, our priorities included:

- ***Restructuring of management.*** During 2009, in light of a prolonged and accelerating decline in operating results, our Board of Directors initiated a plan to restructure the management team to better position the Company to meet the challenges posed by the economic environment in 2009 and to establish a framework for future growth. This plan resulted in the reduction of senior management from eight to four positions, the departure of five executives, the appointment of Heath L. Golden as President and Chief Executive Officer, and the hiring of Howard L. Zwilling as President of Women's Apparel. Mr. Zwilling joined us with more than 30 years of operational and merchandising expertise in the retail industry and a strong knowledge of the women's apparel sector from former leadership roles at Jones Apparel Group. During October 2010, we further strengthened our management team by appointing Eric G. Prengel as President of Men's Apparel. Mr. Prengel brings nearly two decades of expertise in developing and growing menswear brands, most recently at HMX LLC (formerly Hartmarx Corporation).
- ***Broadening our customer base and our diversifying sales channels.*** We remained focused on exploring opportunities to grow our sales and expand our retail relationships in 2010. As part of these efforts, in the second quarter we acquired scott james™, a men's specialty retailer and wholesaler provider. A contemporary menswear collection primarily selling to upscale specialty stores, scott james™ marked an important first step in our ongoing mission to strengthen and deepen our retail relationships.
- ***Reducing our overhead to a level commensurate with projected revenue.*** We continued our cost reduction efforts initiated in 2009 by implementing tighter controls on discretionary spending, reducing compensation, and streamlining initiatives. We also continued to rationalize office space and staff, including the consolidation of certain support and production functions and outsourcing of certain corporate functions.
- ***Decentralizing our sourcing to achieve reductions in cost of goods sold.*** During 2008, we sourced over 95% of our goods within China largely through three Company offices in China, which employed over 130 people and were overseen by a global sourcing executive reporting to the Chief Executive Officer. During 2009, we reduced our China-based organizational structure to 26 employees and one office and are making a concerted effort to explore sourcing opportunities in, among other places, Bangladesh, Vietnam, India and Indonesia. In addition, rather than have sourcing as a corporate function, it is now handled at the division level. This structure remained in effect during 2010 and resulted in more effective collaboration between our sales and design teams, on the one hand, and our third party factories, on the other hand. This structure has helped manage cost of goods sold and ingoing margins and enabled us to reduce the portion of our goods sourced in China to 87%.
- ***Improving cash flow.*** Prior to 2009, we paid for virtually all of our goods using letters of credit, which required a credit facility with significant capacity and resulted in meaningful costs. We have since obtained open terms from most of our major suppliers, which has resulted in us increasing our average time outstanding for trade payables and permitted us to significantly reduce the size of our credit facility and its associated costs. Further in October 2010, we entered into a new credit facility with more favorable terms that replaced the prior credit facility in its entirety. See *Liquidity and Capital Resources.*

In addition, we believe these other initiatives will better position the Company for the long term.

In October 2010, we entered into a new asset based revolving credit agreement that replaced our prior facility in its entirety. We expect the new facility will provide greater flexibility in the operation of our business. The overall fee structure and interest rates under the new facility are at rates comparable to or below the previous credit facility, such that we expect to recognize ongoing savings. See *Liquidity and Capital Resources.*

In October 2009, we adopted stock and cash incentive compensation plans, which are administered by the Board or a committee appointed by the Board. The plans are designed to assist us in attracting, retaining, motivating, and rewarding key employees, officers, directors, and consultants, and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of these individuals with those of our stockholders.

Richard A. Mandell, who served as President and Chief Executive Officer from April 2009 to July 2009, was appointed Chairman of the Board in February 2010. Peter H. Woodward became a director in December 2009 and was named Chairman of the Audit Committee in June 2010. In June 2010, Janice E. Page and Robert C. Siegel were elected to the Board, replacing two retiring board directors. Janice E. Page was named Chairwoman of the Nominating Committee upon her election.

Restructuring and Cost Reduction Plan

In April 2009, we initiated the 2009 Restructuring (the "2009 Restructuring") designed to significantly reduce our fixed cost structure, improve our return on invested capital, increase our operating efficiency, and better position us for the long term. The components of the 2009 Restructuring included a net reduction of over 170 employees, or approximately 50% of the our global workforce, with approximately 110 of the positions associated with our China operations, a temporary compensation reduction program applicable to senior-level employees, the suspension of our 401(k) matching contribution, the reorganization of certain operating functions, and the consolidation of our New York and Asian operations. The reduction in our workforce was necessitated by reduced sales volume and the outsourcing of certain functions, which resulted in the elimination of positions at every level of the Company.

Our selling, general, and administrative expenses for the year ended December 31, 2010 were $33.5 million compared with $39.7 million for the same period last year, largely the result of the restructurings and a $1.1 million decrease in warehousing costs due to a decline in volume.

The 2009 Restructuring was completed in the fourth quarter of 2009 at a cost of $4.8 million and is reflected in *Restructuring Charges* on the Consolidated Statement of Operations. See Item 8. Financial Statements and Supplementary Data *Note 16 – Restructuring and Cost Reduction Plans* to the audited consolidated financial statements for additional discussion of these events. There were no such charges during 2010.

Compensation Plans

On October 21, 2009, we adopted stock and cash incentive compensation plans, which are administered by the Board or a committee appointed by the Board.

The Hampshire Group, Limited 2009 Stock Incentive Plan (the "Stock Plan") is designed to assist us in attracting, retaining, motivating, and rewarding key employees, officers, directors, and consultants, and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of these individuals with those of our stockholders. The Stock Plan permits us to award eligible persons nonqualified stock options, restricted stock, and other stock-based awards. In connection with the adoption of the Stock Plan, the Board authorized 880,000 shares of restricted stock under the Stock Plan and initially approved grants totaling 862,500 shares, which consisted of over 30 grants to employees, managers, named executive officers, and directors. Ten percent of each award of restricted stock is subject to time-based vesting with the remaining 90% of each award subject to performance-based vesting. As of December 31, 2010, the Company has approximately 840,000 shares of restricted stock awards outstanding.

In addition, we adopted the Hampshire Group, Limited 2010 Cash Incentive Bonus Plan (the "Bonus Plan") pursuant to which we will grant annual performance-based bonuses to approximately 30 employees, managers, and named executive officers. The goal of the Bonus Plan is to align the annual interests of our management and other key employees with those of the Company and our stockholders by providing a cash bonus incentive for meeting annual goals set by the Board. Target bonus amounts under the Bonus Plan will be a percentage of each participant's base salary, and actual bonus amounts paid under the Bonus Plan will depend on the extent to which annual performance metrics are achieved. See Item 8. Financial Statements and Supplementary Data *Note 12 – Stock Awards, Compensation Plans, and Retirement Savings Plan* to the audited consolidated financial statements for additional discussion of these events.

On March 17, 2010, the Compensation Committee terminated the Long-Term Bonus Plan and only $0.2 million of potential payments remain outstanding as of December 31, 2010.

Discontinued Operations

We continually review our portfolio of labels, business lines, and divisions to evaluate whether they meet profitability and performance requirements and are in line with our business focus. As a part of this review, we disposed and discontinued operations of certain divisions as outlined below.

In 2007, we sold certain assets of our Marisa Christina and David Brooks divisions and ceased their domestic activities. In 2008, we sold certain assets of our Shane Hunter division including inventory, trademarks, and other assets to a buyer which included former members of Shane Hunter's management.

In accordance with U.S. generally accepted accounting principles ("GAAP"), our consolidated financial statements reflect discontinued operations separately on the results of operations and financial position. The loss from discontinued operations, net of taxes, was $17,000 and $40,000 in the years ended December 31, 2010 and 2009, respectively. See Item 8. Financial Statements and Supplementary Data *Note 14 – Dispositions and Discontinued Operations* to the audited consolidated financial statements for additional discussion of these events.

Tender Offer

The Company announced on February 24, 2009 that it reached a definitive agreement (the "Merger Agreement") to be acquired by NAF Acquisition Corp., a direct wholly owned subsidiary of NAF Holdings II, LLC (together with NAF Acquisition Corp., "NAF"). On April 26, 2009, the Company received a letter from NAF stating that NAF was terminating the Merger Agreement effective immediately, as a result of one or more alleged breaches of covenants and agreements on the part of the Company.

On September 28, 2009, the Company entered into a settlement and mutual release agreement ("Settlement") with NAF, pursuant to which the Company and NAF settled and discharged all claims related to and arising under the Merger Agreement and any ancillary agreements entered into in connection with the negotiation and execution of the Merger Agreement. Under the terms of the Settlement, the Company agreed to reimburse NAF for approximately $0.8 million of approximately $2.1 million in transaction related expenses incurred by NAF in connection with the Merger Agreement. The Company has not incurred significant expenses related to the tender offer since the Settlement and believes that it will not incur any significant expenses related thereto in the future.

The Company did not incur any expenses related to the Merger Agreement during 2010. Costs related to the tender offer are reflected in *Tender offer related costs* on the Consolidated Statement of Operations totaling $2.1 million in the year ended December 31, 2009. From the commencement of these activities in 2008, the Company incurred approximately $2.4 million in such costs through December 31, 2009. See Item 8. Financial Statements and Supplementary Data *Note 17 – Tender Offer* to the audited consolidated financial statements for additional discussion of these events.

Change in Independent Accountants

On September 28, 2009, we dismissed Deloitte & Touche, LLP as our independent registered public accountants. Concurrently, and upon the recommendation and approval of the Audit Committee, we engaged BDO USA, LLP (formerly known as BDO Seidman, LLP) as our independent registered public accountants for the fiscal year ended December 31, 2009. See "Item 4.01 Changes in Registrant's Certifying Accountant" in our Form 8-K filed with the SEC on October 2, 2009.

RESULTS OF CONTINUING OPERATIONS

Years ended December 31, 2010 and 2009

Net Sales

Net sales decreased to $134.5 million in 2010 from $165.2 million in 2009. The $30.7 million decrease resulted primarily from a decline in volume, principally in our women's division, and slightly lower average selling prices as outlined in the table below:

(In thousands)		Annual Rate/Volume Dollars	Percentage of 2009
Net sales for the year ended December 31, 2009	$	165,178	100.0%
Volume		(26,640)	(16.1%)
Average selling prices		(4,056)	(2.5%)
Net sales for the year ended December 31, 2010	$	134,482	81.4%

We believe that the decrease in 2010 volume was due to a highly promotional environment and a shift by our customers toward their private and exclusive brands. If these retail conditions persist, our net sales and operating results will be adversely affected in 2011.

Gross Profit

Gross profit for 2010 was $26.4 million compared with $39.4 million for the same period last year, which reflected the decrease in net sales. The gross profit percentage was 19.6% of net sales for 2010 compared with 23.9% for the same period last year. During 2009, we reversed a $5.1 million reserve related to a supplier dispute established in 2002 that we determined in 2009 was no longer required. Excluding the reserve reversal, gross profit percentage was 20.8% of net sales for 2009. The remaining decrease in gross profit percentage was primarily due to lower average selling prices. We confront increasing inflationary pressures in our cost of goods, including those caused by rising costs in transportation, labor and materials, particularly cotton. To the extent we cannot pass these increases onto our customers, our gross profit will be adversely affected in 2011.

Selling, General, and Administrative Expenses

Selling, general, and administrative ("SG&A") expenses for the year ended December 31, 2010 were $33.5 million compared with $39.7 million for the same period last year. The $6.2 million decrease in 2010 as compared to 2009 was primarily due to the combined effect of lower compensation and employee related expenses due to the 2009 Restructurings, a $1.1 million decline in warehousing costs due to lower volumes, and our efforts to reduce other expenses across the Company. However, SG&A expenses as a percentage of net sales slightly increased to 24.9% in 2010 from 24.0% in 2009, due to the decline in net sales in 2010.

Special Costs

We report certain costs as *Special Costs* including, but not limited to, the costs associated with the Audit Committee Investigation, the assessment and remediation of certain tax exposures, the restatement of the financial statements which resulted from the findings of the Audit Committee Investigation, investigations by the SEC and the U.S. Attorney's Office, a stockholder derivative suit, Nasdaq Global Market listing related costs, director and officer insurance expense, legal and other expenses related to the now settled arbitration and litigation with Messrs. Kuttner, Clayton and Clark. See Item 3. Legal Proceedings and Item 8. Financial Statements and Supplementary Data *Note 1 – Organization and Summary of Significant Accounting Policies* to the audited consolidated financial statements for additional discussion of these events. We incurred $4.5 million in *Special Costs* for both years ended December 31, 2010 and 2009 due to litigation with Messrs. Clayton and Clark. All litigation related to the Audit Committee Investigation has now been resolved, and thus, we do not expect to incur significant expenses associated with the Audit Committee Investigation going forward.

Income Taxes

Our income tax benefit for the year ended December 31, 2010 of $2.4 million was the result of a $1.1 million net benefit we recorded as a result of a change in U.S. tax laws during the fourth quarter of 2009 allowing us to carry back net operating losses to prior periods and the net release of $1.3 million of certain tax reserves as a result of expiring statutes of limitations. The carry back extended to periods in which statutes had lapsed, thereby re-opening those periods, and leading us to re-establish income tax reserves, partially offsetting the benefit.

Our income tax benefit for the year ended December 31, 2009 of $6.3 million was the result of a $6.6 million receivable for a refund we recorded as a result of a change in U.S. tax laws during the fourth quarter of 2009, allowing us to carry back losses to prior periods. The carry back extended to periods in which statutes had lapsed, thereby re-opening those periods, and leading us to re-establish income tax reserves, partially offsetting the benefit. See Item 8. Financial Statements and Supplementary Data *Note 9 – Income Taxes*.

INFLATION

We are subject to increased prices for the products we source due to both inflation and exchange rate fluctuations. We have historically managed to lessen the impact of inflation by achieving sourcing efficiencies, controlling costs in other parts of our operations and, when necessary, passing along a portion of our cost increases to our customers through higher selling prices. We confront increasing inflationary pressures in our cost of goods, including those caused by rising costs in transportation, labor and materials, particularly cotton. If these costs continue to rise at rates higher than those we have historically experienced, there can be no guarantee that we will be successful in passing a sufficient portion of such increases onto our customers to preserve our gross profit.

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity and capital requirements are to fund working capital for current operations, consisting of funding the seasonal buildup in inventories and accounts receivable and funding markdown allowances. Due to the seasonality of the business, we generally reach our highest level of borrowing under our revolving credit facility during the third and fourth quarters of the year. Our primary sources of funds to meet our liquidity and capital requirements include cash on hand, funds generated from operations and borrowings under our revolving credit facility.

On October 28, 2010, the Company entered into a new credit agreement (referred to as the "Credit Facility") with Wells Fargo Capital Finance, LLC, which replaced our prior facility in its entirety.

The Credit Facility is a $50.0 million asset based revolving credit facility, including trade and standby letters of credit, with a $30.0 million sub-limit for letters of credit. The Credit Facility has a term of four years, matures on October 28, 2014, and is secured by substantially all assets of the Company and each of its domestic subsidiaries. Revolving credit loans are limited to a borrowing base, which considers cash deposited into a restricted account, accounts receivable and inventory. The Credit Facility contains customary conditions precedent to each borrowing, including absence of defaults and accuracy of representation and warranties. The Credit Facility contains customary affirmative and negative covenants which include a fixed charge coverage covenant that takes effect only when and so long as the Company does not meet minimum liquidity requirements that adjust based on the seasonality of the Company's business. The Credit Facility is designed to provide working capital and letters of credit that will be used primarily for the purchase and importation of inventory and for general corporate purposes.

The Company, at its discretion, may prepay outstanding principal, in whole or part, at any time. The Credit Facility requires prepayment of outstanding obligations and accrued interest upon certain events, including in the event the amount outstanding under the Credit Facility exceeds the borrowing base. The Credit Facility also contains customary provisions that enable Wells Fargo Capital Finance, LLC to accelerate payment of outstanding obligations under the Credit Facility upon certain events, including, among others, non-payment of amounts due under the Credit Facility, breach of the fixed charge coverage ratio (which is applicable only so long as the Company does not meet minimum liquidity requirements), insolvency, bankruptcy, a change of control of the Company, and if certain liens on the collateral securing the obligations under the Credit Facility fail to be perfected. The Company was in compliance with all covenants related to the Credit Facility as of December 31, 2010.

At December 31, 2010, there were no outstanding borrowings from the Credit Facility with approximately $11.8 million of availability and approximately $33.7 million of cash that is not included in the availability calculation. The highest level of borrowings outstanding during 2010 was $4.3 million. At December 31, 2010, letters of credit outstanding were approximately $6.6 million as compared to $4.6 million at December 31, 2009, primarily the result of timing in product delivery. The highest balance of letters of credit outstanding during the year ended December 31, 2010 was approximately $15.7 million attained during July 2010, with an average balance outstanding for the year of $9.8 million.

We, in the normal course of business, issue binding purchase orders to secure product for future sales to our customers. At December 31, 2010, these open purchase orders amounted to approximately $40.8 million, of which approximately $3.2 million were covered by open letters of credit. Of the $3.2 million in open letters of credit, $0.9 million is cash collateralized with our previous issuing bank and will be used to pay such letters of credit as needed. The majority of the purchases made pursuant to open letters of credit will be received during the first six months of 2011. In addition, there were standby letters of credit for approximately $3.4 million related to other matters, of which, $1.0 million is cash collateralized with our previous issuing bank.

We believe that our cash on hand, borrowings available to us under the Credit Facility, and cash flow from operations will provide adequate resources to meet our capital requirements and operational needs for the next twelve months.

CONTRACTUAL OBLIGATIONS

Future contractual obligations related to long-term debt, deferred compensation, non-cancelable operating leases, minimum royalty payments, and other obligations at December 31, 2010 were as follows:

Payments Due By Period

(in thousands)	Total	Less than 1	1 – 3 Years	3 – 5 Years	After 5 Years
Long-term debt	$ 79	$ 36	$ 43	$ -	$ -
Operating leases	59,040	5,170	10,555	9,432	33,883
Royalty payments	5,359	3,631	1,728	-	-
Standby letters of credit	3,350	3,350	-	-	-
Open purchase orders	40,806	40,806	-	-	-
Other commitments	356	308	48	-	-
Total (1)	$108,990	$53,301	$12,374	$ 9,432	$ 33,883

(1) Contingent obligations such as those relating to uncertain tax positions generally do not have specific payment dates and accordingly have been excluded from the above table. We believe that within the next 12 months it is reasonably possible that we could pay approximately $0.3 million related to uncertain tax positions, which includes an estimate for interest and penalties.

Net cash provided by continuing operating activities was $5.2 million for the year ended December 31, 2010, as compared to net cash used in continuing operating activities of $0.4 million in 2009. The increase in net cash provided by continuing operating activities in 2010 as compared with 2009 was primarily the result of a decrease in the net change of trade accounts receivables and other receivables, which primarily reflects income tax refunds.

Net cash used in continuing investing activities was approximately $1.4 million for the year ended December 31, 2010, as compared to net cash used of $0.3 million in 2009. The 2010 activity primarily reflects the acquisition of scott james™ in May 2010. See Item 8. Financial Statements and Supplementary Data *Note 18 - Acquisition.*

Net cash used in continuing financing activities in the year ended December 31, 2010 was $3.5 million and primarily reflects cash collateralized with our previous issuing bank that will be used to pay the related letters of credit as needed and the credit facility costs capitalized for the New Credit Facility. See Item 8. Financial Statements and Supplementary Data *Note 7 Borrowings.*

OFF-BALANCE SHEET ARRANGEMENTS

We utilize letters of credit and are a party to operating leases. It is currently not our business practice to have material relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to allowances for markdowns, customer returns and adjustments, doubtful accounts, inventory reserves, discontinued operations, and income taxes payable. Management basis its estimates on historical information and experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates because of conditions, which differ from those assumed.

The following critical accounting policies relate to the more significant judgments and estimates used in the preparation of the consolidated financial statements:

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred income taxes, net of valuation allowances, for the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We evaluate the realizability of deferred tax assets on a regular basis for each taxable jurisdiction. In making this assessment, we consider whether it is more likely than not that some portion or all of deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider all available evidence, both positive and negative, in making this assessment.

If we determine that we expect to realize deferred tax assets in excess of the recorded net amounts, a reduction in the deferred tax asset valuation allowance would decrease income tax expense in the period such determination is made. Alternatively, if we determine that we no longer expect to realize a portion of our net deferred tax assets, an increase in the deferred tax asset valuation allowance would increase income tax expense in the period such determination is made.

We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Intangible Assets

The annual impairment testing required by GAAP requires us to use our judgment and could require us to write down the carrying value of our goodwill using a two-step process. The first step requires comparing the fair value of the reporting unit with our carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not required to be performed, and no impairment charge is required to be recorded. If that fair value does not exceed that carrying amount, we must perform the second step, which requires an allocation of the fair value of the reporting unit to all assets and liabilities of that unit as if the reporting unit had been acquired in a purchase business combination and the fair value of the reporting unit was the purchase price. The goodwill resulting from that purchase price allocation is then compared to the carrying amount with any excess recorded as an impairment charge.

We conducted our annual impairment analysis in the fourth quarter of 2010. To determine the fair value of the reporting unit we utilize discounted cash flows, using ten years of projected unleveraged free cash flows and terminal EBITDA earnings multiples. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows.

Allowances for Customer Returns and Adjustments

We reserve for customer returns, trade discounts, advertising allowances, customer chargebacks, and for sales and markdown allowances granted to customers at the end of selling seasons, which enable customers to markdown the retail sales prices on closeout products. The estimates for these allowances and discounts are based on a number of factors, including: (a) historical experience, (b) industry trends, and (c) specific agreements or negotiated amounts with customers.

Further, while we believe that we have negotiated all substantial sales and markdown allowances with our customers for the season recently completed, additional allowances for the spring season are anticipated and have been provided for goods shipped prior to year end and others may be requested by customers for the concluded seasons. Likewise, should the performance of our products at retail establishments exceed our historical performance levels and result in favorable settlements of previously reserved amounts, we may reduce our recorded allowances.

Inventory Reserves

We analyze out-of-season merchandise to determine reserves, if any, that may be required to reduce the carrying value to net realizable value. Additionally, we provide reserves for current season merchandise whose carrying value is expected, based on historical experience, to exceed our net realizable value. Factors considered in evaluating the requirement for reserves include product styling, color, current fashion trends, and quantities on hand. Some of our products are "classics" and remain saleable from one season to the next, and therefore, generally, no reserves are required on these products. An estimate is made of the market value, less expense to dispose and a normal profit margin, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional losses will be recorded. Likewise, if these products are sold for more than estimated amounts, reserves may be reduced.

Restructuring and Other Operating Lease Obligations

We recognize a liability for costs to terminate an operating lease obligation before the end of its term if we no longer derive an economic benefit from the lease. The liability is recognized and measured at its fair value when we determine that the cease use date has occurred and the fair value of the liability is determined based on the remaining lease rentals due, reduced by estimated sublease rental income that could be reasonably obtained for the property. The estimate of subsequent sublease rental income may change and require future changes to the fair value of the liabilities for the lease obligations.

Discontinued Operations

We have reclassified from continuing operations the results of operations and financial position of the Marisa Christina and Shane Hunter divisions separately as discontinued operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial FASB issued Accounting Standard Update ("ASU") 2010-06, *"Fair Value Measurements and Disclosures,"* which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. The guidance is effective for annual and interim reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual and interim periods beginning after December 15, 2010. The Company adopted these amendments in the first quarter of 2010 and the adoption did not have a material impact on the disclosures of the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09 *"Subsequent Events - Amendments to Certain Recognition and Disclosure Requirements"* ("ASU 2010-09"), which amends FASB ASC Topic 855, *Subsequent Events,* so that SEC filers no longer are required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. ASU No. 2010-09 was effective immediately and the Company adopted these new requirements in the first quarter of 2010. The adoption did not have a material impact on the disclosures of the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may affect the financial position, results of operations or cash flows of the Company due to adverse changes in financial and product market prices and rates. We are exposed to market risk in the area of changing interest rates. We are also exposed to market risk due to increased costs of our products.

Our borrowings under the Credit Facility have variable rates based on, at our option, the prime interest rate of the lending institution, or the LIBOR rate. The impact of a hypothetical 100 basis point increase in interest rates on our variable rate debt (borrowings under the revolving Credit Facility and prior credit facility) would have been minimal in 2010 and 2009 due to the negligible short-term borrowings.

In purchasing apparel in international markets, we initiate production orders that require the payment of dollars. Prices are fixed in U.S. dollars at the time the Company submits and order to a vendor; therefore, we do not have any reason to engage in derivative financial instruments to mitigate these market risks.

Item 8. Financial Statements and Supplementary Data.

(a) Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Hampshire Group, Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Hampshire Group, Limited and Subsidiaries (the "Company") as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. In connection with our audit of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampshire Group, Limited and Subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO USA, LLP
BDO USA, LLP

Charlotte, North Carolina
March 18, 2011

Hampshire Group, Limited and Subsidiaries
Consolidated Balance Sheets
December 31, 2010 and 2009

(In thousands, except par value and shares)	2010	2009
Current assets:		
Cash and cash equivalents	$ 33,720	$ 33,365
Restricted cash	2,725	—
Accounts receivable, net	16,410	21,708
Other receivables	2,117	7,663
Inventories, net	8,965	8,137
Other current assets	2,710	1,606
Assets of discontinued operations	—	152
Total current assets	66,647	72,631
Fixed assets, net	9,495	11,283
Goodwill	1,204	—
Other assets	1,207	3,015
Total assets	$ 78,553	$ 86,929
Current liabilities:		
Current portion of long-term debt	$ 36	$ 39
Accounts payable	8,537	7,256
Accrued expenses and other liabilities	6,154	5,557
Liabilities of discontinued operations	474	572
Total current liabilities	15,201	13,424
Long-term debt less current portion	43	79
Noncurrent income tax liabilities	5,703	6,389
Deferred rent	7,210	7,081
Other long-term liabilities	994	1,107
Total liabilities	29,151	28,080
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.10 par value, 1,000,000 shares authorized; none issued	—	—
Series A junior participating preferred stock, $0.10 par value, 10,000 shares authorized at December 31, 2010 and December 31, 2009, respectively; none issued	—	—
Common stock, $0.10 par value, 10,000,000 shares authorized; 8,243,784 shares issued at December 31, 2010 and 2009	824	824
Additional paid-in capital	30,098	29,948
Retained earnings	32,553	42,246
Treasury stock, 1,914,549 and 1,927,119 shares at cost at December 31, 2010 and 2009, respectively	(14,073)	(14,169)
Total stockholders' equity	49,402	58,849
Total liabilities and stockholders' equity	$ 78,553	$ 86,929

See accompanying notes to consolidated financial statements.

Hampshire Group, Limited and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2010 and 2009

(In thousands, except per share data)	2010	2009
Net sales	$ 134,482	$ 165,178
Cost of goods sold	108,045	125,777
Gross profit	26,437	39,401
Selling, general, and administrative expenses	33,484	39,715
Restructuring charges	—	4,820
Special costs	4,481	4,547
Tender offer related costs	—	2,053
Loss from operations	(11,528)	(11,734)
Other income (expense):		
Interest income	68	176
Interest expense	(479)	(323)
Other, net	(96)	(376)
Loss from continuing operations before income taxes	(12,035)	(12,257)
Income tax benefit	(2,359)	(6,251)
Loss from continuing operations	(9,676)	(6,006)
Loss from discontinued operations, net of taxes	(17)	(40)
Net loss	$ (9,693)	$ (6,046)
Basic loss per share:		
Loss from continuing operations	$ (1.74)	$ (1.10)
Loss from discontinued operations, net of taxes	(0.00)	(0.01)
Net loss	$ (1.74)	$ (1.11)
Diluted loss per share:		
Loss from continuing operations	$ (1.74)	$ (1.10)
Loss from discontinued operations, net of taxes	(0.00)	(0.01)
Net loss	$ (1.74)	$ (1.11)
Weighted average number of shares outstanding:		
Basic weighted average number of common shares outstanding	5,554	5,482
Diluted weighted average number of common shares outstanding	5,554	5,482

See accompanying notes to consolidated financial statements.

Hampshire Group, Limited and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2010 and 2009

(In thousands, except shares)	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total Stockholders' Equity
	Shares	Amount			Shares	Amount	
Balance at December 31, 2008	8,243,784	$ 824	$ 36,079	$ 48,292	2,774,619	$(20,398)	$ 64,797
Net loss	—	—	—	(6,046)	—	—	(6,046)
Restricted stock grants	—	—	(6,229)	—	(847,500)	6,229	—
Stock based compensation – restricted stock	—	—	98	—	—	—	98
Balance at December 31, 2009	8,243,784	824	29,948	42,246	1,927,119	(14,169)	58,849
Net loss	—	—	—	(9,693)	—	—	(9,693)
Restricted stock grants	—	—	(1,213)	—	(165,000)	1,213	—
Restricted stock forfeitures	—	—	1,112	—	151,125	(1,112)	—
Purchase of treasury shares	—	—	—	—	1,305	(5)	(5)
Stock based compensation – restricted stock	—	—	251	—	—	—	251
Balance at December 31, 2010	8,243,784	$ 824	$ 30,098	$ 32,553	1,914,549	$ (14,073)	$ 49,402

See accompanying notes to consolidated financial statements.

Hampshire Group, Limited and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2010 and 2009

(In thousands)	2010	2009
Cash flows from operating activities:		
Net loss	$ (9,693)	$ (6,046)
Less: Loss from discontinued operations, net of taxes	17	40
Loss from continuing operations	(9,676)	(6,006)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities:		
Depreciation and amortization	2,726	2,549
Reversal of supplier dispute accrual	—	(5,081)
Non-cash restructuring charges	—	1,210
Stock based compensation	251	98
Loss on sale or disposal of fixed assets	34	331
Deferred compensation expense	(58)	—
Changes in operating assets and liabilities:		
Receivables, net	10,844	2,517
Inventories, net	(677)	2,774
Other assets	730	2,263
Liabilities	1,033	(1,104)
Net cash provided by (used in) continuing operating activities	5,207	(449)
Net cash provided by (used in) discontinued operations	37	(145)
Net cash provided by (used in) operating activities	5,244	(594)
Cash flows from investing activities:		
Capital expenditures	(167)	(359)
Acquisition of a business	(1,210)	—
Proceeds from sales of fixed assets	—	27
Net cash provided by (used in) continuing investing activities	(1,377)	(332)
Net cash provided by (used in) discontinued operations	—	—
Net cash provided by (used in) investing activities	(1,377)	(332)
Cash flows from financing activities:		
Increase in cash restricted for the collateralization of letters of credit	(9,199)	(13,523)
Decrease in cash restricted for the collateralization of letters of credit	6,474	13,523
Proceeds from line of credit	9,634	14,645
Repayment of line of credit	(9,634)	(14,645)
Purchase of treasury stock	(5)	—
Repayment of long-term debt	(39)	(30)
Capitalized credit facility costs	(743)	(777)
Net cash provided by (used in) continuing financing activities	(3,512)	(807)
Net cash provided by (used in) discontinued operations	—	—
Net cash provided by (used in) financing activities	(3,512)	(807)
Net increase (decrease) in cash and cash equivalents	355	(1,733)
Cash and cash equivalents at beginning of year	33,365	35,098
Cash and cash equivalents at end of year	$ 33,720	$ 33,365
Supplemental disclosures of cash flow information:		
Cash paid during the year for income taxes	$ 464	$ 554
Cash paid during the year for interest	501	294
Equipment acquired under capital lease	—	115

See accompanying notes to consolidated financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

Hampshire Group, Limited ("Hampshire Group" or the "Company"), through its wholly owned subsidiaries Hampshire Designers, Inc. ("Hampshire Designers"), Item-Eyes, Inc. ("Item-Eyes"), and Keynote Services, Limited ("Keynote Services"), engages in the apparel business and operates as one segment as its subsidiaries have similar economic characteristics. The Company's corporate offices, sales, and showrooms are in New York, NY with back office functions in Anderson, SC. Hampshire Designers and Item-Eyes, source the manufacture of their products worldwide from manufacturers and their products are sold primarily in the United States to various national and regional department stores and mass merchant retailers. Keynote Services, a subsidiary of Hampshire Designers based in China, assists with the sourcing and quality control needs of Hampshire Designers and Item-Eyes.

Summary of Significant Accounting Policies

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis management evaluates its estimates, including those related to allowances for markdowns, customer returns and adjustments, doubtful accounts, inventory reserves, discontinued operations, and income taxes. The Company's revenues are highly seasonal, causing significant fluctuations in financial results for interim periods. The Company sells apparel throughout the year but more than 70% of its annual sales historically occur in the third and fourth quarters, primarily due to the large concentration of sweaters in the product mix and seasonality of the apparel industry in general. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, management believes that its estimates, including those for the above described items, are reasonable and that the actual results will not vary significantly from the estimated amounts.

Income Taxes

The Company accounts for income taxes under the asset and liability method. The Company recognizes deferred income taxes, net of valuation allowances, for the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Management evaluates the realizability of deferred tax assets on a regular basis for each taxable jurisdiction. In making this assessment, management considers whether it is more likely than not that some portion or all of deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative, in making this assessment.

If the Company determines that it expects to realize deferred tax assets in excess of the recorded net amounts, a reduction in the deferred tax asset valuation allowance would decrease income tax expense in the period such determination is made. Alternatively, if the Company determines that it no longer expects to realize a portion of its net deferred tax assets, an increase in the deferred tax asset valuation allowance would increase income tax expense in the period such determination is made.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See *Note 9 – Income Taxes*.

Allowances for Customer Returns and Adjustments
The Company reserves for customer returns, trade discounts, advertising allowances, customer chargebacks, and for sales and markdown allowances granted to customers at the end of the selling seasons, which enable customers to markdown the retail sales prices on closeout products. The estimates for these allowances and discounts are based on a number of factors, including: (a) historical experience, (b) industry trends, and (c) specific agreements or negotiated amounts with customers.

Further, while the Company believes that it has negotiated all substantial sales and markdown allowances with its customers for the season recently completed, additional allowances for the spring season are anticipated and have been provided for goods shipped prior to year end and others may be requested by customers for the concluded seasons. Likewise, should the performance of the Company's products at retail establishments exceed its historical performance levels and result in favorable settlements of previously reserved amounts, recorded allowances may be reduced.

Inventory Reserves
The Company analyzes out-of-season merchandise on an individual stock keeping unit or SKU basis, to determine reserves, if any, that may be required to reduce the carrying value to net realizable value. Additionally, the Company provides reserves for current season merchandise whose carrying value is expected, based on historical experience, to exceed its net realizable value. Factors considered in evaluating the requirement for reserves include product styling, color, current fashion trends and quantities on hand. Some of the Company's products are "classics" and remain saleable from one season to the next and therefore no reserves are generally required on these products. An estimate is made of the market value, less expense to dispose and a normal profit margin, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional reserves may be required. Likewise, if these products are sold for more than estimated amounts, reserves may be reduced.

Restructuring and Other Operating Lease Obligations
The Company recognizes a liability for costs to terminate an operating lease obligation before the end of its term and no longer derives economic benefit from the lease. The liability is recognized and measured at its fair value when the Company determines that the cease use date has occurred and the fair value of the liability is determined based on the remaining lease rentals due, reduced by estimated sublease rental income that could be reasonably obtained for the property. The estimate of subsequent sublease rental income may change and require future changes to the fair value of the liabilities for the lease obligations.

Intangible Assets
The annual impairment testing under GAAP requires the Company to use its judgment and could result in a write down the carrying value of goodwill using a two-step process. The first step requires comparing the fair value of the reporting unit with the carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not required to be performed, and no impairment charge is required to be recorded. If that fair value does not exceed that carrying amount, the Company must perform the second step, which requires an allocation of the fair value of the reporting unit to all assets and liabilities of that unit as if the reporting unit had been acquired in a purchase business combination and the fair value of the reporting unit was the purchase price. The goodwill resulting from that purchase price allocation is then compared to the carrying amount with any excess recorded as an impairment charge.

The Company performs its annual impairment test during the fourth quarter of each fiscal year and when otherwise warranted.

The Company also evaluates impairment of other intangible assets when events or changes in circumstances indicate the recovery of the carrying amount should be addressed. Management has evaluated the carrying value of intangible assets and has determined that no impairment to assets used in continuing operations as of December 31, 2010 was necessary. See *Note 5 - Goodwill and Intangible Assets.*

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The foreign currency translation gains or losses related to the Company's foreign subsidiary from its functional currency into U.S. dollars are not significant to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

Financial Instruments
The Company's financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, and long-term debt. The fair value of long-term debt is disclosed in *Note 7 – Borrowings*. The carrying amounts of the other financial instruments are considered a reasonable estimate of their fair value at December 31, 2010 and 2009, due to the short-term nature of the items. See *Note 11 – Fair Value Measurements.*

Concentrations of Credit Risk
Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable.

Cash Equivalents and Restricted Cash
Cash equivalents consist of highly liquid investments with initial maturities of ninety days or less from the date of purchase. At December 31, 2010 the Company did not have cash invested in interest bearing accounts. At December 31, 2009, interest bearing amounts were approximately $31.2 million. A significant amount of the Company's cash and cash equivalents are on deposit in financial institutions and exceed the maximum insurable deposit limits.

Restricted cash consists of cash collateralized that will be used to pay letters of credit obtained from the Company's previous issuing bank prior to obtaining the new credit facility. See *Note 7 – Borrowings*. At December 31, 2010, approximately $2.7 million is classified as restricted cash.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method for all inventories.

Fixed Assets
Fixed assets are recorded at cost. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Additions and major replacements or improvements are capitalized, while minor replacements and maintenance costs are charged to expense as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the accounts and any gain or loss is included in the results of operations for the period of the transaction.

Impairment of Long-Lived Assets
The Company evaluates the carrying value of its long-lived assets based on criteria set forth in GAAP, and records impairment losses on such assets when indicators of impairment are present and the fair value estimated for those assets are less than the assets' carrying amount.

Other Assets
On December 3, 2007, the Company purchased an insurance policy that insured a person who was a director or an officer of the Company for purposes of the Company's 2005/2006 directors' and officers' insurance policy against litigation brought either by any director or officer of the Company who was terminated during 2006 or by the Company directly ("Special D&O Insurance Policy"). The Special D&O Insurance Policy provided coverage of $7.5 million, had a term of six years, and cost $4.1 million including taxes and fees. This payment was treated as a prepaid expense as the policy covered a six year period and amortized at a rate of approximately $0.7 million per year. In August 2010, the Company entered into settlements with the two remaining former officers who were terminated during 2006, and therefore, the remaining value of the Special D&O Insurance Policy totaling $2.4 million was written off at July 3, 2010. The Company recognized expense related to the Special D&O Insurance Policy in the amount of $2.7 million and $0.7 million in 2010 and 2009, respectively. See *Special Costs* and *Note 10 – Commitments and Contingencies*.

Revenue Recognition
The Company recognizes sales revenue upon shipment of goods to customers, net of discounts, and the Company's estimate of returns, allowances, and co-op advertising.

Advertising Costs
Advertising costs are expensed as incurred and are included in *Selling, general, and administrative expenses*. Total advertising costs were approximately $1.0 million for both years ended December 31, 2010 and 2009.

Shipping and Freight Costs
Costs to ship products to customers are expensed as incurred and are included in *Selling, general, and administrative expenses*. Total shipping and freight costs for the years ended December 31, 2010 and 2009 totaled approximately $0.7 million and $1.1 million, respectively.

Special Costs
In 2006, the Audit Committee (the "Audit Committee") of the Board of Directors ("Board") commenced an investigation related to, among other things, the misuse and misappropriation of assets for personal benefit, certain related party transactions, tax reporting, internal control deficiencies, financial reporting, and accounting for expense reimbursements, in each case involving certain members of the Company's former management ("Audit Committee Investigation").

The Company reports certain costs as *Special Costs* including, but not limited to, the costs associated with the Audit Committee Investigation, the assessment and remediation of certain tax exposures, the restatement of the financial statements which resulted from the findings of the Audit Committee Investigation, investigations by the Securities and Exchange Commission ("SEC") and the United States Attorney's Office, a stockholder derivative suit, Nasdaq Global Market listing related costs, the Special D&O Insurance expense, legal and other expenses related to the now settled arbitration and litigation with Ludwig Kuttner, the Company's former Chief Executive Officer, former Chairman, and former Director of the Company, legal matters involving former employees Charles Clayton and Roger Clark, and related matters. See *Note 10 – Commitments and Contingencies.*

During the years ended December 31, 2010 and 2009, the Company incurred approximately $4.5 million in Special Costs each year. Special Costs incurred since inception of the Audit Committee Investigation were approximately $23.5 million through December 31, 2010. All litigation related to the Audit Committee Investigation has now been resolved, and thus, the Company does not expect to incur significant expenses associated with the Audit Committee Investigation going forward.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted-average number of shares outstanding for the year. Diluted earnings per common share are computed similarly; however, it is adjusted for the effects of the assumed exercise of the Company's outstanding restricted stock grants. The weighted-average number of shares outstanding and the weighted-average number of diluted shares outstanding are calculated in accordance with GAAP.

Stock Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. The Company awards market-based restricted stock to employees, managers, named executive officers, and directors.

During the years ended December 31, 2010 and 2009, the Company incurred $0.3 million and $0.1 million in stock based compensation. The Company's stock-based employee compensation plans are described more fully in *Note 12 – Stock Awards, Compensation Plans, and Retirement Savings Plan.*

Treasury Stock

The Company accounts for treasury shares using the cost method. Purchases of shares of common stock are recorded at cost and result in a reduction of stockholders' equity. The Company holds repurchased shares in treasury for general corporate purposes, including issuances under various employee compensation plans. When treasury shares are reissued, the Company uses a weighted average cost method. Purchase costs in excess of reissue price are treated as a reduction of retained earnings. Reissue price in excess of purchase costs is treated as additional paid-in capital.

Discontinued Operations

In accordance with GAAP, the accompanying consolidated financial statements present separately the results of operations and financial position of discontinued operations.

Recent Accounting Standards

In January 2010, the Financial FASB issued Accounting Standard Update ("ASU") 2010-06, *"Fair Value Measurements and Disclosures,"* which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. The guidance is effective for annual and interim reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual and interim periods beginning after December 15, 2010. The Company adopted these amendments in the first quarter of 2010 and the adoption did not have a material impact on the disclosures of the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09 *"Subsequent Events - Amendments to Certain Recognition and Disclosure Requirements"* ("ASU 2010-09"), which amends FASB ASC Topic 855, *Subsequent Events,* so that SEC filers no longer are required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. ASU No. 2010-09 was effective immediately and the Company adopted these new requirements in the first quarter of 2010. The adoption did not have a material impact on the disclosures of the Company's consolidated financial statements.

Subsequent Events

The Company has evaluated subsequent events from the date of the consolidated balance sheet through the date the financial statements were issued. During this period, no material recognizable subsequent events were identified, except as discussed in *Note 10 – Commitments and Contingencies*.

Note 2 - Receivables and Major Customers

The Company performs ongoing evaluations of the credit worthiness of its customers and maintains allowances for potential doubtful accounts. The accounts receivable at December 31, 2010 and 2009 are stated net of allowances for doubtful accounts, customer returns, co-op advertising, customer charge backs, and for sales and markdown allowances of approximately $17.6 million and $21.8 million, respectively.

The Company sells principally to department stores, catalog companies, specialty stores, mass merchants, and other retailers located principally in the United States. The Company's sales to its three largest customers for the year ended December 31, 2010 represented 26%, 15%, and 11% of total sales. For the year ended December 31, 2009, these three major customers represented 27%, 16%, and 11% of total sales. At December 31, 2010 and 2009, 67% and 72%, respectively, of the total gross trade receivables were due from these major customers.

The major components of other receivables at December 31, 2010 and 2009 were as follows:

(In thousands)	2010	2009
Current duty refunds receivable and related interest	$ 873	$ 724
Receivable from suppliers	565	7
Income tax refunds receivable	206	6,650
Other	473	282
Other receivables	$ 2,117	$ 7,663

Note 3 - Inventories

Inventories at December 31, 2010 and 2009 consisted of the following:

(In thousands)	2010	2009
Finished goods	$ 8,588	$ 8,340
Raw materials and supplies	802	37
Total cost	9,390	8,377
Less: reserves	(425)	(240)
Inventories, net	$ 8,965	$ 8,137

Note 4 - Fixed Assets

Fixed assets at December 31, 2010 and 2009 consisted of the following:

(In thousands)	Estimated Useful Lives	2010	2009
Leasehold improvements	5 – 15 years	$ 7,471	$ 7,429
Machinery and equipment	3 – 7 years	3,846	3,833
Furniture and fixtures	3 – 7 years	3,981	3,995
Software	3 years	1,428	1,339
Construction in progress	—	19	20
Total cost		16,745	16,616
Less: accumulated depreciation		(7,250)	(5,333)
Fixed assets, net		$ 9,495	$ 11,283

Depreciation expense was approximately $2.0 million for both the years ended December 31, 2010 and 2009.

Note 5 – Goodwill and Other Intangible Assets

GAAP specifies criteria that intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill and that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment. Management has evaluated the carrying value of intangible assets and has determined that no impairment to assets used in continuing operations as of December 31, 2010 was necessary.

The Company recognized approximately $1.2 million of goodwill in the scott james™ acquisition based on the enhancement of the Company's creative design and retail industry and sourcing relationships through the employees who joined the Company as part of the acquisition. The Company expects a range of approximately $1.0 million to $1.2 million in goodwill to be deductible for tax purposes. See *Note 18 – Acquisition*. A reconciliation of the beginning and ending carrying balance for goodwill in the consolidated balance sheet is shown below:

		(In thousands)
Goodwill acquired on May 20, 2010	$	1,182
Purchase price adjustments		22
Goodwill as of December 31, 2010	$	1,204

On October 28, 2010, the Company entered into a new credit facility, thereby replacing the previous credit facility in its entirety. As of December 31, 2010, approximately $0.7 million of capitalized credit facility fees are included in *Other Assets* in the consolidated balance sheet. During 2010, approximately $0.4 million of amortization expense was incurred with the previous credit facility and $0.3 million of unamortized capitalized loan costs related to the previous credit facility was written off as of the date of termination. The current credit facility expires in October 2014. Amortization expense for each fiscal year ending December 31 for the next three years is expected to be approximately $0.2 million. See *Note 7 – Borrowings*.

The following tables highlight the Company's intangible assets:

	December 31, 2010		December 31, 2009	
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Unamortized Intangibles:				
Goodwill	$ 1,204	$ —	$ —	$ —
Amortized Intangibles:				
Capitalized credit facility fees	$ 743	$ 31	$ 1,085	$ 357

(In thousands)	2010	2009
Amortization expense	$ 759	$ 510

Note 6 - Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2010 and 2009 consisted of the following:

(In thousands)		2010		2009
Accrued rent	$	3,612	$	901
Compensation, benefits, and related taxes		920		1,162
Income tax reserves		109		638
Loss on sublease		174		565
Royalties		21		325
Other		1,318		1,966
Accrued expenses and other liabilities	$	6,154	$	5,557

In addition, the Company has a non-current loss on sublease of $0.6 million and $0.8 million that is classified in *Other long-term liabilities* at December 31, 2010 and 2009, respectively. See *Note 16 – Restructuring and Cost Reduction Plans.*

Accrued rent represents allegedly past due and unpaid rent for the Company's New York, NY office. See *Note 10 – Commitments and Contingencies.*

Note 7 - Borrowings

Long-Term Debt

Long-term debt, which is collateralized by equipment, at December 31, 2010 and 2009 consisted of the following:

(In thousands)		2010		2009
Note payable in monthly installments of $3 including interest at 5.66%	$	—	$	3
Note payable in monthly installments of $4 including interest at 6.15%		79		115
Total long-term debt		79		118
Less: amount payable within one year		(36)		(39)
Amount payable after one year	$	43	$	79

The fair value of the long-term debt at December 31, 2010 and 2009, based on current market interest rates discounted to present value, was approximately equal to the recorded amount.

Revolving Credit Facility

On October 28, 2010, the Company entered into a new credit agreement (referred to as the "Credit Facility") with Wells Fargo Capital Finance, LLC.

The Credit Facility is a $50.0 million asset based revolving credit facility, including trade and standby letters of credit, with a $30.0 million sub-limit for letters of credit. The Credit Facility has a term of four years, matures on October 28, 2014, and is secured by substantially all assets of the Company and each of its domestic subsidiaries. Revolving credit loans are limited to a borrowing base, which considers cash deposited into a restricted account, accounts receivable and inventory. The Credit Facility contains customary conditions precedent to each borrowing, including absence of defaults and accuracy of representation and warranties. The Credit Facility contains customary affirmative and negative covenants, which include a fixed charge coverage covenant that takes effect only when and so long as the Company does not meet minimum liquidity requirements that adjust based on the seasonality of the Company's business. The Credit Facility is designed to provide working capital and letters of credit that will be used primarily for the purchase and importation of inventory and for general corporate purposes.

The Company, at its discretion, may prepay outstanding principal, in whole or part, at any time. The Credit Facility requires prepayment of outstanding obligations and accrued interest upon certain events, including in the event the amount outstanding under the Credit Facility exceeds the borrowing base. The Credit Facility also contains customary provisions that enable Wells Fargo Capital Finance, LLC to accelerate payment of outstanding obligations under the Credit Facility upon certain events, including, among others, non-payment of amounts due under the Credit Facility, breach of the fixed charge coverage ratio (which is applicable only so long as the Company does not meet minimum liquidity requirements), insolvency, bankruptcy, a change of control of the Company, and if certain liens on the collateral securing the obligations under the Credit Facility fail to be perfected. The Company was in compliance with all covenants related to the Credit Facility as of December 31, 2010.

The obligations under the Credit Facility are secured by (i) a first priority security interest in certain assets of the Company and the domestic subsidiaries of the Company that are party to the Credit Facility in their capacity as borrowers or party to the separate guaranty agreement executed in connection with the Credit Facility, (ii) a pledge of all issued and outstanding common stock of each operating domestic subsidiary of the Company, and (iii) an assignment of proceeds of insurance covering collateral.

Interest accrues on outstanding indebtedness under revolving credit loans at an annual rate, equal to: (a) the LIBOR Rate (as defined in the Credit Facility) plus 2.50% for obligations with a LIBOR based interest rate, or (b) a base rate equal to 1.75% plus the greatest of (i) the Federal Funds Rate (as defined in the Credit Facility) plus 0.50%, (ii) one-month LIBOR rate plus 1.50%, and (iii) the prime rate of interest announced, from time to time, by Wells Fargo Capital Finance, LLC at its principal office. All interest is calculated on the basis of actual number of days elapsed based on a 360 day year. In addition, the Credit Facility requires the Company to pay certain customary fees, costs, and expenses of Wells Fargo Capital Finance, LLC.

The Credit Facility replaced the Company's prior credit facility, under which HSBC Bank USA, National Association acted as agent and letter of credit issuing bank. The prior credit facility was a $48.0 million asset based revolving credit facility, including trade letters of credit, with a $10.0 million sub-limit for standby letters of credit. The prior credit facility was scheduled to expire on June 30, 2011 and was secured by substantially all assets of the Company. In conjunction with replacing the prior credit facility, $0.3 million of unamortized capitalized loan costs was written off as of the date of termination.

At December 31, 2010, there were no outstanding borrowings and approximately $6.6 million outstanding under letters of credit. Borrowing availability was approximately $11.8 million at December 31, 2010 and the Company had approximately $33.7 million of cash that is not included in the availability calculation.

Note 8 - Stockholder Rights Plan

On August 13, 2008, the Board adopted a Stockholder Rights Plan (the "Rights Plan") in which preferred share purchase rights (a "Right") were distributed as a dividend at the rate of one Right for each outstanding share of common stock as of the close of business on August 25, 2008. There were 5,469,165 outstanding shares of common stock on August 25, 2008, and the Rights extend to shares issued after this date. The Rights are intended to enable all of the Company's stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover. The Rights will expire on August 23, 2013.

Each Right will entitle stockholders, in certain circumstances, to buy one one-thousandth of a newly issued share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $33.00. The Rights will be exercisable and transferable apart from the common stock only if a person or group acquires beneficial ownership of 15% or more of the common stock (such person or group, an "Acquiring Person") (except, subject to certain limitations, for stockholders who, together with their affiliates and associates, in excess of 15% of the common stock) as of August 13, 2008 or commences a tender or exchange offer upon consummation of which a person or group would own 15% or more of the outstanding common stock.

If any person becomes an Acquiring Person other than pursuant to an offer for all shares which is determined by the Board to be fair to and otherwise in the best interests of the Company and its stockholders, then each Right not owned by an Acquiring Person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, other property or other securities) having a value of twice the Right's exercise price. In addition, if, after any person has become an Acquiring Person, the Company is involved in a merger or other business combination transaction with another person in which its common stock is changed or converted, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person having a value of twice the Right's exercise price.

The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until a person or group has become an Acquiring Person.

Note 9 - Income Taxes

The income tax provision (benefit) related to continuing operations consisted of the following:

(In thousands)	2010	2009
Current:		
Federal	$ (284)	$ (6,539)
Foreign	23	40
State and local	(2,098)	248
Total current	(2,359)	(6,251)
Deferred:		
Federal	—	—
State and local	—	—
Total deferred	—	—
Total tax benefit	$ (2,359)	$ (6,251)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

(In thousands)	2010	2009
Deferred tax assets:		
Basis in intangible assets	$ 647	$ 805
Basis in fixed assets	—	345
Accounts receivable reserves	1,889	2,938
Inventory reserves	552	456
Unrecognized tax benefits	1,760	2,404
All other accrued expenses	5,560	4,821
Deferred compensation	81	23
Net operating loss carryforwards	13,160	6,823
Charitable contribution and capital loss carryforwards	298	232
Total deferred tax assets	23,947	18,847
Less: valuation allowances	(22,702)	(18,847)
Net deferred tax assets	$ 1,245	$ —
Deferred tax liabilities:		
Basis in fixed assets	$ 1,245	$ —
Total deferred tax liabilities	$ 1,245	$ —

GAAP requires companies to assess whether valuation allowances should be established against its deferred tax assets based on consideration of all available evidence using a "more likely than not" standard. In making such assessments, significant weight is to be given to evidence that can be objectively verified. A company's current and/or previous losses are given more weight than its future projections. A cumulative loss position is considered a significant factor that is difficult to overcome.

The Company evaluates its deferred tax assets each reporting period, including assessment of its cumulative loss position, to determine if valuation allowances are required. A significant negative factor is the Company's cumulative loss position. This, combined with uncertain near-term economic conditions, reduces the Company's ability to rely on projections of future taxable income in establishing its deferred tax assets valuation allowance. GAAP requires that a valuation allowance be established on all of the Company's net deferred tax assets that are not expected to be realized, due to the weight of the significant negative evidence.

The valuation allowances do not impact the Company's cash position, nor do they preclude the Company from using net operating loss carryforwards and/or carrybacks, tax credits or other deferred tax assets in the future. Further, the valuation allowances are not the result of a significant change in the Company's view of its long-term financial outlook.

During 2010, the Company was unable to produce enough positive evidence to overcome the preponderance of negative evidence. Thus, as of December 31, 2010, the Company maintained a valuation allowance equivalent to the total deferred tax assets less the total deferred tax liabilities.

The following table reconciles income tax benefit from continuing operations computed at the U.S. federal statutory tax rates to income tax benefit:

(In thousands except percentages)	2010	2009
Federal income tax rate	34%	34%
Rate applied to pre-tax income	$ (4,092)	$ (4,181)
State taxes, net of federal tax benefit	(742)	(750)
Changes in uncertain tax positions	(1,332)	184
Changes in valuation allowances	3,855	(1,748)
Permanent differences, net	(97)	(4)
Other, net	49	248
Income tax benefit	$ (2,359)	$ (6,251)

Consistent with the provisions provided by GAAP, the Company determines whether the benefits of tax positions are more likely than not to be sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not to be sustained upon audit, the Company recognizes the largest amount of the benefit that is more likely than not to be realized upon settlement with the taxing authority. For tax positions that are not more likely than not to be sustained upon audit, the Company does not recognize any portion of the benefit in the financial statements. The Company recognizes interest and penalties associated with uncertain tax positions as a component of taxes on income in the consolidated statements of operations.

The Company's liability for unrecognized tax benefits is $5.5 million and $7.0 million as of December 31, 2010 and 2009, respectively. The Company's liability for unrecognized tax benefits as of December 31, 2010 and 2009 includes accrued interest of $1.7 million and $2.3 million, respectively, and penalties of $0.3 million and $0.3 million, respectively. If the Company were to recognize these benefits, the effective rate would reflect a favorable net impact of $2.7 million and $3.0 million, excluding interest and penalties, in 2010 and 2009, respectively. The Company recognized net tax benefit of $0.6 million for interest during 2010 and a net tax expense for interest of $0.2 million during 2009. The Company recognized no net tax expense or benefit for penalties during 2010 and 2009.

During 2011, the Company anticipates that total unrecognized tax benefits will decrease by approximately $1.2 million, including interest of approximately $0.2 million and nominal penalties, due primarily to the lapsing of statutes of limitations related to certain compensation and benefit tax positions within 12 months of December 31, 2010.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

(In thousands)	2010	2009
Gross unrecognized tax benefits at January 1	$ 4,510	$ 4,773
Increases in tax positions for prior years	930	915
Increases in tax positions for current year	85	143
Settlements	(203)	(305)
Lapse in statute of limitations	(1,690)	(1,016)
Gross unrecognized tax benefits at December 31	$ 3,632	$ 4,510

The Company elected to carry back its 2009 federal net operating loss to tax years 2004 and 2005. As a result, the Company recognized an income tax benefit of $7.7 million. Of the $7.7 million income tax benefit, $1.1 million was recognized in the quarter ended October 2, 2010 and $6.6 million was recognized in the quarter ended December 31, 2009. Also, as a result of this election, the statute of limitations with respect to the Company's federal income tax returns were re-opened for tax years 2004 and 2005, which resulted in the recognition of $1.1 million and $0.9 million in associated income tax expense in quarters ended October 2, 2010 and December 31, 2009, respectively. Thus, the statute of limitations with respect to the Company's federal income tax returns is open for tax years 2004 and 2005, up to the amount of the 2009 federal net operating loss carryback, and 2007 and beyond. With limited exceptions, the statutes of limitations for state income tax returns remain open for tax years 2006 and beyond. The Company also files income tax returns in Hong Kong for which tax years 2004 and beyond remain open to examination by the Hong Kong Inland Revenue Department. The Company's 2006, 2007, and 2008 municipal income tax returns are currently under examination by the taxing authorities.

At December 31, 2010, the Company has net operating loss carryforwards for U.S. federal income tax purposes of $29.5 million, which expire in varying amounts from 2019 to 2028. Approximately $3.9 million of these federal net operating loss carryforwards were obtained in the acquisition of Marisa Christina in May 2006; the remainder of the net operating loss carryforwards was established during 2008. The Company has state net operating loss carryforwards of $50.4 million at December 31, 2010 expiring from 2013 to 2030. Approximately $0.7 million of these state net operating loss carryforwards were obtained in the acquisition of Marisa Christina in May 2006; the remainder of the state net operating loss carryforwards was established during 2006 through 2010. Valuation allowances have been established for all of these federal and state net operating loss carryforwards due to the uncertainty of their future usage.

Note 10 - Commitments and Contingencies

The Company leases premises and equipment under operating leases having terms from month-to-month to fourteen years and six months. At December 31, 2010, future minimum lease payments under leases having an initial or remaining non-cancelable term in excess of one year were as set forth in the table below:

Year		*(In thousands)*
2011	$	5,170
2012		5,199
2013		5,356
2014		4,632
2015		4,800
Thereafter		33,883
	$	59,040

Future rental revenue to be received under non-cancellable subleases having an initial or remaining non-cancelable term in excess of one year were as set forth in the table below:

Year		*(In thousands)*
2011	$	827
2012		796
2013		714
2014		44
2015		44
	$	2,425

The Company entered into a 15 year, one month lease of approximately 77,000 square feet of office space in New York, NY on July 11, 2007. The lease provides for minimum payments of $63.7 million over the lease term. The Company's possession of the space commenced in September 2007 and lease payments began in March 2008. The lease includes guaranteed minimum consumer price index ("CPI") increases that commenced in 2009 and tiered rent escalations commencing in 2010. The lease and associated incentives are being amortized on a straight-line basis over the expected lease term, including any rent holidays, guaranteed minimum CPI increases, and tiered rent escalations. See *Note 6 – Accrued Expenses and Other Liabilities.*

For the years ended December 31, 2010 and 2009, rent expense for operating leases was approximately $3.5 million and $4.8 million, respectively.

The Company has entered into licensing agreements with several companies for the use of certain trademarks for the marketing of products produced by the Company. These contracts normally have a term of three years and provide for minimum annual royalty payments. The future minimum royalty payments as of December 31, 2010 are set forth in the table below:

Year		*(In thousands)*
2011	$	3,631
2012		1,728
	$	5,359

For the years ended December 31, 2010 and 2009, royalty expenses for licensing were approximately $4.0 million and $3.9 million, respectively.

The Company, in the normal course of business, issues binding purchase orders to secure product for future sales to its customers. At December 31, 2010, these open purchase order commitments amounted to approximately $40.8 million, of which approximately $3.2 million were covered by letters of credit. The majority of the product is scheduled to be received during the first six months of 2011, at which time these commitments will be fulfilled. In addition, there were standby letters of credit for approximately $3.4 million related to other matters.

In 2006, the Audit Committee of the Board commenced the Audit Committee Investigation related to, among other things, the misuse and misappropriation of assets for personal benefit, certain related party transactions, tax reporting, internal control deficiencies, financial reporting, and accounting for expense reimbursements, in each case involving certain members of the Company's former management.

On March 7, 2008, the Company filed a complaint in the Court of Chancery of the State of Delaware for the County of New Castle (the "Court") against Messrs. Ludwig Kuttner, Charles Clayton, and Roger Clark, former members of management. On August 4, 2008, the Company entered into a Stock Purchase and Settlement Agreement and Mutual Releases with Mr. Kuttner, his wife, Beatrice Ost-Kuttner, his son, Fabian Kuttner, and a limited liability company controlled by him, K Holdings LLC (together, the "Kuttner Parties"). Under the Agreement, the Company and the Kuttner Parties exchanged releases of ongoing and potential claims, and the Kuttner Parties sold all of the stock of the Company that they owned to the Company for approximately $12.0 million and Mr. Kuttner made a $1.6 million payment to the Company.

On September 10, 2008 and September 19, 2008, Mr. Clayton and Mr. Clark, respectively, filed answers with respect to the claims that the Company filed against them on March 7, 2008, as well as counterclaims against the Company. Mr. Clayton and Mr. Clark denied the Company's claims against them and asserted claims against the Company for, among other things, certain compensation and benefits, defamation and other damages.

On September 22, 2008, Mr. Clayton filed a third-party complaint against certain of the Company's directors and officers. Mr. Clayton's complaint asserted claims against those directors and officers for, among other things, contribution in the event that Mr. Clayton is found liable to the Company for damages in relation to the Company's complaint against him, defamation and other damages allegedly stemming from the Company's issuance of certain press releases related to the Audit Committee Investigation.

On June 12, 2009, the Company and its directors and officers who are parties to the litigation filed a motion for summary judgment. On September 2, 2009, the Court granted the motion in part and dismissed Mr. Clayton's claim for intentional infliction of emotional distress against the Company, as well as his defamation claim against the Company's directors and officers. The Court denied the remainder of the Company's motion and set the remainder of the parties' claims for trial.

On December 21-24, 2009, the Court held a trial on the Company's claims, Clayton's and Clark's counterclaims, and Clayton's third-party claims. On July 12, 2010, the Court issued its Memorandum Opinion. Before entering a final judgment, the Court required supplemental briefing regarding the computation of the amount of damages to be paid. Prior to the Court entering a final judgment on the damages issues, the Company and Messrs. Clayton and Clark reached settlements as to the outstanding matters between them. The Company and Mr. Clark settled the outstanding matters, including potential claims for indemnification for reimbursement of certain legal costs incurred, for a payment to Mr. Clark of approximately $0.4 million. The Company and Mr. Clayton settled the outstanding matters, including potential claims for indemnification of certain legal costs incurred, for payment to Mr. Clayton of approximately $1.0 million, net of a disgorgement of $0.4 million of bonuses previously paid to Mr. Clayton. All litigation related to the Audit Committee Investigation has now been resolved.

In July 2007, the Company entered into a lease (the "New York Lease") for corporate office space located at 119 West 40th Street, New York, NY 10018 (the "New York Office"). As part of the New York Lease, the landlord agreed to commence and substantially complete major capital improvements to the common areas of the New York Office by June 2008. After June 2008, if the landlord has not made such progress on the capital improvements, the New York Lease provides, among other things, for a reduction in rent by one half, until substantial completion of the capital improvements.

On February 16, 2011, the Company filed a complaint in the Supreme Court, New York County, with respect to the New York Lease. The Company asserted claims against the landlord of the New York Office; (i) for a judgment declaring (a) that the Company is not in default under the New York Lease and (b) that the rent previously paid by the Company represents the full amount of rent; and (ii) for rescission of the New York Lease as of June 30, 2008 by reason of default by the Landlord with respect to a material provision under the New York Lease requiring prompt completion of major capital improvements of the New York Office's common areas. The motion is scheduled to be heard on March 31, 2011.

On February 23, 2011, the receiver of the New York Office commenced a non-payment proceeding in the Civil Court of the City of New York against the Company. The receiver seeks payment of allegedly past due and unpaid rent and additional rent under the New York Lease. The Company vigorously denies that any rent or additional rent is due and owing under the New York Lease and has moved for an order removing this action to the Supreme Court, New York County, and consolidating it with the previously commenced action described above. That motion is also scheduled to be heard on March 31, 2011.

The Company is from time to time involved in other litigation incidental to the conduct of its business, none of which is expected to be material to its business, financial condition, or operations.

Note 11 – Fair Value Measurements

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also established a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As of December 31, 2010, the Company did not have any assets measured at fair value on a recurring basis that would require disclosure based on the fair value hierarchy of valuation techniques.

Note 12 - Stock Plans, Compensation Plans, and Retirement Savings Plan

Equity and Cash Incentive Plans

On October 21, 2009, the Company adopted stock and cash incentive compensation plans, which are administered by the Board or a committee appointed by the Board.

The Hampshire Group, Limited 2009 Stock Incentive Plan (the "Stock Plan") is designed to assist the Company in attracting, retaining, motivating, and rewarding key employees, officers, directors, and consultants, and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of these individuals with those of the Company's stockholders, though the Company's stockholder will experience dilution when such shares vest. The Stock Plan permits the Company to award eligible persons nonqualified stock options, restricted stock, and other stock-based awards. In connection with the adoption of the Stock Plan, the Board authorized 880,000 Stock Plan shares and approved grants of restricted stock under the Stock Plan to employees, managers, named executive officers, and directors.

Ten percent of each award of restricted stock will be subject to time-based vesting (the "Time-Vested Shares"), with 25% of the Time-Vested Shares vesting on March 31 of each of 2011, 2012, 2013, and 2014, subject to the respective grantee's entry into the Stock Plan and continued service through the applicable vesting date. The remaining 90% of each award of restricted stock will be subject to performance-based vesting (the "Performance-Vested Shares"), with 25% of the Performance-Vested Shares vesting on March 31 of each of 2011, 2012, 2013, and 2014, provided that as of each such vesting date the Company's consolidated return on operating income for the preceding fiscal year as a percent of average working capital (excluding discontinued operations) is equal to or greater than 6%, with respect to the 2010 and 2011 fiscal years, and 8%, with respect to the 2012 and 2013 fiscal years. In the event the Company misses its target in a given year, the shares that would otherwise have vested in that year will be rolled forward to the next year and will vest simultaneously with the shares already allocated for that subsequent year should the Company exceed that year's target by an amount sufficient to cover the prior year's or years' cumulative shortfall. This rollover mechanism will permit shares to be carried forward over multiple years until the expiration of the Plan.

The following activity summarizes activity for non-vested restricted stock:

	December 31, 2010		December 31, 2009	
(In thousands)	Shares	Weighted Average Fair Value at Grant Date	Shares	Weighted Average Fair Value at Grant Date
Non-vested at beginning of period	847,500	$ 3.01	—	$ —
Granted – restricted stock	165,000	4.89	862,500	3.01
Forfeited	(151,125)	3.00	(15,000)	3.00
Vested	(21,191)	3.01	—	—
Non-vested at end of period	840,184	$ 3.38	847,500	$ 3.01

During the years ended December 31, 2010 and 2009, the Company incurred $0.3 million and $0.1 million in compensation cost related to the restricted stock grants and was reflected as non-cash equity compensation on the Consolidated Statements of Cash Flows. At December 31, 2010, there was $0.4 million in unrecognized compensation expense related to the restricted stock awards to be recognized over a period of approximately three years.

In addition, the Company adopted The Hampshire Group, Limited 2010 Cash Incentive Bonus Plan (the "Bonus Plan") pursuant to which the Company will grant annual performance-based bonuses to certain of its employees. The goal of the Bonus Plan is to align the annual interests of management and other key employees with those of the Company and its stockholders by providing a cash bonus incentive for meeting annual goals set by the Board. Target bonus amounts under the Bonus Plan will be a percentage of each participant's base salary, and actual bonus amounts paid under the Bonus Plan will depend on the extent to which annual performance metrics are achieved. The Company did not grant a bonus under the Bonus Plan for fiscal year 2010.

Deferred Compensation Plan

As required by a letter agreement dated October 8, 2007 with the Company's previous Chief Executive Officer and President, the Company agreed to establish a Rabbi Trust for deferred compensation and accrued interest on the balance. The deferred compensation and applicable accrued interest was to be paid out upon termination of employment or change of control of the Company in a means that conforms with the requirements of the Internal Revenue Code Section 409(A). The Company distributed the $0.9 million Rabbi Trust to the former executive in October 2009, six months after the termination of employment.

Long-Term Bonus Plan

On February 28, 2008, the Executive Committee of the Board adopted the Hampshire Group, Limited Long-Term Bonus Plan (the "*Long-Term Bonus Plan*"). The purpose of the Long-Term Bonus Plan was to promote the retention of certain key employees of the Company and its subsidiaries through the grant of cash awards which vest and are paid over a three year period. During 2009, reversals related to grants made to employees who were terminated from the Company offset the Long Term Bonus Plan expense for 2009. Due to the separation from employment of several award recipients, only $0.2 million remained accrued as of December 31, 2010. The Compensation Committee terminated the Long-Term Bonus Plan on March 17, 2010.

Retirement Savings Plan

The Company and certain subsidiaries have 401(k) retirement savings plans under which employees may participate after having completed certain service requirements and meeting certain age requirements. The Company's matching contribution is determined annually at the discretion of the Board. Matching contributions for the year ended December 31, 2009 was approximately $0.1 million. All Company matching contributions vest fully after six years of employment. The Board suspended matching contributions in May 2009.

Note 13 - Related Party Transactions

Mr. Harvey Sperry, a former Director of the Company, retired as a partner of the law firm of Willkie Farr & Gallagher LLP in March of 2000. The firm has served as legal counsel for the Company since 1977. In such capacity, for the years ended December 31, 2010 and 2009, this firm was paid approximately $0.8 million and $1.8 million, respectively. Mr. Sperry resigned from the Board of Directors effective June 2010.

On August 30, 2005, the Company entered into a twelve-year, triple net, lease for 100% of the space in a building located in Anderson, SC with another company in which Mr. Kuttner and Mr. Clayton are the beneficial owners. Commencing February 1, 2006, the Company started utilizing the building as its administrative offices. The Company occupies approximately 40% of the building, but under terms of the lease it is required to pay for 100% of the space and may sublease any unused space. During 2009, the Company recorded a charge for approximately $0.2 million reflected in *Restructuring charges* in the statement of operations for unused space it plans to sublease. Lease payments made by the Company related to this facility were approximately $0.4 million and $0.3 million during the years ended December 31, 2010 and 2009, respectively.

Note 14 – Dispositions and Discontinued Operations

The Company continually reviews its portfolio of labels, business lines, and divisions to evaluate whether they meet profitability and performance requirements and are in line with the Company's business focus. As a part of this review, the Company has disposed and discontinued operations of certain divisions as outlined below.

In accordance with the GAAP, the consolidated financial statements reflect the results of operations and financial position of the Marisa Christina and Shane Hunter divisions separately as discontinued operations. These divisions were sold and ceased domestic activities prior to 2009.

The assets and liabilities of the discontinued operations are presented in the consolidated balance sheets under the captions *Assets of discontinued operations* and *Liabilities of discontinued operations*. The underlying assets and liabilities of the discontinued operations are as follows:

(In thousands)	December 31, 2010	December 31, 2009
Other receivables	$ —	$ 152
Assets of discontinued operations	$ —	$ 152
Accrued expenses and other liabilities	$ 474	$ 572
Liabilities of discontinued operations	$ 474	$ 572

The operating results for the discontinued operations for the years ended December 31, 2010 and 2009 were as follows:

(In thousands)	December 31, 2010	December 31, 2009
Net sales	$ —	$ —
Gross profit	$ —	$ —
Loss on discontinued operations before income taxes	$ (17)	$ (40)
Provision for income taxes	—	—
Loss from discontinued operations, net of taxes	$ (17)	$ (40)

Note 15 – Income (Loss) Per Share

Set forth in the table below is the reconciliation by year of the numerator (loss from continuing operations) and the denominator (shares) for the computation of basic and diluted earnings (loss) per share ("EPS"):

(In thousands, except per share data)	Numerator Income (Loss)	Denominator Shares	Per Share Amount
2010:			
Basic loss from continuing operations	$ (9,676)	5,554	$ (1.74)
Effect of dilutive securities:			
Preferred stock rights	—	—	—
Restricted stock	—	—	—
Diluted loss from continuing operations	$ (9,676)	5,554	$ (1.74)
2009:			
Basic loss from continuing operations	$ (6,006)	5,482	$ (1.10)
Effect of dilutive securities:			
Preferred stock rights	—	—	—
Restricted stock	—	—	—
Diluted loss from continuing operations	$ (6,006)	5,482	$ (1.10)

For the years ended December 31, 2010 and 2009, potentially dilutive shares of 771,750, and 762,750, respectively, were excluded from the calculation of dilutive shares because their effect would have been anti-dilutive. These shares are subject to performance based vesting. See *Note 12 - Stock Plans, Compensation Plans, and Retirement Savings Plan.*

Note 16 – Restructuring and Cost Reduction Plans

In April 2009, the Company initiated a restructuring and cost reduction plan (the "2009 Restructuring") designed to significantly reduce its fixed cost structure, improve its return on invested capital, increase its operating efficiency, and better position itself for the long term. The components of the 2009 Restructuring included a net reduction of over 170 employees, or approximately 50% of the Company's global workforce, with approximately 110 of the positions associated with its China operations, a temporary compensation reduction program applicable to senior-level employees, a temporary suspension of the

Company's 401(k) matching contribution, the reorganization of certain operating functions, and the consolidation of New York and Asian operations. The reduction in the Company's workforce was necessitated by reduced sales volume and the outsourcing of certain functions, which resulted in the elimination of positions at every level of the Company.

The following summarizes the charges recognized for the 2009 Restructuring program through the periods ended December 31, 2010 and 2009:

(In thousands)	Year Ended December 31, 2010	Year Ended December 31, 2009
Personnel reductions	$ —	$ 3,545
Other costs	—	1,275
Total	$ —	$ 4,820

A reconciliation of the beginning and ending liability balances for restructuring costs included in the accrued expenses and other liabilities section of the consolidated balance sheet is shown below:

	Twelve Months Ended					
	December 31, 2010			December 31, 2009		
(In thousands)	Personnel Reductions	Other Costs	Total	Personnel Reductions	Other Costs	Total
Beginning of period	$ 32	$ 1,210	$ 1,242	$ 72	$ —	$ 72
Costs charged to expense	—	—	—	3,545	1,440	4,985
Costs paid or settled	(32)	(763)	(795)	(3,585)	(230)	(3,815)
End of period	$ —	$ 447	$ 447	$ 32	$ 1,210	$ 1,242

Personnel reductions and other costs, which consist primarily of exit costs related to leased facilities and included the reversal of $0.2 million in deferred rent in 2009, were charged to *Restructuring charges* in the consolidated statement of operations in the year ended December 31, 2009.

Note 17 – Tender Offer

The Company announced on February 24, 2009 that it reached a definitive agreement (the "Merger Agreement") to be acquired by NAF Acquisition Corp., a direct wholly owned subsidiary of NAF Holdings II, LLC (together with NAF Acquisition Corp., "NAF"). On April 26, 2009, the Company received a letter from NAF stating that NAF was terminating the Merger Agreement effective immediately, as a result of one or more alleged breaches of covenants and agreements on the part of the Company.

On September 28, 2009, the Company entered into a settlement and mutual release agreement ("Settlement") with NAF, pursuant to which the Company and NAF settled and discharged all claims related to and arising under the Merger Agreement and any ancillary agreements entered into in connection with the negotiation and execution of the Merger Agreement. Under the terms of the Settlement, the Company agreed to reimburse NAF for approximately $0.8 million of approximately $2.1 million in transaction related expenses incurred by NAF in connection with the Merger Agreement. The Company has not incurred significant expenses related to the tender offer since the Settlement and believes that it will not incur any significant expenses related thereto in the future.

The Company did not incur any expenses related to the Merger Agreement during 2010. Costs related to the tender offer are reflected in *Tender offer related costs* on the Consolidated Statement of Operations for $2.1 million in the year ended December 31, 2009. From the commencement of these activities in 2008, the Company incurred approximately $2.4 million in such costs through December 31, 2009.

Note 18 – Acquisition

On May 20, 2010, the Company, through its wholly owned subsidiary Hampshire Acquisition Sub, LLC, a Delaware limited liability company, consummated the acquisition of certain assets of S. Kuhlman, LLC and S Kuhlman Wholesale LLC (collectively, "scott james™"). scott james™ is a men's specialty retailer and wholesale provider of apparel. scott james™ operated two stores and a wholesale business that sells primarily to upscale specialty stores. The Company acquired scott james™ to broaden its customer base, diversify its sales channels and grow its gross margin.

The acquisition date fair value of the consideration transferred totaled approximately $1.4 million, which consisted of approximately $1.2 million in cash and approximately $0.2 million in contingent consideration. The contingent consideration is in the form of incentive compensation that may be earned by a former principal of scott james™, a current Company employee, if scott james™ achieves certain annual sales goals for 2010 through 2012. This fair value measurement is estimated using a probability-weighted discounted cash flow model and is classified within level 3 of the fair value hierarchy as defined by the FASB Codification. As of December 31, 2010, the estimated range of outcomes for the contingent consideration was revised downward to reflect the fact that the 2010 annual sales goals were not met. As of December 31, 2010, approximately $0.2 million in contingent consideration is included in *Other long-term liabilities* in the consolidated balance sheet.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (net of a reduction to fixed assets and other current assets as purchase price adjustments):

(In thousands) Assets		May 20, 2010 *(As adjusted)*
Inventories	$	151
Other current assets		42
Fixed assets		46
Goodwill		1,204
Total assets acquired	$	1,443
Liabilities		
Accrued expenses and other liabilities	$	6
Other long term liabilities		227
Total liabilities assumed	$	233
Purchase price (net assets acquired)	$	1,210

The Company incurred approximately $0.2 million of acquisition related costs during the year ended December 31, 2010. These costs were recorded in *Selling, general, and administrative expenses* in the consolidated statement of operations.

(b) Unaudited Quarterly Financial Information

The tables herein set forth the Company's unaudited condensed consolidated 2010 and 2009 quarterly statements of operations.

The following tables set forth the Company's unaudited condensed consolidated statement of operations for the 2010 quarters ended:

(In thousands, except per share data)	April 3, 2010	July 3, 2010	October 2, 2010	December 31, 2010
Net sales	$ 20,450	$ 14,752	$ 52,739	$ 46,541
Gross profit	4,238	3,629	10,583	7,987
Selling, general, and administrative expenses	8,559	7,407	9,296	8,222
Special costs	541	3,874	65	1
Income (loss) from operations	(4,862)	(7,652)	1,222	(236)
Income (loss) from continuing operations before income taxes	(4,976)	(7,820)	1,073	(312)
Provision (benefit) for income taxes	39	83	(2,295)	(186)
Income (loss) before discontinued operations	(5,015)	(7,903)	3,368	(126)
Income (loss) from discontinued operations, net of taxes	(5)	64	(71)	(5)
Net income (loss)	$ (5,020)	$ (7,839)	$ 3,297	$ (131)
Basic earnings per share:				
Income (loss) from continuing operations	$ (0.90)	$ (1.42)	$ 0.60	$ (0.02)
Loss from discontinued operations, net of taxes	—	0.01	(0.01)	—
Net income (loss)	$ (0.90)	$ (1.41)	$ 0.59	$ (0.02)
Diluted earnings per share:				
Income (loss) from continuing operations	$ (0.90)	$ (1.42)	$ 0.60	$ (0.02)
Loss from discontinued operations, net of taxes	—	0.01	(0.01)	—
Net income (loss)	$ (0.90)	$ (1.41)	$ 0.59	$ (0.02)

The following tables set forth the Company's unaudited condensed consolidated statement of operations for the 2009 quarters ended:

(In thousands, except per share data)	March 29, 2009	June 27, 2009	September 26, 2009	December 31, 2009
Net sales	$ 29,077	$ 20,968	$ 50,869	$ 64,264
Gross profit	6,172	5,039	11,054	17,136
Selling, general, and administrative expenses	10,945	8,747	9,725	10,298
Restructuring charges	—	3,416	768	636
Special costs	1,924	1,072	588	963
Tender offer related costs	1,007	102	944	—
Income (loss) from operations	(7,704)	(8,298)	(971)	5,239
Income (loss) from continuing operations before income taxes	(7,644)	(8,321)	(1,358)	5,066
Provision (benefit) for income taxes	96	110	(785)	(5,672)
Income (loss) before discontinued operations	(7,740)	(8,431)	(573)	10,738
Income (loss) from discontinued operations, net of taxes	(25)	(22)	1	6
Net income (loss)	$ (7,765)	$ (8,453)	$ (572)	$ 10,744
Basic earnings per share:				
Income (loss) from continuing operations	$ (1.42)	$ (1.54)	$ (0.10)	$ 1.95
Loss from discontinued operations, net of taxes	—	(0.01)	—	—
Net income (loss)	$ (1.42)	$ (1.55)	$ (0.10)	$ 1.95
Diluted earnings per share:				
Income (loss) from continuing operations	$ (1.42)	$ (1.54)	$ (0.10)	$ 1.81
Loss from discontinued operations, net of taxes	—	(0.01)	—	—
Net income (loss)	$ (1.42)	$ (1.55)	$ (0.10)	$ 1.81

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – *Change in Independent Accountants*

Item 9A. Controls and Procedures.

(a) Controls and Procedures

The Company's Chief Executive Officer, and Chief Financial Officer carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures, as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective such that information relating to the Company (including its combined subsidiaries) required to be disclosed in the Company's SEC reports (1) is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (2) is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. There are inherent limitations on the effectiveness of any system of internal controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective internal controls and procedures provide only reasonable assurance of achieving their objectives.

In connection with filing this Annual Report, management assessed the effectiveness of its internal control over financial reporting as of December 31, 2010.

In making its assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Management has determined that no material weaknesses in its internal control over financial reporting existed as of December 31, 2010, and based on the criteria noted above, concluded that its internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

(c) Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2010 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

The Board's Compensation Committee did not grant a long-term incentive bonus in 2009 or 2010 as part of the Long-Term Bonus Plan. Due to the separation from employment of several award recipients, only $0.2 million remained accrued as of December 31, 2010. The Compensation Committee terminated the Long-Term Bonus Plan on March 17, 2010.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2010 pursuant to Regulation 14A of the Exchange Act.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2010 pursuant to Regulation 14A of the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Except as provided herein, the information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2010 pursuant to Regulation 14A of the Exchange Act.

The following table provides information as of December 31, 2010 with respect to shares of the Company's common stock that may be issued under equity compensation plans:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity Compensation Plans Approved by Stockholders	None	N/A	None
Equity Compensation Plans Not Approved by Stockholders	840,184	$ 3.38	19,930
Total	840,184	$ 3.38	19,930

On October 21, 2009, the Company adopted the Hampshire Group, Limited 2009 Stock Incentive Plan. The total number of shares of the Company's common stock available for issuance under the Plan is 880,000. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – *Compensation Plans* and Item 8. Financial Statements and Supplementary Data *Note 12 – Stock Plans, Compensation Plans, and Retirement Savings Plan* to the audited consolidated financial statements for additional discussion of these events.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2010 pursuant to Regulation 14A of the Exchange Act.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2010 pursuant to Regulation 14A of the Exchange Act.

PART IV.

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

1. Financial Statements:

The following consolidated financial statements of Hampshire Group, Limited for the two years ended December 31, 2010 are submitted in Part II, Item 8. Financial Statements and Supplementary Data of this report:

2. Financial Statement Schedules:

The following consolidated financial statement schedule of Hampshire Group, Limited is included on page 56 of this report.

II — Valuation and Qualifying Accounts and Reserves

All schedules for which provision is made in the applicable accounting regulation of the SEC, but which are excluded from this report, are not required under the related instructions or are inapplicable, and therefore have been omitted.

3. Exhibits:

2.1 Agreement and Plan of Merger, dated as of February 23, 2009, by and among Hampshire Group, Limited, NAF Holdings II, LLC and NAF Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Company's Current Report (File No. 000-20201) on Form 8-K on February 24, 2009).

2.2 Amendment No. 1 to Agreement and Plan of Merger, by and among Hampshire Group, Limited, NAF Holdings II, LLC and NAF Acquisition Corp. (incorporated by reference to Exhibit (a)(13) to Amendment No. 6 to the Company's Schedule 14D-9 on April 20, 2009).

3.1 Restated Certificate of Incorporation of Hampshire Group, Limited (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

3.2 Certificate of Amendment and Restatement of the Certificate of Incorporation of Hampshire Group, Limited (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

3.3 Amended and Restated By-Laws of Hampshire Group, Limited (incorporated by reference to Exhibit 3.2 to the Company's Current Report (File No. 000-20201) on Form 8-K on August 15, 2008).

3.4 Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 15, 2008).

4.1 Registration statement on Form S-8 filed by Hampshire Group, Limited to register 880,000 shares of the Company's common stock, par value $0.10 per share, which may be issued under the Company's 2009 Stock Incentive Plan (incorporated by reference to the Current Report (File No. 000-20201) on Form S-8 on November 4, 2009).

4.2	Rights Agreement, dated as of August 13, 2008, between Hampshire Group, Limited and Mellon Investor Services LLC, as Rights Agent. (incorporated by reference to Exhibit 3.1 to the Company's Current Report (File No. 000-20201) on Form 8-K on August 15, 2008).
4.3	First Amendment to Rights Agreement, dated as of February 23, 2009, by and between Hampshire Group, Limited and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K on February 24, 2009).
10.1*	Form of Hampshire Group, Limited and Subsidiaries 401(k) Retirement Savings Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).
10.2*	Form of Hampshire Group, Limited Stock Option Plan Amended and Restated effective June 7, 1995 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).
10.3*	Form of Hampshire Group, Limited and Affiliates Common Stock Purchase Plan for Directors and Executives Amended June 7, 1995 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).
10.4*	Form of Hampshire Group, Limited Management Incentive Bonus Plan (incorporated by reference to Appendix A to the Company's Proxy Statement filed October 21, 2002).
10.5*	Employment Agreement, dated as of July 1, 2005, by and between Hampshire Group, Limited and Michael Culang (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on June 29, 2006).
10.6*	Employment Agreement, dated April 3, 2007, by and between Jonathan Norwood and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 3, 2007).
10.7*	Employment Agreement, dated April 3, 2007, by and between Heath Golden and Hampshire Group, Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 3, 2007).
10.8*	Indemnification Agreement, dated as of August 21, 2006, by and between Jonathan Norwood and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 24, 2006).
10.9*	Letter Agreement, dated August 21, 2006, by and between Jonathan Norwood and Hampshire Group, Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 24, 2006).
10.10*	Letter Agreement, dated October 8, 2007, by and between Michael Culang and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on October 8, 2007).
10.11*	Indemnification Agreement, dated as of September 11, 2006, by and between Michael Culang and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on September 12, 2006).
10.12*	Indemnification Agreement, dated as of September 11, 2006, by and between Heath L. Golden and Hampshire Group, Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on September 12, 2006).
10.13*	Indemnification Agreement, dated as of September 11, 2006, by and between Maura McNerney and Hampshire Group, Limited (incorporated by reference to Exhibit 10.3 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on September 12, 2006).

10.14* Form of Hampshire Group, Limited Stock Option Plan amended and restated effective February 8, 2000 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report (File No. 000-20201) on Form 10-Q filed on August 8, 2005).

10.15^ Credit Agreement among HSBC Bank USA as agent, the Banks named therein and Hampshire Group, Limited, dated August 15, 2003.

10.16 Amendment No. 1 to Credit Agreement among HSBC Bank USA as agent, the Banks named therein and Hampshire Group, Limited, dated December 29, 2004 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

10.17 Amendment No. 2 to Credit Agreement among HSBC Bank USA as agent, the Banks named therein and Hampshire Group, Limited, dated November 10, 2005 (incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report (File No. 000-20201) on Form 10-K filed on March 13, 2006).

10.18 Amendment No. 3 and Waiver, dated as of August 8, 2006, to that certain Credit Agreement and Guaranty, dated as of August 15, 2003 and amended December 29, 2004 and November 10, 2005, by and among the Company, the Guarantors party thereto, HSBC Bank USA, National Association, as Agent for the Banks, and the Banks named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 9, 2006).

10.19 Waiver to Credit Agreement, dated as of October 13, 2006, pursuant to that certain Credit Agreement and Guaranty, dated as of August 15, 2003 and amended as of December 29, 2004, November 10, 2005 and August 8, 2006, by and among the Company, the Guarantors party thereto, HSBC Bank USA, National Association, as Agent for the Banks, and the Banks named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on October 16, 2006).

10.20 Amendment No. 4 and Waiver, dated as of December 29, 2006, to that certain Credit Agreement and Guaranty, dated as of August 15, 2003 and amended as of December 29, 2004, November 10, 2005, August 8, 2006 and October 13, 2006, by and among the Company, the Guarantors party thereto, HSBC Bank USA, National Association, as Agent for the Banks, and the Banks named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on December 29, 2006).

10.21 Amendment No. 5 and Waiver, dated as of March 30, 2007, to that certain Credit Agreement and Guaranty, dated as of August 15, 2003 and amended as of December 29, 2004, November 10, 2005, August 8, 2006, October 13, 2006, and December 29, 2006, by and among the Company, the Guarantors party thereto, HSBC Bank USA, National Association, as Agent for the Banks, and the Banks named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 2, 2007).

10.22 Amendment No. 6 and Waiver, dated as of July 11, 2007, to that certain Credit Agreement and Guaranty, dated as of August 15, 2003 and amended as of December 29, 2004, November 10, 2005, August 8, 2006, October 13, 2006, December 29, 2006, and March 30, 2007 by and among the Company, the Guarantors party thereto, HSBC Bank USA, National Association, as Agent for the Banks, and the Banks named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on July 13, 2007).

10.23 Waiver, dated as of July 25, 2007, to that certain Credit Agreement and Guaranty, dated as of August 14, 2003 and amended as of December 29, 2004, November 10, 2005, August 8, 2006, October 13, 2006, December 29, 2006, March 30, 2007 and July 11, 2007 by and among the Company, the Guarantors party thereto, HSBC Bank USA, National Association, as Agent for the Banks, and the Banks named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on July 27, 2007).

10.24 Waiver, dated as of August 31, 2007, to that certain Credit Agreement and Guaranty, dated as of August 15, 2003 and amended as of December 29, 2004, November 10, 2005, August 8, 2006, October 13, 2006, December 29, 2006, March 30, 2007, July 11, 2007, and July 25, 2007 by and among the Company, the Guarantors party thereto, HSBC Bank USA, National Association, as Agent for the Banks, and the Banks named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 31, 2007).

10.25 Amendment No.8 and Waiver, dated as of December 13, 2007, to that certain Credit Agreement and Guaranty, dated as of August 15, 2003 and amended as of December 29, 2004, November 10, 2005, August 8, 2006, October 13, 2006, December 29, 2006, March 30, 2007, July 11, 2007, July 25, 2007 and August 31, 2007 by and among the Company, the Guarantors party thereto, HSBC Bank USA, National Association, as Agent for the Banks and the Banks named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on December 13, 2007).

10.26 Lease Agreement between CHARNEY-FPG 114 41ST STREET, LLC and Hampshire Group, Limited, dated as of July 11, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on July 13, 2007).

10.27 Lease Agreement between CK Holdings LLC and Hampshire Designers, Inc., dated as of March 20, 2006 (incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report (File No. 000-20201) on Form 10-K filed on March 13, 2006).10.31 Asset Purchase Agreement dated October 8, 2003 by and between Hampshire Investments, Limited and K Holdings, LLC (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

10.28* Change in Control Agreement, dated as of March 28, 2007, by and between Michael Culang and Hampshire Group, Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 2, 2007.)

10.29* Indemnification Agreement, dated as of January 4, 2007, by and between Joel Goldberg and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on January 5, 2007.)

10.30* Indemnification Agreement, dated as of January 4, 2007, by and between Michael C. Jackson and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on January 5, 2007).

10.31* Indemnification Agreement, dated as of January 4, 2007, by and between Harvey L. Sperry and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on January 5, 2007).

10.32* Indemnification Agreement, dated as of January 4, 2007, by and between Irwin W. Winter and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on January 5, 2007).

10.33^ Credit Agreement among HSBC Bank USA as agent, the Banks named therein and Hampshire Group, Limited, dated February 15, 2008.

10.34* Hampshire Group, Limited Long-Term Bonus Plan, dated February 28, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on March 4, 2008).

10.35^ Amended and Restated Credit Agreement and Guaranty, dated as of February 15, 2008, among Hampshire Group, Limited, Hampshire Designers, Inc., Item-Eyes, Inc., SB Corporation, and Shane Hunter, Inc.; HSBC Bank USA, National Association ("HSBC"), JPMorgan Chase Bank, N.A., Israel Discount Bank of New York, Wachovia Bank, National Association, Bank Leumi USA and Sovereign Bank, as Banks; and HSBC, as Letter of Credit Issuing Bank and as Agent for the Banks.

10.36 Amendment No. 1, dated as of April 15, 2008, to that certain Amended and Restated Credit Agreement and Guaranty, dated as of February 15, 2008, by and among Hampshire Group, Limited, Hampshire Designers, Inc., Item-Eyes, Inc., SB Corporation, and Shane Hunter, Inc.; HSBC Bank USA, National Association ("HSBC"), JPMorgan Chase Bank, N.A., Israel Discount Bank of New York, Wachovia Bank, National Association, Bank Leumi USA and Sovereign Bank, as Banks; and HSBC, as Letter of Credit Issuing Bank and as Agent for the Banks (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 22, 2008).

10.37 Amendment No. 2 to Amended and Restated Credit Agreement and Guaranty, dated as of August 4, 2008, by and among Hampshire Group, Limited, Hampshire Designers, Inc., Item-Eyes, Inc., Shane Hunter, Inc. SB Corporation, the Banks party thereto and HSBC Bank USA, National Association, as Agent for the Banks (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 5, 2008).

10.38^ Second Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2009, by and among Hampshire Group, Limited, Hampshire Designers, Inc., and Item-Eyes, Inc.; HSBC Bank USA, National Association ("HSBC"), JPMorgan Chase Bank, N.A., Wachovia Bank, National Association, Bank Leumi USA and Sovereign Bank, as Banks; and HSBC, as Letter of Credit Issuing Bank and as Agent for the Banks.

10.39^ Amendment No. 1, dated as of May 7, 2010, to that certain Second Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2009, by and among Hampshire Group, Limited, Hampshire Designers, Inc., and Item-Eyes, Inc.; HSBC Bank USA, National Association ("HSBC"), JPMorgan Chase Bank, N.A., Wachovia Bank, National Association, Bank Leumi USA and Sovereign Bank, as Banks; and HSBC, as Letter of Credit Issuing Bank and as Agent for the Banks.

10.40^+ Credit Agreement, dated as of October 28, 2010, by and among Hampshire Group, Limited, Hampshire Designers, Inc., Item-Eyes, Inc., and Scott James, LLC and Wells Fargo Capital Finance, LLC, as agent and lender.

10.41 Asset Purchase Agreement, dated as of April 15, 2008, by and among Hampshire Group, Limited "Company"), Shane Hunter, Inc., and Shane Hunter, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 22, 2008).

10.42* Indemnification Agreement, dated as of April 29, 2008, by and between Richard A. Mandell and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on May 5, 2008).

10.43* Indemnification Agreement, dated as of April 29, 2008, by and between Herbert Elish and Hampshire Group, Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on May 5, 2008).

10.44*^ Employment Agreement by and between Hampshire Group, Limited and Michael S. Culang, dated July 30, 2008.

10.45 Stock Purchase and Settlement Agreement and Mutual Releases, dated as of August 4, 2008, by and among Ludwig Kuttner, Beatrice Ost-Kuttner, Fabian Kuttner, K Holdings LLC and Hampshire Group, Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on August 5, 2008).

10.46* Letter Agreement with Richard A. Mandell dated as of April 15, 2009. (incorporated by reference to Exhibit 99.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on April 21, 2009).

10.47* Hampshire Group, Limited Hampshire Group, Limited 2009 Stock Incentive Plan, dated October 21, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on October 27, 2009).

10.48*^+Hampshire Group, Limited Hampshire Group, Limited 2010 Cash Incentive Bonus Plan, dated October 21, 2009.

10.49 Letter Agreement, dated December 2, 2009, among Hampshire Group, Limited, Peter H. Woodward and MHW Capital Management (incorporated by reference to Exhibit 10.1 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on December 7, 2009).

10.50 Indemnification Agreement, dated December 2, 2009, between Hampshire Group, Limited and Peter H. Woodward (incorporated by reference to Exhibit 10.2 to the Company's Current Report (File No. 000-20201) on Form 8-K filed on December 7, 2009).

11.0 Hampshire Group, Limited Consolidated Earnings Per Share Computations (incorporated by reference to Note 15 to the consolidated financial statements included in Part II, Item 8. Financial Statements and Supplementary Data of this report).

14.1 Code of Ethics and Business Conduct (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

14.2 Complaint Procedures for Accounting and Audit Matters (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-20201) on March 15, 2005).

21.1 Subsidiaries of the Company

23.1 Consent of BDO USA, LLP

31.1 Certification of Interim Chief Executive Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

32.1 Certification of Interim Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Company compensatory plan or management contract.
^ Filed concurrently in accordance with the Company's correspondence to the SEC dated December 1, 2010.
+ Portions of this exhibit have been omitted and filed separately with the SEC. Confidential treatment has been requested for the omitted portions of the exhibit.

Schedule II
Hampshire Group, Limited

(a) Allowance for Doubtful Accounts, Allowance for Returns, Discounts, and Adjustments, Allowance for Inventory Reserves, and Deferred Tax Valuation Allowances.

(In thousands)	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts (Acquisitions)	Deductions	Balance at End of Year
Allowance for doubtful accounts:					
Year ended December 31, 2009	$ 1,036	$ 178	$ —	$ (60)	$ 1,154
Year ended December 31, 2010	$ 1,154	$ —	$ —	$ (971)	$ 183
Allowance for returns, discounts, and adjustments:					
Year ended December 31, 2009	$ 22,025	$ 38,566	$ (11)	$ (39,951)	$ 20,629
Year ended December 31, 2010	$ 20,629	$ 29,289	$ —	$ (32,490)	$ 17,428
Inventory reserves:					
Year ended December 31, 2009	$ 2,261	$ 927	$ —	$ (2,948)	$ 240
Year ended December 31, 2010	$ 240	$ 293	$ —	$ (108)	$ 425
Deferred tax valuation allowances:					
Year ended December 31, 2009	$ 20,595	$ —	$ —	$ (1,748)	$ 18,847
Year ended December 31, 2010	$ 18,847	$ 3,774	$ 81	$ —	$ 22,702

(b) None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hampshire Group, Limited

Date: March 18, 2011

By: /s/ Heath L. Golden
Heath L. Golden
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities indicated on March 18, 2011.

Signature	Title
/s/ Richard A. Mandell Richard A. Mandell	Chairman of the Board
/s/ Heath L. Golden Heath L. Golden	President and Chief Executive Officer (principal executive officer)
/s/ Jonathan W. Norwood Jonathan W. Norwood	Vice President, Chief Financial Officer, and Treasurer (principal financial officer and principal accounting officer)
/s/ Robert C. Siegel Robert C. Siegel	Director
/s/ Janice E. Page Janice E. Page	Director
/s/ Herbert Elish Herbert Elish	Director
/s/ Peter H. Woodward Peter H. Woodward	Director

EXHIBIT INDEX

21.1 Subsidiaries of the Company

23.1 Consent of BDO USA, LLP

31.1 Certification of Interim Chief Executive Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Interim Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(This page intentionally left blank.)

EXHIBIT 21.1

LIST OF SUBSIDIARIES AND THEIR COUNTRY OR STATE OF INCORPORATION/ORGANIZATION

Name of Subsidiary	State/Country of Incorporation or Organization	Percentage of Voting Securities Owned by Immediate Parent
Hampshire Designers Inc.	Delaware	100%
Keynote Services, Limited	Hong Kong	100%
Scott James, LLC	Delaware	100%
Item-Eyes, Inc.	Delaware	100%
SB Corporation	Delaware	100%
Hampshire Sub, Inc. (formerly Shane Hunter, Inc.)	Delaware	100%
Marisa Christina, Inc.	Delaware	100%
Marisa Christina Apparel, Inc.	Delaware	100%
C.M. Marisa Christina (H. K.), Limited	Hong Kong	100%

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Hampshire Group, Limited
New York, New York

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 33-86312) and Form S-8 (No. 333-53750 and No. 333-162875) of Hampshire Group, Limited and Subsidiaries of our report dated March 18, 2011, relating to the consolidated financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ BDO USA, LLP
BDO USA, LLP

Charlotte, North Carolina
March 18, 2011

EXHIBIT 31.1

Certification of Chief Executive Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Heath L. Golden, certify that:

1. I have reviewed this annual report on Form 10-K of Hampshire Group, Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2011

/s/ Heath L. Golden
Heath L. Golden
President and Chief Executive Officer
Hampshire Group, Limited

EXHIBIT 31.2

Certification of Chief Financial Officer pursuant to Item 601(b) (31) of Regulations S-K as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jonathan W. Norwood, certify that:

1. I have reviewed this annual report on Form 10-K of Hampshire Group, Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2011

/s/ Jonathan W. Norwood
Jonathan W. Norwood
Vice President, Chief Financial Officer, and Treasurer
Hampshire Group, Limited

EXHIBIT 32.1

**STATEMENT OF CHIEF EXECUTIVE OFFICER
OF HAMPSHIRE GROUP LIMITED
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hampshire Group, Limited (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Heath L. Golden, Chief Executive Officer of the Company, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Heath L. Golden
Heath L. Golden
President and Chief Executive Officer
Hampshire Group, Limited
March 18, 2011

EXHIBIT 32.2

**STATEMENT OF CHIEF FINANCIAL OFFICER
OF HAMPSHIRE GROUP, LIMITED.
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hampshire Group, Limited (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Jonathan W. Norwood, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jonathan W. Norwood
Jonathan W. Norwood
Vice President, Chief Financial Officer, and Treasurer
Hampshire Group, Limited
March 18, 2011

Sales, Design and Showrooms
114 West 41st Street
New York, New York 10036
(212) 840-5666

Administrative Office
1924 Pearman Dairy Road
Anderson, South Carolina 29625
(864) 231-1200

Sourcing Office
Keynote Services Limited
Rooms 1001/1006
10th Floor
Stars Crest Office Tower
Changping Main Road
Changping Town
Dongguan, Guangdong, China
(86-769) 8375 8082



Hampshire Group Companies

Rio Garment

Hampshire Brands

scott james™

HAMPSHIRE GROUP

September 26, 2011

Dear Fellow Stockholder,

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of Hampshire Group, Limited to be held at 11:00 a.m. Eastern Daylight Time on Monday, October 17, 2011 at Wells Fargo, 12 East 49th Street, New York, New York 10017. The attached Notice of Annual Meeting and Proxy Statement describes the business we will conduct at the Annual Meeting and provides information about us that you should consider when you vote your shares. Your Board of Directors and senior management look forward to greeting you at the meeting.

At the annual meeting, you will be asked to approve the following proposals:

- To elect seven directors, constituting the whole Board of Directors, until the next annual meeting;
- To ratify the appointment of BDO USA, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011;
- To amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock from 10,000,000 to 13,333,333;
- To amend the Company's Certificate of Incorporation to remove the ability of shareholders to act by written consent; and
- To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These proposals are important, and we urge you to vote in favor of them.

It is important that your shares are represented and voted at the Annual Meeting. For those of you who are street-name stockholders, you will need to cast your vote and communicate your voting decisions to your broker, bank or other financial institution no later than October 12, 2011.

To ensure that you as a street-name stockholder are able to participate in our upcoming Annual Meeting, please review our proxy materials and follow the instructions for voting your shares on the voting instruction form that you will be receiving from Broadridge Financial Solutions, Inc.

Voting your shares is important, among other things, to ensure that we get the minimum quorum required for the Annual Meeting. Your affirmative participation in the voting process also helps us avoid the need and the added expense of having to contact you to solicit your vote and helps us avoid the need of having to reschedule our Annual Meeting. We hope that you will exercise your legal rights and fully participate as a stockholder in our future.

It is important that as many stockholders as possible be represented at the Annual Meeting, so please review the attached Proxy Statement promptly and vote your shares as soon as possible by following the instructions for voting in the attached Proxy Statement. Also, if you hold shares through a bank, brokerage firm or other nominee, please follow the instructions on the voting instruction forms that they furnish to you, and vote your shares.

If you are a shareholder of record, a form of personal photo identification must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a broker, bank or other holder of record, you must bring a legal proxy from the broker, a brokerage statement or other proof of ownership with you to the Meeting as well as a form of personal photo identification. For further details, please see the response to the question "*Do I need a ticket to attend the Annual Meeting?*" under "*GENERAL INFORMATION ABOUT THE ANNUAL MEETING.*"

The close of business on September 22, 2011 is the record date for our Annual Meeting. On or about September 26, 2011, we began mailing Proxy Materials to all of our stockholders of record as of the record date, and we have posted this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2010 on the Internet as described herein.

Sincerely,



Heath L. Golden
President, Chief Executive Officer and Secretary

HAMPSHIRE GROUP

September 26, 2011

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

TIME: 11:00 a.m. Eastern Daylight Time

DATE: October 17, 2011

PLACE: Wells Fargo, 12 East 49th Street, New York, New York 10017

PURPOSES:

1. To elect seven directors, constituting the whole Board of Directors, until the next Annual Meeting;
2. To ratify the appointment of BDO USA, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011;
3. To amend the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") to increase the number of authorized shares of Common Stock from 10,000,000 to 13,333,333;
4. To amend the Company's Certificate of Incorporation to remove the ability of shareholders to act by written consent; and
5. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponement thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice of Annual Meeting.

The Board of Directors has fixed the close of business on September 22, 2011 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting. We are mailing Proxy Materials commencing on or about September 26, 2011 to all stockholders of record as of the record date for the Annual Meeting.

Regardless of whether you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy card in case your plans change. Please vote today to ensure that your votes are counted.

If you hold our shares in street name, please follow the instructions set forth below in "*How Do I Vote?*" and vote your shares.

If you are a stockholder of record and attend the Annual Meeting in person, you will be able to vote your shares personally at the meeting if you so desire, even if you previously voted.

BY ORDER OF THE BOARD OF DIRECTORS



Heath L. Golden
Secretary, President and Chief Executive Officer

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TABLE OF CONTENTS

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HAMPSHIRE GROUP, LIMITED

114 W. 41st Street,
New York, New York 10036
(212) 840-5666

PROXY STATEMENT

2011 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON OCTOBER 17, 2011

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did I Receive this Proxy Statement?

You received this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote at the 2011 Annual Meeting of Stockholders and any adjournments of the meeting to be held at 11:00 a.m. Eastern Daylight Time on Monday, October 17, 2011 at Wells Fargo, 12 East 49th Street, New York, New York 10017. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on October 17, 2011. The Proxy Statement and Annual Report to security holders are also available at *http://bnymellon.mobular.net/bnymellon/hamp.pk*

Directions to the Annual Meeting are available at our web site, *www.hamp.com* by clicking on the "Corporate Governance" tab and then selecting "Directions to the Annual Meeting" from the list of documents on the web page.

On September 26, 2011 we began sending this proxy statement, the attached Notice of Annual Meeting and the enclosed proxy card to all stockholders entitled to vote at the meeting. Although not part of this proxy statement, we are also sending along with this proxy statement our 2011 annual report, which includes our financial statements for the fiscal year ended December 31, 2010.

Do I Need a Ticket to Attend the Annual Meeting?

No, but shareholders must present proof of ownership and also must present a form of personal photo identification in order to be admitted to the Annual Meeting. If you are a shareholder of record, your name will be on the date of record (September 22, 2011) list. If your shares are held in the name of a broker, bank or other holder of record and you plan to attend the Annual Meeting, you must present proof of your ownership of Hampshire Group, Limited Common Stock, such as a legal proxy from your broker or a bank or brokerage account statement, to be admitted to the Annual Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

Who Can Vote?

Only stockholders who owned our Common Stock at the close of business on September 22, 2011 are entitled to vote at the annual meeting. On this record date, there were 7,126,987 shares of our Common Stock outstanding and entitled to vote. Common Stock is our only class of voting stock.

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. For instructions on how to change or revoke your proxy, see "*May I Change or Revoke My Proxy?*" below.

How Many Votes Do I Have?

Each share of Hampshire Group, Limited Common Stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. If you vote by proxy, the individuals named on the proxy card, or your "proxies," will vote your shares in the manner you indicate. Heath L. Golden, our President, Chief Executive Officer and Secretary and Maura M. Langley, our Vice President and Chief Financial Officer have been designated as proxies for the Annual Meeting. You may specify whether your shares should be voted for all, some or none of the nominees for director or withheld from all or any one of the nominees for director and whether your shares should be voted for, against or abstain with respect to each of the other proposals. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, BNY Mellon Shareowner Services, or you have stock certificates registered in your name, you may vote:

- **By mail.** Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.
- **In person at the meeting.** If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in "street name" (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other holder of record with instructions on how to vote your shares and can do so as follows:

- **By mail.** You will receive instructions from your broker or other nominee explaining how to vote your shares.
- **By Internet or by telephone.** Follow the instructions from your broker or other nominee explaining how to vote your shares by Internet or by Telephone.
- **In person at the meeting.** Contact the broker or other nominee who holds your shares to obtain a broker's proxy card and bring it with you to the annual meeting. You will not be able to vote at the annual meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

- "**FOR**" the election of the nominees for director;
- "**FOR**" ratification of the appointment of our independent registered public accounting firm for our fiscal year ending December 31, 2011.
- "**FOR**" the increase in authorized shares of Common Stock from 10,000,000 to 13,333,333;
- "**FOR**" the removal of the ability of shareholders to act by written consent.

If any other matter is presented at the annual meeting, your proxy provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those described in this proxy statement.

May I Change or Revoke My Proxy?

If you give us your proxy, you may change or revoke it at any time before the meeting. You may change or revoke your proxy in any one of the following ways:

- by signing a new proxy card with a date later than your previously delivered proxy and submitting it as instructed above;
- by notifying Hampshire Group, Limited's Secretary in writing before the annual meeting that you have revoked your proxy; or

- by attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

Your most current proxy card vote is the one that is counted.

What if I Receive More Than One Proxy Card?

You may receive more than one proxy card or voting instruction form if you hold shares of our Common Stock in more than one account, which may be in registered form or held in street name. Please vote in the manner described under "How Do I Vote?" for each account to ensure that all of your shares are voted.

Will My Shares be Voted if I Do Not Vote?

If your shares are registered in your name, they will not be voted if you do not return your proxy card by mail or vote as described above under *"How Do I Vote?"* If your shares are held in street name and you do not provide voting instructions to the bank, broker or other holder of record that holds your shares as described above under *"How Do I Vote?,"* the bank, broker or other holder of record has the authority to vote your unvoted shares on Proposal 2 even if it does not receive instructions from you. We encourage you to provide voting instructions. This ensures your shares will be voted at the meeting in the manner you desire. If your broker cannot vote your shares on a particular matter because it has not received instructions from you and does not have discretionary voting authority on that matter or because your broker chooses not to vote on a matter for which it does have discretionary voting authority, this is referred to as a "broker non-vote".

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors

The nominees for director are elected by a plurality of the votes cast in the election. You may vote either FOR all of the nominees, WITHHOLD your vote for all of the nominees or vote FOR or WITHHOLD your vote for any one or more of the nominees. Under applicable Delaware law, votes that are withheld will not be included in the vote tally for the election of directors. In addition, abstentions will have no effect on the outcome of this vote. Brokerage firms do not have authority to vote customers' unvoted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a customer will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote. Certain shareholders of the Company, pursuant to a voting agreement, will be obligated to vote in favor of this proposal upon the request of the Company. For more information regarding this arrangement, please see the below section, entitled *"CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS — Voting Agreement."*

Proposal 2: Ratify Appointment of Our Independent Registered Public Accounting Firm

The affirmative vote of a majority of the shares cast affirmatively or negatively for this proposal is required to ratify the selection of our independent registered public accounting firm. Abstentions will have no effect on the results of this vote. Brokerage firms have authority to vote customers' unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent registered public accounting firm. However, if our stockholders do not ratify the selection of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011, the Audit Committee of our Board of Directors may reconsider its selection.

Proposal 3: Amendment to Certificate of Incorporation to Increase Authorized Shares of Common Stock from 10,000,000 to 13,333,333

The affirmative vote of a majority of the aggregate voting power of the shares of the Company's stock, outstanding as of the record date, and a majority of the outstanding stock of each class of stock entitled to vote on such an amendment as of the record date, is required to amend the Company's Certificate of Incorporation to increase the authorized shares of the Company's Common Stock. Brokerage firms do not have authority to vote customers' unvoted shares held by the firms in street name on this proposal. As a result, any shares not voted by a customer will be treated as a broker non-vote. Such shares that are not voted, as well as any vote to ABSTAIN will have the effect of a vote AGAINST this proposal. Certain shareholders of the Company, pursuant to a voting agreement, will be obligated to vote in favor of this proposal upon the request of the Company. For more information regarding this arrangement, please see the below section, entitled "*CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS — Voting Agreement.*"

Proposal 4: Amendment to Certificate of Incorporation to Remove Ability of Shareholders to Act by Written Consent

The affirmative vote of a majority of the aggregate voting power of the shares of the Company's stock, outstanding as of the record date, and a majority of the outstanding stock of each class of stock entitled to vote on such an amendment as of the record date, is required to amend the Certificate of Incorporation to remove the ability of the shareholders to act by written consent. Brokerage firms do not have authority to vote customers' unvoted shares held by the firms in street name on this proposal. As a result, any shares not voted by a customer will be treated as a broker non-vote. Such shares that are not voted, as well as any vote to ABSTAIN will have the effect of a vote AGAINST this proposal. If this proposal is approved, the Board of Directors will, immediately after the receipt of such approval, amend the By-Laws of the Company accordingly to remove the ability of the shareholders to act by written consent. Certain shareholders of the Company, pursuant to a voting agreement, will be obligated to vote in favor of this proposal upon the request of the Company. For more information regarding this arrangement, please see the below section, entitled "*CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS — Voting Agreement.*"

What is the Effect of Not Casting Your Vote?

If you hold your shares in street name it is critical that you cast your vote if you want your vote to be counted with respect to the election of directors in Proposal 1 of this Proxy Statement, the proposed amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock in Proposal 3 of this Proxy Statement and the proposed amendment to the Certificate of Incorporation to remove the ability of shareholders to act by written consent in Proposal 4 of the Proxy Statement. In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted with respect to certain matters, your bank, broker or other holder of record was allowed to vote those shares on your behalf in the election of directors and such other matters as it felt appropriate.

Recent changes in regulation were made to take away the ability of your bank, broker or other record holder to vote your uninstructed shares in the election of directors, as well as other non-routine matters, on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank, broker or other holder of record how to vote in the election of directors, no votes will be cast with respect to Proposals 1, 3 or 4 on your behalf. Your bank, broker or other holder of record will, however, continue to have discretion to vote any uninstructed shares with respect to Proposal 2 of this Proxy Statement. If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

Is Voting Confidential?

We will keep all the proxies, ballots and voting tabulations private. We only let our Inspectors of Election, BNY Mellon Shareowner Services, examine these documents. Management will not know how you voted on a specific proposal unless it is necessary to meet legal requirements. We will, however, forward to management any written comments you make, on the proxy card or elsewhere.

What are the Costs of Soliciting these Proxies?

We will pay all of the costs of soliciting these proxies. Our directors and employees may solicit proxies in person or by telephone, fax or email. We will pay these employees and directors no additional compensation for these services. We will ask banks, brokers and other institutions, nominees and fiduciaries to forward these proxy materials to their principals and to obtain authority to execute proxies. We will then reimburse them for their expenses.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of our Common Stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

Attending the Annual Meeting

The annual meeting will be held at 11:00 a.m. Eastern Daylight Time on October 17, 2011 at Wells Fargo, 12 East 49th Street, New York, New York 10017. When you arrive, after being cleared through security, you will be directed to the appropriate meeting room.

Householding of Annual Disclosure Documents

In December 2000, the Securities and Exchange Commission ("SEC") adopted a rule concerning the delivery of annual disclosure documents. The rule allows us or your broker to send a single set of our annual report and proxy statement to any household at which two or more of our stockholders reside, if we or your broker believe that the stockholders are members of the same family. This practice, referred to as "householding," benefits both you and us. It reduces the volume of duplicate information received at your household and helps to reduce our expenses. The rule applies to our annual reports, proxy statements and information statements. Once you receive notice from your broker or from us that communications to your address will be "householded," the practice will continue until you are otherwise notified or until you revoke your consent to the practice. Each stockholder will continue to receive a separate proxy card and/or voting instruction card.

If your household received a single set of disclosure documents this year, but you would prefer to receive your own copy, please contact our transfer agent, BNY Mellon Shareowner Services, by calling their toll-free number, 1-877-295-8650.

If you do not wish to participate in "householding" and would like to receive your own set of Hampshire Group, Limited's annual disclosure documents in future years, follow the instructions described below. Conversely, if you share an address with another Hampshire Group, Limited stockholder and together both of you would like to receive only a single set of our annual disclosure documents, follow these instructions:

- If your Hampshire Group, Limited shares are registered in your own name, please contact our transfer agent, BNY Mellon Shareowner Services, and inform them of your request by calling them at 1-877-295-8650 or writing them at BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, New Jersey 07310.
- If a broker or other nominee holds your Hampshire Group, Limited shares, please contact the broker or other nominee directly and inform them of your request. Be sure to include your name, the name of your brokerage firm and your account number.

Electronic Delivery of Company Stockholder Communications

Most stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. You can choose this option and save the Company the cost of producing and mailing these documents by following the instructions provided on your proxy card or voter instruction form.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTORS

Stockholder Proposals for the 2012 Annual Meeting

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, certain stockholder proposals may be eligible for inclusion in our 2012 Proxy Statement and form of proxy. We expect that our 2012 annual meeting will occur on or about June 1, 2012. The date by which we must receive stockholder proposals to be considered for inclusion in the Proxy Statement and form of proxy for the 2012 Annual Meeting of Stockholders is December 15, 2011 or if the date of our 2012 Annual Meeting is changed by more than 30 days from June 1, 2012, a reasonable time before we begin to print and mail the proxy materials for the 2012 Annual Meeting.

Our By-Laws set forth certain procedures that stockholders must follow in order to properly nominate a person for election to the Board of Directors or to present any other business at an annual meeting of stockholders, other than proposals included in our Proxy Statement pursuant to Rule 14a-8. In addition to any other applicable requirements, to properly nominate a person for election to the Board of Directors or for a stockholder to properly bring other business before the 2012 Annual Meeting, a stockholder of record must give timely notice thereof in proper written form to our Corporate Secretary. To be timely, a stockholder's notice to the Corporate Secretary must be received at our principal office prior to March 3, 2012; provided that, if the 2012 Annual Meeting is called for a date that is not within 30 days before or after June 1, 2012, then the notice by the stockholder must be so received a reasonable time before we make available our Proxy Statement for the 2012 Annual Meeting. The notice also must contain specific information regarding the nomination or the other business proposed to be brought before the meeting, as set forth in our By-Laws. The By-Law provisions relating to advance notice of business to be transacted at annual meetings are contained in our By-Laws.

Stockholder Nominees to the Board

Apart from any proposals made pursuant to Rule 14a-8 as discussed above, our Nominating Committee will consider director nominees recommended by stockholders in accordance with the Nominating Committee's Charter. Recommendations should be submitted to our Corporate Secretary in writing at our offices in 114 West 41st Street, New York, New York 10036, along with additional required information about the nominee and the stockholder making the recommendation.

The Nominating Committee and the Board have also approved qualifications for nomination to the Board. In determining whether to recommend particular individuals to the Board, the Nominating Committee will consider, among other factors, a director's ethical character and a director's experience and diversity of background, as well as whether a director is independent under applicable listing standards and financially literate. The process by which the Nominating Committee identifies and evaluates nominees for director is the same regardless of whether the nominee is recommended by a stockholder or the Board.

When the Board or the Nominating Committee has identified the need to add a new Board member with specific qualifications or to fill a vacancy on the Board, the chairman of the Nominating Committee will initiate a search, seeking input from other directors and senior management and hiring a search firm, if necessary. The initial list of candidates that satisfy the specific criteria, if any, and otherwise qualify for membership on the Board will be identified by the Nominating Committee. At least one member of the Nominating Committee (generally the Chairman) and the Chief Executive Officer will interview each qualified candidate. Other directors will also interview the candidate if possible. Based on a satisfactory outcome of those reviews, the Nominating Committee will make its recommendation for approval of the candidate to the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning

(i) those persons known by our management to own beneficially more than 5% of our outstanding Common Stock,

(ii) our directors,

(iii) our Named Executive Officers, and

(iv) all of our current directors and executive officers as a group.

According to rules adopted by the SEC, a person is the "beneficial owner" of securities if he or she has or shares the power to vote them or to direct their investment or has the right to acquire such securities within 60 days through the exercise of an option, warrant or right, the conversion of a security or otherwise. Except as otherwise noted, the indicated owners have sole voting and investment power with respect to shares beneficially owned.

Such information is provided as of August 26, 2011. The percentage of ownership is based on 7,146,488 shares of Common Stock issued and outstanding as of August 26, 2011. Unless otherwise indicated, the address of each beneficial owner is 114 W. 41st Street, New York, New York 10036.

Stockholder	Shares[1]	Percent
Richard A. Mandell[2]	20,000	*
Robert C. Siegel[3]	20,000	*
Herbert Elish[2]	20,000	*
Peter H. Woodward[2]	80,128	1.1
Eric G. Prengel[4]	100,000	1.4
Heath L. Golden[5]	250,000	3.5
David L. Gren[6]	967,009	13.5
Benjamin C. Yogel[6]	967,009	13.5
Paul M. Buxbaum[6]	967,009	13.5
All directors and current executive officers as a group (9 persons)	1,457,137	20.4
Other Stockholders		
Invesco Investment Funds – 11 Greenway Plaza, Suite 2500, Houston, TX 77046[7]	1,087,224	15.2
Fidelity Low Price Stock Fund – 82 Devonshire Street, Boston, MA 02109[8]	920,000	12.9
Heartland Advisors, Inc. – 789 North Water Street, Milwaukee, WI 53202[9]	600,000	8.4
Norman H. Pessin – 366 Madison Avenue, 14th Floor, New York, NY 10017[10]	398,000	5.6

* – Represents beneficial ownership of less than 1% of our outstanding Common Stock.

(1) Attached to each share of Common Stock is a preferred share purchase right to acquire one-thousandth of a share of the Company's series A Junior Participating Preferred Stock, par value $0.01 per share, which preferred share purchase rights are not presently exercisable. A discussion of the preferred share purchase rights may be found in Note 8 to our consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(2) Includes 20,000 shares of Common Stock, held directly, granted under the Stock Plan, of which 1,000 shares were vested through March 31, 2011 and 19,000 shares remain subject to vesting and forfeiture in certain circumstances. See "*DIRECTOR COMPENSATION.*"

(3) Includes 20,000 shares of Common Stock, held directly, granted under the Stock Plan, of which 500 shares vested on March 31, 2011 and 19,500 shares are subject to vesting and forfeiture in certain circumstances. See "*DIRECTOR COMPENSATION.*"

(4) Includes 100,000 shares of Common Stock, held directly, granted under the Stock Plan, of which 2,500 shares vested on March 31, 2011 and 97,500 shares remain subject to vesting and forfeiture in certain circumstances. See "*EXECUTIVE OFFICER COMPENSATION.*"

(5) Includes 100,000 shares of Common Stock, held directly, granted under the Stock Plan, of which 5,000 shares were vested through March 31, 2011 and 95,000 remain subject to vesting and forfeiture in certain circumstances. An additional 150,000 shares of Common Stock were granted on August 25, 2011, all of which remain subject to vesting and forfeiture in certain circumstances. See "*EXECUTIVE OFFICER COMPENSATION.*"

(6) Aggregate total of 967,009 shares of Common Stock, held by BGY II, LLC, were received on August 25, 2011 in exchange for interest in Rio Garment S. de R.L., under the terms of the Agreement and Plan of Merger, dated as of June 13, 2011. Each of Mr. Buxbaum, Mr. Yogel (through YIH III, an affiliate of Mr. Yogel) and Mr. Gren owns interests in the BGY II, LLC. In addition, pursuant to the Merger Agreement, an additional 1,781,798 shares of Common Stock have been held back for issuance relating to post-closing adjustments and for potential indemnification claims in accordance with the merger agreement. See "*CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS.*"

(7) Based upon a Schedule 13D filed with the SEC on December 24, 2009 by Invesco Ltd. According to the Schedule 13D, sole voting and dispositive power for the shares belongs to Invesco Trimark Ltd.

(8) Based upon a Form N-CSR filed with the SEC on March 28, 2011, which stated 920,000 shares were held as of January 31, 2011. According to the Schedule 13G/A filed September 10, 2008, Edward C. Johnson III and FMR LLC, through their control of Fidelity Management & Research Company, each have sole power to dispose of the shares owned by FMR LLC Funds, which includes Fidelity Low Price Stock Fund, but do not have or share voting power with respect to the shares, which resides with the Funds' Board of Trustees.

(9) Based upon a Schedule 13G/A filed with the SEC on February 10, 2011 by Heartland Advisors, Inc. and William J. Nasgovitz. According to the Schedule 13G/A, each of Heartland Advisors, Inc. and William J. Nasgovitz were deemed to have or share sole voting and disposition power and therefore beneficially own 600,000 shares of Common Stock as of December 31, 2010.

(10) Based upon a Schedule 13D filed with the SEC on December 8, 2009 by Norman H. Pessin. According to the Schedule 13D, Norman H. Pessin possessed sole voting power with respect to 398,000 shares of Common Stock as of December 8, 2009.

ELECTION OF DIRECTORS

(Proposal 1)

At the Annual Meeting, the stockholders will elect the whole Board of Directors to serve until the 2012 Annual Meeting and until their successors are elected and qualified.

The Board of Directors, based upon the recommendation of the Nominating Committee, has designated as nominees for election the seven persons named below, five of whom currently serve as directors.

In nominating each of those individuals, the Nominating Committee and the Board considered, among other factors, a candidate's ethical character and a candidate's experience and diversity of background, as well as whether the candidate is independent and financially literate. In considering the re-nominations, the Nominating Committee and the Board also took into consideration the following additional factors relating to each director:

- Such director's experience with and contribution to the Board;
- The absence of any material change in such director's employment or responsibilities with any other organization;
- Such director's attendance at meetings of the Board and the Board committees on which such director serves and such director's participation in the activities of the Board and such committees;
- The absence of any relationships with the Company or another organization, or any other circumstances that have arisen, that might make it inappropriate for the director to continue serving on the Board; and
- The director's age and length of service on the Board. We have not adopted a retirement policy for directors.

The background and experience of each of the nominees for director that the Nominating Committee and the Board considered in evaluating each nominee is set forth opposite their respective names in "*Information Concerning Nominees*" below. See also "*Corporate Governance Matters*" below, which discloses additional information about the nominees. The Nominating Committee and the Board considered each nominee's overall business experience, contributions to Board activities during the preceding year, where appropriate, and independence in their evaluation of each nominee in conjunction with the factors discussed above, but did not otherwise give greater weight to any of the factors cited above compared with any of the others. The Board believes that each of the nominees for director is well qualified to serve, or continue to serve, as appropriate, as a director of the Company.

Shares of Common Stock properly voted at the Annual Meeting by any of the means discussed above will be voted FOR the election of the nominees named below unless you withhold your vote for any or all of the nominees in your voting instructions or your proxy. If any nominee becomes unavailable for any reason or if a vacancy should occur before the election (which events are not anticipated), the holders of such proxies may vote shares represented by a duly executed proxy in favor of such other person as they may determine.

The Board of Directors unanimously recommends that you vote
FOR
the nominees listed below.

Information Concerning Nominees

Set forth below are the names of the persons nominated as directors, their ages, their offices in the Company, if any, their principal occupations or employment for the past five years, the length of their tenure as directors and the names of other public companies in which such persons hold or have held directorships during the past five years.

Name	Age	Position(s) Held
Heath L. Golden	36	Chief Executive Officer and President; Director
Richard A. Mandell	69	Director
Herbert Elish	77	Director
Peter H. Woodward	38	Director and Chairman
Robert C. Siegel	74	Director
Paul M. Buxbaum	56	Director
Benjamin C. Yogel	33	Director

HEATH L. GOLDEN became President, Chief Executive Officer and a director of the Company on July 29, 2009. Mr. Golden joined the Company as Vice President of Business Development and Assistant Secretary in August 2005. In May 2006, he assumed the additional position of General Counsel and in June 2006 he also assumed the role of Vice President of Administration and Secretary. In April 2009, Mr. Golden became Executive Vice President and Chief Operating Officer of the Company. Prior to joining the Company, Mr. Golden was an attorney with Willkie Farr & Gallagher LLP from March 2003 through July 2005 and prior to that with Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. from April 2000 until March 2003. Mr. Golden began his career in the private practice of law in 1999.

We believe Mr. Golden's qualifications to sit on our Board include his experience in the apparel industry, his experience as an attorney in the private sector and his deep understanding of the Company and its operations derived from his experience in positions he has held with us, including President and Chief Executive Officer, Executive Vice President, Chief Operating Officer, General Counsel, Vice President of Administration, Secretary and Vice President of Business Development.

RICHARD A. MANDELL has served as a director since April 2008 and was elected Chairman by the Board in February 2010. Mr. Mandell also served as Chief Executive Officer and President from April 15, 2009 until July 29, 2009. Mr. Mandell served as the Chairman of the Board of Directors of Encore Capital Group from October 2004 until May 2007 and has served as a director of Encore since June 2001. He is currently a private investor and financial consultant. Mr. Mandell also served as a Director of Trian Acquisition I Corp. from January 2008 until January 2010, a Director of Deerfield Capital Corp. from June 2010 until April 2011, a Director of Smith & Wollensky Restaurant Group, Inc. from 2003 until January 2008 and a Director of Sbarro, Inc. from March 1986 until January 2007. Mr. Mandell was a Vice President — Private Investments of Clariden Asset Management (NY) Inc., a subsidiary of Clariden Bank, a private Swiss bank, from January 1996 until February 1998. From 1982 until June 1995, Mr. Mandell served as a Managing Director of Investment Banking of Prudential Securities Incorporated, an investment banking firm, where he was head of the Retail Trade Group. Mr. Mandell is a certified public accountant.

We believe Mr. Mandell's qualifications to sit on our Board include his valuable management and financial experience, including over 20 years of experience as an investment banker serving public and private companies, serving as a director, including chairman, for eight publicly held companies, and his experience as a certified public accountant. In addition to his knowledge of the Company as a Director, Mr. Mandell also has first-hand knowledge of the Company's operations as he served as Chief Executive Officer and President of the Company from April 2009 until July 2009.

HERBERT ELISH rejoined the Board of the Company in April 2008. Mr. Elish first served as a director from 1986 until 2000. Since March 2005, Mr. Elish has been the Chief Operating Officer of the College Board, a not-for-profit membership association whose programs and services include the SAT and Advanced Placement Program. Prior to March 2005, Mr. Elish was Executive Director of The Carnegie Library of Pittsburgh. Mr. Elish has previously served in a number of executive capacities in both the public and private sectors, including as the Chairman and CEO of Weirton Steel Company, Chairman of the Board of The Kerr Group and Director of Hauser, Inc.

We believe Mr. Elish's qualifications to sit on our Board include his knowledge of the Company from his prior service as a director of the Company and his experience in both commercial and not-for-profit enterprises as both a senior executive and director. Mr. Elish provides insight from his broad operational experience as a senior executive in both public and private companies and from the directorships he has held.

PETER H. WOODWARD joined the Board on December 2, 2009. Mr. Woodward has served as the General Partner of MHW Capital Management, LLC, an investment firm specializing in equity investments in public companies that are revitalizing their business plans, since he founded it in August 2005. From 1995 to August 2005, he was Managing Director of Regan Fund Management, LLC, an investment firm. Mr. Woodward is currently a director of SMF Energy Corp. and has previously served on the boards of directors of NewsEdge Corp., Zomax, Inc., and Innodata-Isogen Corp.

We believe Mr. Woodward's qualifications to sit on our Board include his knowledge of the Company from his prior service as a director of the Company and experience in investing in, monitoring and guiding public and private companies that are revitalizing their business plans. In addition, Mr. Woodward's governance experience as a director of several public companies provides insight to the Board.

ROBERT C. SIEGEL joined the Board on June 2, 2010. Mr. Siegel retired his position as Chief Executive Officer of Devanlay U.S. Inc., the licensee for Lacoste S.A. branded apparel in the U.S., on December 31, 2009. Mr. Siegel served in this position from 2002 until his retirement in December 2009. Mr. Siegel was Managing Director for Kurt Salmon Associates from January 2000 until he joined Lacoste S.A. From December 1993 to December 1998, Mr. Siegel served as Chairman of the Board, President and Chief Executive Officer of The Stride Rite Corporation. Previously, Mr. Siegel was with Levi Strauss & Co. from 1964 to 1993 and, among other positions, was President of the Dockers and Menswear divisions. Mr. Siegel was a director of The Bon Ton Stores from June 1998 until October 2006 and Skechers U.S.A. Inc., from January 1999 until June 2000. Mr. Siegel was also a director of McNaughton Apparel Group, Inc. from March 1999 until September 2003, Oshkosh B'gosh, Inc. from June 1998 until March 2005 and Kellwood Company from February 2007 until May 2008.

We believe Mr. Siegel's qualifications to sit on our Board include his knowledge of the Company from his prior service as a Director of the Company and experience gained as Chief Executive Officer of Devanlay U.S. Inc. and The Stride Rite Corporation, President of the Dockers and Menswear divisions of Levi Strauss & Co. and as a director of The Bon Ton Stores, Skechers U.S.A. Inc. and McNaughton Apparel Group, Inc. Mr. Siegel's brings over 40 years of industry experience and an understanding of corporate governance and related topics to the Board.

PAUL M. BUXBAUM joined the Board on August 25, 2011. Mr. Buxbaum is the Chairman and CEO of Buxbaum Group and has been a partner in Buxbaum Group and its related and successor companies for over 25 years. Mr. Buxbaum has served on the Board and\or as an officer of various public and private companies covering many facets of the retail industry. Such appointments included CEO of Global Health Sciences, chairman of the board of Ames Department Stores, board member of Herbalife International, Richman-Gordman "Half-Price" Stores, Lamont's Apparel, and Jay Jacobs. Mr. Buxbaum was the majority equity owner of Rio Garment and currently serves as Chief Executive Officer and a board member of Haggar Clothing Company.

We believe Mr. Buxbaum's qualifications to sit on our Board include his extensive experience in the retail and apparel industry. Mr. Buxbaum's knowledge of the industry coupled with the insight into corporate governance gained from many directorships and executive leadership roles will be a valuable resource to the Company and its shareholders

BENJAMIN C. YOGEL joined the Board on August 25, 2011. Mr. Yogel is a Managing Partner and founder of MRC Capital Group. Prior to that, Mr. Yogel spent three years as an investment professional with Liberty Partners, a middle market buyout group. Mr. Yogel has played an integral role as part of deal teams executing leveraged buyout transactions, portfolio company sales, strategic acquisitions for portfolio companies, leveraged recapitalizations, and going-private transactions. Mr. Yogel is currently a director of Buxbaum Jewelry Advisors, LLC and is an observer to the board of directors of Frontera Investment, Inc. Mr. Yogel graduated from the University of Pennsylvania with a BA in Economics and has an MBA from Columbia Business School.

We believe Mr. Yogel's qualifications to sit on our Board include his knowledge and experience as an equity investor and managing portfolio companies from a wide array of industries. Mr. Yogel's perspective in addition to his knowledge of finance and strategic acquisitions will provide insight to the Board for both short and long-term strategic decision making.

CORPORATE GOVERNANCE MATTERS

Responsibility and Oversight

Consistent with Delaware law, our business is managed by our officers under the direction and oversight of the Board of Directors. The Board of Directors is responsible for overseeing the risk management processes of the Company. In exercising its oversight responsibilities, as permitted by law, the Board receives and relies on reports and other information provided by management, reviews and approves matters that it is required or permitted by law or our certificate of incorporation or by-laws, each as amended, to approve and inquires into such other matters as it deems appropriate, including our business plans, prospects and performance, succession planning, risk management and other matters for which it has oversight responsibility.

As discussed below, the Board also maintains several standing committees with oversight responsibility for various Board functions.

Director Independence

Our Board of Directors has reviewed the materiality of any relationship that each of our directors has with Hampshire Group, Limited, either directly or indirectly. Based upon this review, our Board has determined that as of August 26, 2011, the following members of the Board are "independent directors" as defined under NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission: Mr. Elish, Mr. Siegel and Mr. Woodward. In addition, the Board had determined that Ms. Page was an "independent director" in accordance with such standards and rules and regulations. Ms. Page's resignation from the Board of Directors became effective on August 25, 2011.

Meeting Attendance

During the fiscal year ended December 31, 2010, the Board of Directors held 12 meetings and acted by written consent 3 times, and the various committees of the Board met a total of 6 times. No director attended fewer than 75% of the total number of meetings of the Board and of committees of the Board on which he or she served during fiscal year 2010.

Policy on Annual Meetings

We encourage, but do not require, all incumbent directors and director nominees to attend each annual meeting of our stockholders.

Board Leadership Structure

The Board has separated the position of Chairman from the position of Chief Executive Officer. As of the Company's 2011 annual shareholder meeting, Mr. Mandell will step down as Chairman of the Board of Directors and will be replaced by Mr. Woodward. Mr. Mandell will continue as a Director of the Company.

The Board believes that independent oversight of management is an important component of an effective board of directors and that the separation of the positions of Chairman and Chief Executive Officer is the most effective Board leadership structure for the Company at the present time. While the Board believes that the separation of the positions of Chairman and Chief Executive Officer is beneficial to the Company at the present time, the Board retains the authority to modify this structure in the event of, and to address, changing circumstances, and to advance the best interests of all stockholders, as the Board then considers appropriate.

Committees of the Board of Directors

The Board of Directors maintains an Audit Committee, a Compensation Committee and a Nominating Committee. The Board has determined that each of the members of these committees is an independent director, as described above. Each of these committees operates under a written charter that has been approved by the Board and is posted on our website, which can be viewed by going to *www.hamp.com* and clicking on the "Corporate Governance" tab and then selecting the appropriate charter from the list of documents on the web page.

Audit Committee.

Our Audit Committee met 6 times during fiscal year 2010. This committee currently consists of Mr. Woodward and Mr. Elish, and prior to her resignation, Ms. Page. Our Audit Committee has the authority to retain and terminate the services of our independent registered public accounting firm, reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits. The Audit Committee is also responsible for discussing the Corporation's major financial risk exposures with management and the monitoring steps management has taken to monitor and control such risks, including the Corporation's risk assessment and risk management policies. All members of the Audit Committee satisfy the current independence standards promulgated by the Securities and Exchange Commission and by The NASDAQ Stock Market LLC, as such standards apply specifically to members of audit committees. The Board has determined that Mr. Woodward is an "audit committee financial expert," as the Securities and Exchange Commission has defined that term in Item 407 of Regulation S-K. Please also see the report of the Audit Committee set forth elsewhere in this proxy statement.

A copy of the Audit Committee's written charter is publicly available on our website at *www.hamp.com.*

Compensation Committee

During fiscal year 2010, in lieu of Compensation Committee meetings, compensation matters were addressed by the Board of Directors.

Our Compensation Committee currently has three members: Mr. Elish (Chairman), Mr. Woodward and Mr. Siegel. Our Compensation Committee reviews, approves and makes recommendations regarding our compensation policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Board of Directors are carried out and that such policies, practices and procedures contribute to our success. Our Compensation Committee also administers our 2009 Stock Incentive Plan (the "Stock Plan") and our 2010 Cash Incentive Bonus Plan (the "Bonus Plan"). The Compensation Committee is responsible for the determination of the compensation of our Chief Executive Officer, and shall conduct its decision making process with respect to that issue without the Chief Executive Officer present. All members of the Compensation Committee qualify as independent under the definition promulgated by The NASDAQ Stock Market LLC.

The Compensation Committee of the Board of Directors oversees our compensation and equity programs generally; and is responsible for all decisions relating to the compensation of all our executive officers, including the named executive officers ("NEOs") discussed herein.

In developing our compensation programs, and generally in determining the compensation of the NEOs, the Compensation Committee has focused on two core beliefs:

- our success depends in large part on our ability to attract and retain executives with superior talent and the skills necessary to grow our business; and
- executive compensation should be designed to motivate the creation of value and reward executives for such value creation.

To this end, our compensation programs have been designed to compensate NEOs, fairly and competitively, primarily through a mix of: (i) base salary, which is reviewed on an annual basis, except to the extent otherwise provided for in an applicable employment agreement; (ii) annual bonuses, which are based on the achievement of the Company's performance objectives; and (iii) equity grants of restricted stock. In order to maintain flexibility in a changing business environment, in addition to annual bonuses, the Compensation Committee sometimes grants additional cash bonuses that relate to exceptional efforts or accomplishments other than pre-determined Company financial metrics. The NEOs also may participate in our employee benefit plans on the same basis as our other employees.

In determining the levels and mix of compensation, the Compensation Committee does not generally rely on formulaic guidelines but rather maintains a flexible compensation program that allows it to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to attain certain strategic and financial goals.

The primary objectives of our compensation programs are to:

- attract and retain executives with the skills and attributes that we need to promote the growth and success of our business;
- motivate our executives to achieve our annual and long-term strategic objectives of increasing stockholder value by increasing consolidated operating income and after-tax corporate profits;
- create an identity of interests between our executives and our stockholders by making executive bonuses dependent on the achievement of a pre-determined level of consolidated operating income; and
- encourage our executives to promote and conduct themselves in accordance with our values and Code of Ethics.

This necessarily requires that the Compensation Committee make reasoned subjective determinations about compensation levels. Subjective factors considered in compensation determinations include an executive's skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance, and whether the total compensation potential and structure is sufficient to ensure the retention of an executive when considering the compensation potential that may be available elsewhere. In addition, with respect to the NEOs other than our Chief Executive Officer, the Compensation Committee seeks the input and recommendation of the Chief Executive Officer. The Compensation Committee has engaged a compensation consultant on a limited basis from time to time. Subsequent to fiscal 2010, a compensation consultant provided advice to the Compensation Committee for executive pay and severance terms. No fees were paid to a compensation consultant during fiscal year 2010.

A copy of the Compensation Committee's written charter is publicly available on our website at *www.hamp.com.*

Nominating Committee

During fiscal year 2010, in lieu of Nominating Committee meetings, nominating matters were addressed by the Board of Directors.

Our Nominating Committee has three members, Mr. Woodward (Chairman), Mr. Elish and Mr. Siegel. This committee's role is to make recommendations to the full Board as to the size and composition of the Board and its committees, to evaluate and make recommendations as to potential candidates, and to evaluate current Board members' performance. All members of the Nominating Committee qualify as independent under the definition promulgated by The NASDAQ Stock Market LLC. The Nominating Committee may consider candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. For all potential candidates, the Nominating Committee may consider all factors it deems relevant, such as a candidate's personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the industry in which we operate, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need on the Board, and concern for the long-term interests of the stockholders. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes to nominate a candidate to be considered for election as a director or propose a candidate for consideration as a nominee by the Nominating Committee at the 2012 Annual Meeting of Stockholders using the procedures set forth in the Company's Bylaws, it must follow the procedures described in "*STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTORS.*"

A copy of the Nominating Committee's written charter is publicly available on the Company's website at *www.hamp.com.*

Code of Conduct and Ethics

We have adopted a code of conduct and ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and directors. The text of the code of conduct and ethics is posted on our website at *www.hamp.com* and is filed as an exhibit to our Annual Report on Form 10-K, and will be made available to stockholders without charge, upon request in writing to the Corporate Secretary at 114 W. 41st Street, New York, New York 10036. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct and ethics that apply to our directors and principal executive and financial officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver.

Stockholder Communications to the Board

Generally, stockholders who have questions or concerns should contact our Investor Relations department at (212) 840-5666. However, any stockholder who wishes to address questions regarding our business directly to the Board of Directors, or any individual director, should direct his or her questions in writing to the Chairman of the Board at 114 W. 41st Street, New York, New York 10036. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications. Items that are unrelated to the duties and responsibilities of the Board may be excluded, such as:

- junk mail and mass mailings,
- resumes and other forms of job inquiries,
- surveys, and
- solicitations or advertisements.

In addition, any material that is unduly hostile, threatening, or illegal in nature may be excluded, provided that any communication that is filtered out will be made available to any outside non-employee upon request.

DIRECTOR COMPENSATION

The following table sets forth a summary of our non-employee Directors' compensation in 2010:

Name	Fees Earned or Paid in Cash ($)	Non-Employee Stock Awards ($)[1]	Total ($)
Herbert Elish	60,000	—	60,000
Richard A. Mandell	76,850	—	76,850
Peter H. Woodward	62,913	—	62,913
Janice E. Page[2][3]	34,950	41,938	76,888
Robert C. Siegel[2]	34,950	41,938	76,888
Harvey L. Sperry	33,150	—	33,150
Irwin W. Winter	32,500	—	32,500

(1) These amounts represent the grant date fair value of stock awards granted to each director in the year ended December 31, 2010 computed in accordance with Financial Accounting Standards Board Accounting Standard Codification® Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 1 and Note 12 to our consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(2) Stock award of 20,000 shares based on the $5.50 per share fair market value on June 11, 2010, when the stock compensation was granted, all of which remain outstanding at December 31, 2010. At the highest level of performance, the fair market value of the stock award is $110,000.

(3) Ms. Page's resignation from the Board of Directors became effective on August 25, 2011.

NARRATIVE TO DIRECTOR COMPENSATION TABLE

During 2010, annualized director fees paid as cash compensation were $60,000 for those non-employee directors, other than the Chairman of the Board and the Chairman of the Audit Committee. The Chairman of the Board received annualized director fees of $80,000 in 2010 compensation and the Chairman of the Audit Committee of the Board received annualized director fees of $65,000. Such fees were paid quarterly and were earned pro rata based on the period that the respective positions were held during 2010. No fees were paid to employee directors.

Each non-employee director who was elected to the board during 2010 was also awarded 20,000 shares of restricted stock under the Stock Plan as defined herein. Ten percent or 2,000 shares of each award of restricted stock are subject to time-based vesting (the "Time-Vested Shares"), with 500 shares of the Time-Vested Shares vesting on March 31 of each of 2011, 2012, 2013, and 2014 subject to the director's continuous service through the vesting date. The remaining 18,000 shares of each award of restricted stock are subject to performance-based vesting (the "Performance-Vested Shares"), with 4,500 of the Performance-Vested Shares vesting on March 31 of each of 2011, 2012, 2013, and 2014, provided that as of each such vesting date our consolidated return on operating income for the preceding fiscal year as a percent of average working capital (excluding discontinued operations) is equal to or greater than 6%, with respect to the 2010 and 2011 fiscal years, and 8%, with respect to the 2012 and 2013 fiscal years. In the event we miss the target in a given year, the shares that would otherwise have vested in that year will be rolled forward to the next year and will vest simultaneously with the shares already allocated for that subsequent year should we exceed that year's target by an amount sufficient to cover the prior year's or years' cumulative shortfall. This rollover mechanism will permit shares to be carried forward over multiple years until the expiration of the plan. The 2010 target was not met, and therefore, 4,500 of the Performance-Vested Shares were rolled forward to the next year.

Mr. Mandell became Chairman of the Board effective February 2010 and Mr. Woodward became Chairman of the Audit Committee in June 2010. Both Mr. Mandell and Mr. Woodward earned fees in proportion to the period during 2010 in which they served as Chairman of Board and Audit Committee, respectively. In June 2010, Ms. Page and Mr. Siegel were elected to the Board of Directors, replacing Messrs. Sperry and Winter due to their resignation. These non-employee directors earned fees approximately in proportion to the time they served as non-employee directors in 2010.

We reimburse our directors for out-of-pocket expenses associated with attendance at the meetings of the Board and its Committees. Non-employee director fees for 2011 remain the same as 2010. Such compensation will be paid quarterly and upon the election of the non-employee director, may receive one-half of the annual compensation as shares of the Company's Common Stock and one-half of payment in cash. Non-employee directors do not receive any additional compensation for attending meetings.

MANAGEMENT

Executive Officers

The following table sets forth certain information regarding all executive officers who are not also directors:

Name	Age	Position(s) Held
Maura M. Langley	40	Vice-President and Chief Financial Officer
Eric G. Prengel	42	President, Men's Division
David L. Gren	41	President, Rio Garment

MAURA M. LANGLEY returned to the Company as Vice President and Chief Financial Officer in August 2011 after leaving to pursue other interests in July 2009. During her time away from the Company, she served as Vice-President, Corporate Controller of Centerplate and then Chief Financial Officer of Spartan Foods of America. During her five year tenure at the Company, she served in several roles, most recently, Vice-President of Accounting and Reporting and Chief Accounting Officer. Prior to working at the Company Ms. Langley was an audit manager with Deloitte and Touche. Ms. Langley is a certified public accountant.

ERIC G. PRENGEL joined the Company as President of its Men's division in October 2010 with nearly twenty years of expertise in developing and growing menswear brands, most recently as Executive Vice President of Global Business Development at HMX LLC (formerly Hartmarx Corporation) from 2009 through 2010. In that position, Mr. Prengel oversaw the international development of all HMX brands, including Hickey Freeman, Hart Schaffner Marx, and Bobby Jones as well as all aspects of the domestic product license program. Previously, he served as Group President of HMX Sportswear from 2006 through 2009, responsible for the Sales, Design, Operations and Finance teams, where he successfully implemented strategic re-branding initiatives to re-energize brands such as Jack Nicklaus and Ted Baker. Prior to that, Mr. Prengel held various leadership positions at Marc Ecko Enterprises, Polo Ralph Lauren and Kenneth Cole Menswear.

DAVID L. GREN joined the Company as President of Rio Garment upon the acquisition of the entity on August 25, 2011 with over 20 years of experience in the garment production services in the apparel industry. Mr. Gren has acted as general manager of Rio Garment since 2006. As general manager, Mr. Gren was responsible for the overall performance of the company with a primary focus on manufacturing oversight and the significant customer relationships. Prior to Rio Garment, Mr. Gren provided management services for apparel production through Maya Apparel Group, Inc. from 2005 through 2006 and Indosheen, Inc. from 2001 through 2005.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth information regarding compensation of our principal executive officers and our other named executive officers during 2010 and 2009:

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Heath L. Golden	2010	370,307	—	270	370,577
President and Chief Executive Officer	2009	303,290	223,848	3,474	530,612
Howard L. Zwilling	2010	500,000	—	1,290	501,290
President, Women's Division	2009	201,923	223,848	115	425,886
Eric G. Prengel[2] *President, Men's Division*	2010	67,816	171,181	—	238,997

(1) These amounts represent the grant date fair value of stock awards granted to each named executive officer in the year ended December 31, 2010 or 2009 computed in accordance with Financial Accounting Standards Board Accounting Standard Codification® Topic 718, that considers the probability of meeting or exceeding the performance criteria as a pertinent factor in estimating the fair value of the performance-based stock awards. A discussion of the assumptions used in determining grant date fair value may be found in Note 1 and Note 12 to our consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(2) Mr. Prengel was named President of our Men's division on October 12, 2010, the date he became an employee of the Company. Mr. Prengel's base salary is $300,000 per annum.

NARRATIVE DISCLOSURE RELATING TO SUMMARY COMPENSATION TABLE

Golden Employment Agreement

Mr. Golden's employment with us during 2010 was governed by the terms of an employment agreement dated April 3, 2007, pursuant to which he served as our Vice President of Administration, General Counsel and Secretary. On May 4, 2009, as part of a reduction in executive compensation under a cost reduction plan, Mr. Golden's base salary was decreased to $261,250. Upon Mr. Golden's July 29, 2009 appointment as our President and Chief Executive Officer, his annual salary was increased to $350,000. On October 20, 2010, the Board approved an increase to Mr. Golden's annual salary to $450,000 effective immediately.

On May 2, 2011, the Company entered into an amended and restated employment agreement with Mr. Golden pursuant to which he will continue to serve as our Chief Executive Officer and receive a base salary of $450,000 per year. The amended and restated employment agreement provides for the following severance benefits upon a termination of employment by the Company other than for cause or due to Mr. Golden's disability: (i) an amount equal to 18 months (or, in the event such termination occurs within one year following a change in control, 24 months) of his then current base salary, generally paid in six (6) equal monthly installments following such termination, and (ii) a pro-rata annual bonus in respect of the year of termination, calculated by multiplying any annual bonus Mr. Golden would otherwise have been entitled to receive in respect of the year of his termination by a fraction, the numerator of which will be the number of full completed months in the fiscal year of termination elapsed through the date of termination, and the denominator of which will be 12. Mr. Golden has agreed not to solicit any of our customers or personnel during his employment and for one year following any termination of his employment.

Zwilling Employment Agreement

Mr. Zwilling's employment with us during 2010 was governed by the terms of an employment agreement dated July 24, 2009, pursuant to which Mr. Zwilling serves as President of our Women's division. Under the agreement, Mr. Zwilling was entitled to an annual base salary of $500,000. On May 11, 2011, in conjunction with the sale of the Women's division, Mr. Zwilling separated from his employment with us as the President of the Women's division, effective as of May 6, 2011.

Prengel Employment Agreement

Mr. Prengel's employment with us during 2010 was governed by the terms of an employment agreement dated October 12, 2010, pursuant to which Mr. Prengel serves as President of our Men's division. Under the agreement, Mr. Prengel is entitled to an annual base salary of $300,000. Upon a termination of employment by the Company other than for cause, Mr. Prengel is entitled to severance equal to half of his annual base salary.

Annual Incentive Bonus

In October 2009, we adopted the Hampshire Group, Limited 2010 Cash Incentive Bonus Plan (the "Bonus Plan") pursuant to which we may grant annual performance-based bonuses to approximately 30 employees, managers, and named executive officers for fiscal years subsequent to 2009. The goal of the Bonus Plan is to align the annual interests of our management and other key employees with those of the Company and our stockholders by providing a cash bonus incentive for meeting annual goals set by the Board. The Company did not meet the annual performance goals for 2010, and therefore, the Compensation Committee did not approve bonus payments under the Bonus Plan for 2010.

Stock Plan

On October 21, 2009, we adopted a stock and cash incentive compensation plan (the "Stock Plan"), which is designed to assist us in attracting, retaining, motivating, and rewarding key employees, officers, directors, and consultants, and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of these individuals with those of our stockholders. The Stock Plan, which is administered by the Board or a committee appointed by the Board, permits us to award eligible persons nonqualified stock options, restricted stock, and other stock-based awards.

Mr. Prengel was granted 100,000 shares under the Stock Plan on November 2, 2010 as described in the footnotes to the schedule in the "*OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END*" section following herein.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of unvested stock awards, all granted under the Stock Plan, outstanding on the last day of the fiscal year ended December 31, 2010, including both awards subject to performance conditions and non-performance based awards, to each of the executive officers named in the Summary Compensation Table.

Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Heath L. Golden.	7,500	28,125	90,000	337,500
Howard L. Zwilling[4] . .	7,500	28,125	90,000	337,500
Eric G. Prengel	10,000	37,500	90,000	337,500

(1) Initial grant of 10,000 time-based vesting shares for Mr. Golden and Mr. Zwilling, with 25% vesting on March 31 of each of 2010, 2011, 2012, and 2013, subject to employment as of the vesting date. Mr. Prengel's 10,000 shares consist of time-based vesting shares, with 25% vesting on March 31 of each 2011, 2012, 2013, and 2014, subject to employment as of the vesting date.

(2) Each of our named executive officers were granted 90,000 performance-based vesting shares (the "Performance-Vested Shares"), with 22,500 of the Performance-Vested Shares vesting on March 31 of each of 2011, 2012, 2013, and 2014, provided that as of each such vesting date our consolidated return on operating income for the preceding fiscal year as a percent of average working capital (excluding discontinued operations) is equal to or greater than 6%, with respect to the 2010 and 2011 fiscal years, and 8%, with respect to the 2012 and 2013 fiscal years. In the event the performance target is not met in a given year, the shares that would otherwise have vested in that year will be rolled forward to the next year and will vest simultaneously with the shares already allocated for that subsequent year should we exceed that year's target by an amount sufficient to cover the prior year's or years' cumulative shortfall. This rollover mechanism will permit shares to be carried forward over multiple years until the expiration of the plan. The 2010 target was not met, and therefore, 22,500 of the Performance-Vested Shares were rolled forward to the next year.

(3) The market value of the stock award is determined by multiplying the number of shares times $3.75, the closing price of our Common Stock on the OTC Markets (formerly known as "Pink Sheets") under the symbol "HAMP.PK" on December 31, 2010, the last day of our fiscal year.

(4) On May 11, 2011, in conjunction with the sale of the Women's division, Mr. Zwilling separated from his employment with us as the President of the Women's division, effective as of May 6, 2011. Upon separation, Mr. Zwilling forfeited all 95,000 unvested stock awards granted under the Stock Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2010 with respect to shares of the Company's Common Stock that may be issued under equity compensation plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	None	N/A	None
Equity Compensation Plans Not Approved by Stockholders	840,184	$3.38	19,930
Total	840,184	$3.38	19,930

On October 21, 2009, we adopted the Stock Plan. The total number of shares of the Company's Common Stock available for issuance under the Plan is 880,000.

The Stock Plan is designed to assist us in attracting, retaining, motivating, and rewarding key employees, officers, directors, and consultants, and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of these individuals with those of our stockholders. The Stock Plan permits us to award eligible persons nonqualified stock options, restricted stock, and other stock-based awards. In connection with the adoption of the Stock Plan, the Board approved grants of restricted stock under the Stock Plan, which consisted of over 30 grants to employees, managers, named executive officers, and directors.

Ten percent of each award of restricted stock will be subject to time-based vesting (the "Time-Vested Shares"), with 25% of the Time-Vested Shares already vesting on March 31 of each of 2010, 2011, 2012, 2013, and 2014 subject to the respective grantee's grant date and continued service through the applicable vesting date. The remaining 90% of each award of restricted stock will be subject to performance-based vesting (the "Performance-Vested Shares"), with 25% of the Performance-Vested Shares vesting on March 31 of each of 2011, 2012, 2013, and 2014, provided that as of each such vesting date the Company's consolidated return on operating income for the preceding fiscal year as a percent of average working capital (excluding discontinued operations) is equal to or greater than 6%, with respect to the 2010 and 2011 fiscal years, and 8%, with respect to the 2012 and 2013 fiscal years. In the event the Company misses its target in a given year, the shares that would otherwise have vested in that year will be rolled forward to the next year and will vest simultaneously with the shares already allocated for that subsequent year should the Company exceed that year's target by an amount sufficient to cover the prior year's or years' cumulative shortfall. This rollover mechanism will permit shares to be carried forward over multiple years until the expiration of the Plan. The 2010 target was not met, and therefore, 25% of the Performance-Vested Shares were rolled forward to the next year.

REPORT OF AUDIT COMMITTEE

The Audit Committee of the Board of Directors, which consists entirely of directors who meet the independence and experience requirements of the Securities and Exchange Commission for service on an audit committee, has furnished the following report:

The Audit Committee assists the Board in overseeing and monitoring the integrity of our financial reporting process, compliance with legal and regulatory requirements and the quality of internal and external audit processes. This committee's role and responsibilities are set forth in our charter adopted by the Board, which is available on our website at *www.hamp.com*. This committee reviews and reassesses our charter annually and recommends any changes to the Board for approval. The Audit Committee is responsible for overseeing our overall financial reporting process, and for the appointment, compensation, retention, and oversight of the work of BDO USA, LLP. In fulfilling its responsibilities for the financial statements for fiscal year December 31, 2010, the Audit Committee took the following actions:

- Reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2010 with management and BDO USA, LLP, our independent registered public accounting firm;
- Discussed with BDO USA, LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, relating to the conduct of the audit; and
- Received written disclosures and the letter from BDO USA, LLP regarding its independence as required by applicable requirements of the Public Company Accounting Oversight Board regarding communications with the Audit Committee, and the Audit Committee further discussed BDO USA, LLP's independence. The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the committee determined appropriate.

Based on the Audit Committee's review of the audited financial statements and discussions with management, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the Securities and Exchange Commission.

Members of the Audit Committee

Peter H. Woodward, Chairman
Janice E. Page
Herbert Elish

AUDIT FEES

The Audit Committee appointed and shareholders ratified BDO USA, LLP ("BDO") as the Company's independent registered public accounting firm for the years ended December 31, 2010 and 2009, and BDO commenced providing services for the quarterly period ended September 26, 2009. Deloitte & Touche LLP ("Deloitte") served as the independent registered public accounting firm through to the appointment of BDO, including for the quarterly periods ended March 28, 2009 and June 27, 2009.

The aggregate fees for professional services rendered for the Company by the Company's auditors for the years ended December 31, 2010 and 2009 were:

	2010	2009
Audit	$255,670	$309,477
Audit related	—	32,200
All other	—	—
Total	$255,670	$341,677

Audit Fees

The aggregate fees of BDO for professional services for the audit of our annual consolidated financial statements as of and for the year ended December 31, 2010 and for the review of our unaudited consolidated financial statements for the first, second and third quarters of 2010 was approximately $239,000 and expenses related thereto were $16,305. In addition, Deloitte billed approximately $83,000 for audit services rendered in 2009 and expenses related thereto were $1,415, primarily related to the review of the first and second quarter financial statements, while engaged as the Company's independent registered accounting firm.

Audit Related Fees

There were no audit related services for 2010. The aggregate fees of BDO for audit related services rendered for 2009 were $2,200 and were for BDO's review of the Company's October 2009 S-8 filing related to compensation plans. The aggregate fees of Deloitte for audit related services rendered for 2009 were $30,000 and were for Deloitte's review of, among other things, the Company's October 2009 S-8 filing related to compensation plans.

Tax Fees

There were no tax related services rendered by BDO or Deloitte for 2010 and 2009.

All Other Fees

There were no other fees billed by BDO or Deloitte for 2010 and 2009.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent registered accounting firm for the next year's audit, management will submit a listing of services expected to be rendered during that year for each of our categories of services to the Audit Committee for approval.

1. AUDIT SERVICES include audit work performed in the preparation of financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and attest services and consultation regarding financial accounting and/or reporting standards.

2. AUDIT-RELATED SERVICES are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, sales and disposals, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. TAX RELATED SERVICES include all services performed by the independent auditor's tax personnel except those services specifically related to the audit of the financial statements, and include fees in the areas of tax compliance, tax planning, and tax advice.

4. OTHER FEES are those associated with services not captured in the above categories. The Company generally does not request such services from the independent registered accounting firm.

Prior to engagement, the Audit Committee obtains detailed information as to the particular services to be provided, and then completes its pre-approval process. The fees are budgeted and the Audit Committee requires the independent registered accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered accounting firm. The Audit Committee may delegate pre-approval authority to one or more of its members. The members to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

All work performed by BDO and Deloitte as described in the "*Audit Fees*" section under the captions Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees was approved or pre-approved by the Audit Committee in accordance with the policies and procedures set forth above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

To our knowledge, all reports which were required to be filed by our directors, executive officers and ten percent stockholders pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, were filed on a timely basis, except for six transactions relating to a former director and reporting person, Harvey Sperry, that were disclosed in two Form 4 — Statement of Changes in Beneficial Ownership filings during the fiscal year 2010.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Current rules define a related party transaction to include any transaction, arrangement or relationship in which the company is a participant and in which any of the following persons has or will have a direct or indirect interest:

(a) An executive officer, director or director nominee of the company;

(b) Any person who is known to be the beneficial owner of more than 5% of the company's Common Stock;

(c) Any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of the company's Common Stock; or

(d) Any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

On August 25, 2011, the Company, RG Merger Sub S.A., a Honduran *sociedad anonima* and an indirect wholly owned subsidiary of the Company ("Merger Sub"), Rio Garment S. de R.L., a Honduran limited liability company ("Rio") and BGY II, LLC (the "Equityholders' Representative") entered into Amendment No. 2 to the Agreement and Plan of Merger ("Amendment No. 2"), dated as of June 13, 2011, by and among the Company, Merger Sub, Rio, the equityholders of Rio, which include Mr. Buxbaum, Mr. Yogel (through YIH III, an affiliate of Mr. Yogel) and Mr. Gren (the "Equityholders") and the Equityholders' Representative, as amended (the "Merger Agreement"). The closing of the transactions contemplated by the Merger Agreement (the "Closing") occurred on August 25, 2011, and pursuant to the Merger Agreement Rio merged with and into Merger Sub (the "Surviving Corporation") and the separate corporate existence of Rio ceased (the "Merger").

In connection with the Merger, at Closing, the Company (x) paid to the Equityholders' Representative, on behalf of the Equityholders, a total of $7.0 million in cash, $3.5 million of which was deposited into an escrow account pending certain post-closing purchase price adjustments in respect of net working capital, Rio's indebtedness and Rio's transaction expenses, each as of Closing, a post-closing adjustment in respect of the 2011 EBITDA of Rio as finally determined in accordance with the Merger Agreement, and for certain potential indemnification claims and (y) issued to the Equityholders' Representative, on behalf of the Equityholders, an aggregate of $3.5 million of the Company's Common Stock (967,009 shares valued at a 90-day volume-weighted average price per share) and held back an additional $6.5 million of the Company's Common Stock (1,781,798 shares) for a post-closing adjustment in respect of any shortfall between actual 2011 EBITDA and 2011 EBITDA as estimated at Closing and for potential indemnification claims. Each of Mr. Buxbaum, Mr. Yogel (through YIH III, an affiliate of Mr. Yogel) and Mr. Gren owns one-third of the interests of the Equityholders' Representative. The Equityholders have executed an Equityholders' Representative and Distribution of Proceeds Agreement, pursuant to which the cash paid, and the Company's Common Stock issued, to the Equityholders' Representative by the Company pursuant to the Merger Agreement is distributed among the Equityholders.

In addition, pursuant to the Merger Agreement, at Closing the Company repaid to (x) Buxbaum Company, LLC, an entity affiliated with, and controlled by, Mr. Buxbaum, indebtedness of Rio totaling $2.2 million, (y) YIH III, LLC, an entity affiliated with, and controlled by, Mr. Yogel, indebtedness of Rio totaling $0.8 million, and (z) repaid to David Gren indebtedness of Rio totaling $0.1 million. In addition, Buxtradefina, LLC ("BTF"), an entity affiliated with, and controlled by, Mr. Buxbaum, is a co-obligor of a promissory note issued by Rio to a third party; in connection with the Merger Agreement, the Company agreed to cause the Surviving Corporation to indemnify BTF for any amounts required to be paid by BTF under the terms of such note.

In addition, David Gren owns a 50% interest in Deep South Holding Company, Inc., which provides certain screen printing services to Rio.

Voting Agreement

Pursuant to that certain Voting Agreement, dated as of August 25, 2011, by and among Paul M. Buxbaum, David L. Gren, YIH III, LLC (collectively, the "Rio Stockholders") and the Company, the Rio Stockholders must, upon the request of the Company (i) appear at the Annual Meeting of the Company's Shareholders on October 17, 2011, or cause all of their shares to be counted as present for the purposes of establishing a quorum at such meeting and (ii) vote, or cause to be voted, all of their shares (A) in favor of each nominee to the Company's Board that is nominated for election by the Nominating Committee of the Board (or by any successor committee thereto or by the Board), which includes each of the director nominees set forth in Proposal 1 of this Proxy Statement, (B) in favor of the approval of an amendment to the Certificate of Incorporation to increase the authorized shares of Common Stock to 13,333,333 shares, as set forth in Proposal 3 of this Proxy Statement and (C) in favor of the approval of an amendment to the Certificate of Incorporation to remove the ability of shareholders of the Company to act by written consent, as set forth in Proposal 4 of this Proxy Statement.

The Rio Stockholders have appointed the Company as attorney-in-fact with full power of substitution for and on behalf of each such Rio Stockholder to (i) attend any and all meetings of the stockholders of the Company and to be counted as present thereat, including the 2011 Annual Meeting, (ii) vote, express consent or dissent or otherwise act on and behalf of such Rio Stockholder, and (iii) grant or withhold all written consents with respect to all shares held by the Rio Stockholders at any and all meetings of the Company's stockholders or in connection with any action sought to be taken by written consent without a meeting, in each case with respect to the matters set forth in the above paragraph.

Stockholder Rights Agreement

The Company and the Rio Stockholders are also each party to that certain Stockholder Rights Agreement, dated as of August 25, 2011, under which the Board of the Company is currently obligated to take such action as may be necessary to nominate two members of the Board that are designated by certain of the Rio Stockholders (such nominees, the "Rio Designees"). The Rio Designees, with respect to the election of directors to occur at the 2011 Annual Meeting, are Paul M. Buxbaum and Benjamin C. Yogel.

Mr. Harvey Sperry, a former director of the Company, retired as a partner of the law firm of Willkie Farr & Gallagher LLP in March 2000. The firm has served as legal counsel for the Company since 1977. In such capacity, for the years ended December 31, 2010 and 2009, this firm was paid approximately $0.8 million and $1.8 million, respectively. Mr. Sperry retired from the Board of Directors effective June 2010.

On August 30, 2005, the Company entered into a twelve-year, triple net lease for 100% of the space in a building located in Anderson, South Carolina with a company in which Mr. Charles Clayton, a former executive whose employment was terminated in 2006, is a beneficial owner. Commencing February 1, 2006, the Company started utilizing the building as its administrative offices. The Company occupies approximately 40% of the building, but under terms of the lease it is required to pay for 100% of the space and may sublease any unused space. Lease payments made by the Company related to this facility were approximately $0.4 million and $0.3 million during the years ended December 31, 2010 and 2009, respectively.

The Audit Committee Charter provides that the Audit Committee must approve all related party transactions entered into by the Company with any of our directors or executive officers.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Proposal 2)

The Audit Committee has appointed BDO USA, LLP ("BDO"), as our independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2011. The Board proposes that the stockholders ratify this appointment. BDO audited our financial statements for the fiscal year ended December 31, 2010. Representatives of BDO will be present at the meeting, will be able to make a statement if they so desire, and will be available to respond to appropriate questions.

On and effective September 28, 2009, BDO was engaged to serve as the Company's independent registered public accounting firm, replacing Deloitte & Touche LLP ("Deloitte"). BDO was engaged as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2009, and to perform procedures related to the financial statements included in the Company's quarterly reports on Form 10-Q, beginning with the quarter ended September 26, 2009.

During the fiscal years ended December 31, 2008 and 2007 and through September 28, 2009, the date of the appointment of BDO, the Company did not consult BDO with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as defined in Item 304(a)(2)(i) and (ii) of the Securities and Exchange Commission's Regulation S-K.

On September 28, 2009, the Company dismissed Deloitte as the Company's independent registered public accounting firm. The decision to dismiss Deloitte was recommended and approved by the Audit Committee of the Company's Board of Directors.

The audit reports of Deloitte on the Company's consolidated financial statements for the fiscal years ended December 31, 2008 and 2007 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report for fiscal year ended December 31, 2008 contained an explanatory paragraph with respect to uncertainty as to our ability to continue as a going concern. Specifically, the Company was not in compliance with a covenant in its credit facility at December 31, 2008, which raised uncertainty regarding the Company's ability to fulfill its financial commitments as they became due during 2009. Subsequently, the Company amended its credit facility on August 7, 2009, which eliminated the covenant violation and provided the Company with a $48 million credit facility. During the fiscal years ended December 31, 2008 and December 31, 2007, and during the period from the end of the most recently completed fiscal year through September 28, 2009, the date of the dismissal of Deloitte, there were no disagreements with Deloitte regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to such disagreements in its reports. During the years ended December 31, 2008 and 2007, and through September 28, 2009, there were no reportable events as defined in Item 304(a)(1)(v) of the Securities and Exchange Commission's Regulation S-K.

The following table presents fees for professional audit services rendered by BDO for the audit of the Company's annual financial statements for the year ended December 31, 2010 and fees billed for other services rendered by BDO during this period.

AUDIT FEES

The Audit Committee appointed BDO as the Company's independent registered public accounting firm for the year ended December 31, 2010.

	2010
Audit	$255,670
Audit related	—
All other	—
Total	$255,670

Audit Fees

The aggregate fees paid to BDO for professional services for the audit of our annual consolidated financial statements as of and for the year ended December 31, 2010 and for the review of our unaudited consolidated financial statements for the first, second and third quarters of 2010 was approximately $239,000 and expenses related thereto were $16,305.

Audit Related Fees

There were no audit related fees related to services rendered by BDO for 2010.

Tax Fees

There were no tax related services rendered by BDO for 2010.

All Other Fees

There were no other fees billed by BDO for 2010.

In the event the stockholders do not ratify the appointment of BDO as our independent public accounting firm, the Audit Committee may reconsider its appointment.

The affirmative vote of a majority of the shares cast affirmatively or negatively at the annual meeting is required to ratify the appointment of the independent registered public accounting firm.

The Board Of Directors Recommends A Vote To Ratify The Appointment Of BDO USA, LLP As Our Independent Registered Public Accounting Firm, And Proxies Solicited By The Board Will Be Voted In Favor Of Such Ratification Unless A Stockholder Indicates Otherwise On The Proxy.

INCREASE IN AUTHORIZED SHARES OF COMMON STOCK

(Proposal 3)

The Board of Directors has recommended to the stockholders that our Company amend its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 10,000,000 to 13,333,333 shares. As of August 26, 2011, there were 7,146,488 shares of our Common Stock issued and outstanding, and we had reserved approximately 2,301,484 additional shares for future issuance. These reserved shares include: 319,686 shares for issuance upon exercise of restricted awards granted under our Stock Plan, 100,000 shares for issuance upon exercise of restricted awards granted to Mr. Golden on May 2, 2011, options to purchase 100,000 shares granted to Mr. Golden on May 2, 2011, and 1,781,798 shares that were held back in accordance with the terms of the Rio Garment acquisition. If this proposal is approved, the Board of Directors will have the authority to issue approximately 3,885,361 additional shares of Common Stock, not including shares already reserved for issuance, as described above, without further stockholder approval. The Board of Directors believes that the increase in the number of authorized shares of Common Stock is in the best interests of our Company and our stockholders. The Board of Directors believes that the authorized Common Stock should be increased to provide sufficient shares for such corporate purposes as may be determined by the Board of Directors.

These purposes may include, among others, the issuance of Common Stock to facilitate potential mergers or acquisitions, raising capital or acquiring trademarks through the sale of stock, and/or attracting or retaining valuable employees by the issuance of restricted stock or stock options. Except as described above or elsewhere in this proxy statement, we have no plans, understandings, commitments, agreements or undertakings concerning the issuance of any such additional shares. The Board of Directors, however, considers the authorization of additional shares of Common Stock advisable to ensure prompt availability of shares for issuance should the occasion arise.

If this proposal is approved by the stockholders, the Board of Directors will have the authority to issue the additional authorized shares of Common Stock, or any part thereof, without further action by the stockholders except as required by law or applicable requirements of self regulatory organizations. The additional shares of Common Stock authorized for issuance pursuant to this proposal will have the rights and privileges which the presently outstanding shares of Common Stock possess under our Certificate of Incorporation. Shares of our Common Stock, including the additional shares proposed for authorization; do not have preemptive or similar rights. The increase in authorized shares would not affect the terms or rights of holders of existing shares of Common Stock. All outstanding shares of Common Stock would continue to have one vote per share on all matters to be voted on by the stockholders, including the election of directors.

The issuance of additional shares by us could have an effect on the potential realizable value of a stockholder's investment. In the absence of a proportionate increase in our earnings and book value (or decrease in our net loss), an increase in the aggregate number of outstanding shares of the Common Stock caused by the issuance of additional shares would dilute the earnings per share and book value per share (or increase the loss per share) of all outstanding shares of our capital stock. If such factors were reflected in the price per share of Common Stock, the potential realizable value of a stockholder's investment could be adversely affected. While authorization of the additional shares will not directly dilute the proportionate voting power or other rights of existing stockholders, future issuances of Common Stock enabled by authorization of the additional shares could reduce the proportionate ownership of existing holders of Common Stock, and, depending on the price at which such shares are issued, may be dilutive to the existing stockholders.

The authorized but unissued shares of Common Stock could be used to make a change in control of our Company more difficult. For example, such shares could be sold to purchasers who might side with the Board of Directors in opposing a takeover bid that the Board determines not to be in the best interests of our Company and our stockholders. Such a sale could have the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of our Common Stock, to acquire control of our Company since the issuance of new shares could be used to dilute the stock ownership of the acquirer. We are not aware of any pending or threatened efforts to obtain control of our Company, and the Board of Directors has no current intention to use the additional shares of Common Stock to impede a takeover attempt or to propose any additional anti-takeover measures in future proxy solicitations.

It is proposed that the following amendment to the Company's Certificate of Incorporation be approved:

The first paragraph of Article FOURTH, Subdivision A, shall be deleted in its entirety and replaced with the following language:

> The total number of shares of stock which the Corporation shall have authority to issue is Fourteen Million, Three Hundred Thirty Three Thousand, Three Hundred Thirty Three Shares (14,333,333), of which Thirteen Million, Three Hundred Thirty Three Thousand, Three Hundred Thirty Three Shares (13,333,333) shall have a par value of Ten Cents ($0.10) each and shall be designated "Common Stock," and One Million (1,000,000) shares shall be Serial Preferred Stock ("Preferred Stock"). The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Restated Certificate of Incorporation, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series and to fix the designations, voting powers, preferences and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations or restrictions thereof.

The Board Of Directors Recommends a Vote "FOR" an Amendment to the Certificate of Incorporation to Increase the Authorized Shares of Common Stock from 10,000,000 to 13,333,333 Shares.

REMOVE ABILITY OF SHAREHOLDERS TO ACT BY WRITTEN CONSENT

(Proposal 4)

Under the Delaware General Corporation Law, unless otherwise provided in a corporation's certificate of incorporation, any action required or permitted to be taken by shareholders at a meeting may be taken without notice, without a meeting and without a shareholder vote if a written consent setting forth the action to be taken is signed by the holders of outstanding shares of stock having the requisite number of votes that would be necessary to authorize the action at a meeting of shareholders at which all shares entitled to vote were present and voted. The Company's Certificate of Incorporation does not currently address shareholder action by written consent, and its By-laws currently authorize shareholder action by written consent. Consequently, the holders of the requisite number of shares of the Company's Common Stock currently may take action without notice, without a meeting and without a shareholder vote.

Action by written consent does not require input from, or even communication to, all stockholders, and as a result, it disenfranchises all of those stockholders who do not have the opportunity to participate in the written consent. Instead, action by written consent would allow stockholders holding a majority of outstanding shares to take an action, including significant actions such as agreeing to sell the Company, without a vote or any other input from other stockholders. In fact, such an action could be finalized before other stockholders were even aware of it, much less before they were offered an opportunity to consent or object. Action by written consent allows opportunistic market participants who hold (or borrow) shares for only a short period of time to determine the outcome on a particular issue, and to do so without any notice to long-term investors. Moreover, such activity can be directed at very short-term speculation in stock prices which could be at odds with long-term, sustainable Company success. The Board believes that it is appropriate to prevent the holders of a majority of outstanding voting securities from potentially taking unannounced action and from using the written consent procedure to take action affecting the rights of all of the Company's shareholders without such action being fully considered by all of the Company's shareholders at a formal meeting of shareholders.

In addition, the requirement for corporate action through votes at stockholder meetings provides protections and advantages not offered by an action by written consent. Information regarding proposed stockholder actions at stockholder meetings is widely disseminated through the required proxy statement. Proxy statements must include certain information on proposed actions and the process of voting in stockholder meetings provides for transparent, public, and deliberate consideration of issues facing the Company and ensures that stockholders have sufficient information and time to weigh the arguments presented. In contrast, action by written consent does not guarantee any of these protections and advantages. Action by written consent can also waste Company resources and result in stockholder confusion. If a proposed action is not in the best interests of the Company, because it reflects a narrow self-interest or otherwise, the Company could end up spending valuable resources tracking and defending against such an action. Moreover, multiple groups of stockholders would be able to solicit written consents, some of which may be duplicative or conflicting. There is no need for stockholders to act by written consent to raise important matters outside the normal annual meeting cycle. The Company welcomes and encourages stockholders to communicate with it at all times and has several mechanisms already in place, including those described in "Stockholder Communication to the Board," to facilitate a dialogue with the Board and any of its members.

The proposed amendment could have a potential anti-takeover effect and might render more difficult or discourage a merger, tender offer, proxy contest or change in control and the removal of management, which shareholders might otherwise deem favorable. This proposed amendment, if adopted, may be disadvantageous to shareholders to the extent that it has the effect of delaying or discouraging a future takeover attempt that is not approved by the Board but which a majority of the shareholders may deem to be in their best interests. This amendment is not being proposed in response to any attempt to acquire control of the Company, to obtain representation on the Company's Board, or to take significant corporate action, and the Company is not aware of any such plans.

It is proposed that the following amendment to the Company's Certificate of Incorporation be approved:

Article SEVENTH shall be deleted in its entirety and substituting in place thereof the following:

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of the Corporation. No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders.

If this Proposal 4 to amend the Company's Certificate of Incorporation to remove the ability of shareholders to act by written consent is approved, the Board of Directors shall, immediately after the receipt of such approval, amend the By-laws of the Company to remove any provisions therein that permit shareholders to act by written consent in lieu of a meeting.

The Board Of Directors Recommends a Vote "FOR" an Amendment to the Certificate Of Incorporation to Remove the Ability of Shareholders to Act by Written Consent

OTHER MATTERS

The Board of Directors knows of no other business which will be presented at the annual meeting. If any other business is properly brought before the annual meeting, proxies will be voted in accordance with the judgment of the persons named therein.

New York, New York
September 26, 2011

Our Annual Report on Form 10-K, which includes our financial statements for the fiscal year ended December 31, 2010, and which provides additional information about us, can be found on the website of the Securities and Exchange Commission at *www.sec.gov.* It is also available on our website at *www.hamp.com.* You may obtain from us a printed copy of our Annual Report on Form 10-K, including our financial statements, free of charge, by sending a written request to: Chief Financial Officer, Hampshire Group, Limited, 1924 Pearman Dairy Road, Anderson, South Carolina, 29625. Exhibits will be provided upon written request and payment of an appropriate processing fee.